   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996

                                                       REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                   HOME HEALTH CORPORATION OF AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                  8082                    23-2224800
    (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
    INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)                NUMBER)

                          2200 RENAISSANCE BOULEVARD
                                   SUITE 300
                           KING OF PRUSSIA, PA 19406
                                (610) 272-1717
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      BRUCE J. FELDMAN, PRESIDENT AND CEO
                   HOME HEALTH CORPORATION OF AMERICA, INC.
                          2200 RENAISSANCE BOULEVARD
                                   SUITE 300
                           KING OF PRUSSIA, PA 19406
                                (610) 272-1717
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:
         FRED BLUME, ESQUIRE                    JOHN J. HUBER, ESQUIRE
        SOL GENAUER, ESQUIRE                       LATHAM & WATKINS
    BLANK ROME COMISKY & MCCAULEY              1001 PENNSYLVANIA AVENUE
     1200 FOUR PENN CENTER PLAZA                      SUITE 1300
  PHILADELPHIA, PENNSYLVANIA 19103               WASHINGTON, DC 20004
           (215) 569-5500                           (202) 637-2200

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                  PROPOSED        PROPOSED
                                  AMOUNT          MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF           TO BE       OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE
------------------------------------------------------------------------------------------------
 Common Stock, no par
  value..................     4,167,025 shares     $12.50        $52,087,813        $15,784
------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 543,525 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee. Calculated in accordance with Rule 457(c) under the Securities Act and based upon the last sale price reported for the Common Stock on the Nasdaq National Market on October 29, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
SUBJECT TO COMPLETION
Dated November 1, 1996

                                3,623,500 SHARES

           [LOGO OF HOME HEALTH CORPORATION OF AMERICA APPEARS HERE]

                                  COMMON STOCK

                                  -----------

Of the 3,623,500 shares of Common Stock offered hereby (the "Shares"), 3,000,000 shares are being offered by Home Health Corporation of America, Inc. (the "Company" or "HHCA"), and 623,500 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders."

                                  -----------

 The Common Stock is included in the Nasdaq National Market under the symbol "HHCA." On October 29, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $12.50 per share. See"Price Range of Common Stock."
                                   -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     UNDERWRITING                PROCEEDS TO
                           PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                            PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS(2)
--------------------------------------------------------------------------------
PER SHARE                   $           $            $             $
TOTAL (3)                $           $            $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted to the several Underwriters a 30-day option to purchase up to an additional 543,525 shares of Common Stock to cover over-allotments, if any. If all such shares are purchased, the total price to public, underwriting discounts and commissions, proceeds to Company and
    proceeds to Selling Stockholders will be $   , $   , $    and $   ,
    respectively. See "Underwriting."

                                  -----------

  The Shares are offered by the several Underwriters named herein when, as and if received and accepted by them subject to their right to reject any order in whole or in part and subject to certain other conditions. It is expected that
delivery of the Shares will be made in New York, New York, on or about       ,
1996.

                                  -----------

DEAN WITTER REYNOLDS INC.
                             VOLPE, WELTY & COMPANY
                                                     WHEAT FIRST BUTCHER SINGER

        , 1996

                     MAP OF BRANCH AND REGIONAL LOCATIONS
                               ----------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Additional Information...................................................    3
Prospectus Summary.......................................................    4
Risk Factors.............................................................    7
The Company..............................................................   12
Use of Proceeds..........................................................   13
Price Range of Common Stock..............................................   14
Dividend Policy..........................................................   14
Capitalization...........................................................   15
Selected Consolidated Financial Data.....................................   16
Unaudited Pro Forma Consolidated Financial Statements....................   18
Management's Discussion and Analysis
 of Financial Condition and Results of Operations........................   26
Business.................................................................   33
Management...............................................................   44
Certain Transactions.....................................................   48
Principal and Selling Stockholders.......................................   49
Description of Capital Stock.............................................   50
Shares Eligible for Future Sale..........................................   52
Underwriting.............................................................   54
Legal Matters............................................................   55
Experts..................................................................   55
Index to Financial Statements............................................  F-1

                               ----------------

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Shares, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the contract or other document filed as an exhibit to the Registration Statement, and incorporated by reference herein. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549; and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission, or accessed through the Commission's Internet address at http://www.sec.gov.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" and "HHCA" refer to Home Health Corporation of America, Inc. and its subsidiaries, and references to the "Pending Acquisitions" refer to the four acquisitions described under "The Company--Pending Acquisitions." Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References to a particular fiscal year of the Company are to the year which ends on June 30.

                                  THE COMPANY

  The Company is a leading provider of comprehensive home health care services and products, delivering nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The Company operates 28 branch locations in Florida, Pennsylvania, Delaware, New Jersey and Maryland. Assuming the consummation of the Pending Acquisitions, the Company will operate 50 branch locations providing services and products in ten states, including New Hampshire, Massachusetts, Illinois, Texas and Virginia, and the District of Columbia. The Company generated $87.7 million of net revenues in fiscal 1996 ($148.2 million on a pro forma basis after giving effect to certain acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions).

  The Company's growth objective is to enhance its position as a leading provider of quality, cost-effective, comprehensive home health care services and products by: (i) offering payors access to comprehensive home health care services and products which are provided directly by the Company; (ii) cross-selling its services and products through Coordinated Care Centers and home-based evaluations of patient needs; (iii) developing managed care referral sources; and (iv) expanding through acquisitions in existing and new markets.

  The Company seeks to provide a "one-stop-shop" of cost-effective comprehensive home health care services and products. The Company's regional Coordinated Care Centers serve as focal points for managed care organizations to efficiently arrange for Company services and products. The Coordinated Care Centers and home-based evaluations conducted by the Company's nurses enhance the Company's ability to cross-sell its comprehensive range of services and products. The Company's nurses are trained to identify at the time of the evaluation in the patient's home any additional need for Company services and products. The Company believes that it is well-positioned to benefit from the increasing preference of payors and referral sources, particularly managed care organizations, to use home health care providers that both offer and coordinate the delivery of a full range of home health care services and products.

  The Company intends to continue to expand its operations through acquisitions in existing and new markets. Since July 1, 1995, the Company has completed eight acquisitions in its existing markets. In entering a new market, the Company generally acquires a home nursing company (primarily Medicare-based) and adds additional services and products through internal growth and subsequent acquisitions in order to offer a full range of home health care services and products to patients, physicians and payors, including managed care organizations. Upon consummation of the Pending Acquisitions, the Company will enter the Texas and New England markets through the acquisition of two nursing companies (primarily Medicare-based) and increase its presence and range of services and products offered in existing markets.

  From fiscal 1994 to 1996, the Company generated a compound annual growth rate in net revenues of 55.9% through a combination of acquisitions and internal growth. The Company's net revenues increased from $36.1 million in fiscal 1994 to $87.7 million in fiscal 1996 (of which 65.6% represented nursing and related patient services net revenues), and the Company's net income increased from $928,000 in fiscal 1994 to $2.2 million in fiscal 1996 (which includes certain nonrecurring items). The Company experienced internal growth rates in net revenues of 24%, 29% and 19% for fiscal years 1994, 1995 and 1996, respectively. The Company's internal growth in net revenues was primarily the result of cross-selling its services and products, expanding the range of services and products offered, increasing patient referrals, particularly from managed care organizations, and opening new branch locations. The percentage of the Company's net revenues from managed care organizations and other payors increased from 24.9% in fiscal 1994 to 34.5% in fiscal 1996. The Company expects the percentage of net revenues from managed care organizations to continue to increase.

  The importance of home health care is increasing as a result of significant economic pressures within the health care industry. The ongoing pressure to contain health care costs, while maintaining quality care, is accelerating the growth of alternate site care, such as home health care, that reduces hospital admissions and lengths of hospital stays. In addition, home health care has grown rapidly as a result of (i) advances in medical technology, which have facilitated the delivery of services in alternate sites; (ii) demographic trends, such as an aging population; and (iii) a strong preference among patients to receive health care in their homes. Furthermore, the currently fragmented home health care industry is undergoing rapid consolidation as local providers generally do not offer a comprehensive range of cost-effective services and products and lack access to capital to expand their operations or their range of services offered. The home health care industry had total expenditures in 1995 of approximately $36.0 billion. Approximately 17,000 providers currently serve about 7 million patients per year in their homes.

                                  THE OFFERING

Common Stock Offered by the Company......... 3,000,000 shares
Common Stock Offered by the Selling Stock-
 holders.................................... 623,500 shares
Common Stock Outstanding After the Offer-
 ing........................................ 11,090,007 shares (1)(2)
Use of Proceeds by the Company.............. To repay indebtedness and pay a portion of the cash
                                             consideration for the
                                             Pending Acquisitions. See
                                             "Use of Proceeds."
Nasdaq National Market Symbol............... "HHCA"

--------------------
(1) Does not include 635,000 shares of Common Stock reserved for issuance under the Company's stock option plans (of which options to purchase 536,000 shares of Common Stock at a weighted average exercise price of $8.33 per share have been granted and options to purchase 217,914 shares of Common Stock were exercisable at September 30, 1996) and 25,000 shares of Common Stock at an exercise price of $2.54 per share reserved for issuance under certain warrants which expire on or, under certain conditions, before June 30, 1997.
(2) Does not include 751,917 shares issuable in connection with the Pending Acquisitions, assuming the price at closing used to determine the number of shares issuable was $12.50 per share. See "The Company--Pending Acquisitions" and Unaudited Pro Forma Consolidated Financial Statements.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                             FISCAL YEAR ENDED JUNE 30,
                          --------------------------------------------------------------------
                                                                          1996
                                                            ----------------------------------
                                                                        PRO       PRO FORMA
                           1992    1993    1994     1995    ACTUAL(1) FORMA(2)  AS ADJUSTED(3)
                          ------- ------- -------  -------  --------- --------  --------------
CONSOLIDATED STATEMENT
 OF INCOME DATA:
Net revenues............  $22,128 $28,543 $36,104  $55,965   $87,694  $148,154     $148,154
Operating costs and
 expenses...............   20,954  27,312  34,769   53,510    81,958   142,448      139,304
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...    1,174   1,231   1,335    2,455     5,736     5,755        8,899
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............      634     694     718    1,389     3,388     3,335        5,190
Net income..............  $   634 $   694 $   928  $ 1,389   $ 2,227       --           --
Net income per common
 and common equivalent
 share before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle(4)...........  $  0.25 $  0.18 $  0.20  $  0.38   $  0.39  $   0.34     $   0.42
Net income per common
 and common equivalent
 share(4)...............  $  0.25 $  0.18 $  0.26  $  0.38   $  0.21       --           --
Weighted average common
 and common equivalent
 shares outstanding.....    2,072   3,356   3,377    3,491     6,468     7,329       10,329
OPERATING DATA:
Number of branch
 locations..............      --      --       10       18        26        50          --
Net revenues by payor:
 Medicare...............      --      --     70.9%    59.5%     53.0%     59.3%         --
 Medicaid...............      --      --      4.2      9.1      12.5      10.0          --
 Managed care and
  other.................      --      --     24.9     31.4      34.5      30.7          --
                                          -------  -------   -------  --------
                                            100.0%   100.0%    100.0%    100.0%
                                          =======  =======   =======  ========
Sources of net revenues:
 Nursing and related
  patient services:
 Medicare...............      --      --     64.7%    51.8%     40.9%     45.6%         --
 Non-Medicare...........      --      --     14.0     23.8      24.7      19.8          --
 Respiratory therapy....      --      --      7.7      8.5      10.9       9.1          --
 Infusion therapy.......      --      --      6.9      8.6       7.2      14.1          --
 Durable medical
  equipment.............      --      --      6.7      7.3      16.3      11.4          --
                                          -------  -------   -------  --------
                                            100.0%   100.0%    100.0%    100.0%
                                          =======  =======   =======  ========

                                                          JUNE 30, 1996
                                                 -------------------------------
                                                           PRO      PRO FORMA
                                                 ACTUAL  FORMA(5) AS ADJUSTED(6)
                                                 ------- -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................... $ 1,331 $  1,763    $  1,763
Working capital.................................  19,983   28,428      28,428
Total assets....................................  66,170  105,911     105,911
Long-term debt, net.............................  16,137   44,727       9,789
Total stockholders' equity......................  38,348   44,866      79,804

--------------------
(1) Net income per common and common equivalent share, before nonrecurring bridge financing expenses, preferred stock dividends, write-off of discount on bridge financing preferred stock and extraordinary item, was $0.61 in fiscal 1996. See Unaudited Pro Forma Consolidated Financial Statements.
(2) Gives effect to four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions as if such acquisitions occurred as of July 1, 1995. See Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Gives effect to footnote (2) and the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transactions occurred as of July 1, 1995. See Unaudited Pro Forma Consolidated Financial Statements.
(4) Net income available to common and common equivalent stockholders is reduced by dividends on preferred stock for all fiscal years presented and the write-off of a discount on preferred stock of approximately $787,000 in fiscal 1996 in connection with bridge financing related to an acquisition.
(5) Gives effect to two acquisitions completed during fiscal 1997 and the Pending Acquisitions as if such transactions occurred as of June 30, 1996. See Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(6) Gives effect to footnote (5) and the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transactions occurred as of June 30, 1996. See Unaudited Pro Forma Consolidated Financial Statements.

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Shares offered hereby. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

  Pricing Pressures. Medicare, Medicaid and other payors, including managed care organizations and traditional indemnity insurers, are attempting to control and limit increases in health care costs and, in some cases, are decreasing reimbursement rates. While the Company's net revenues from managed care organizations have increased and are expected to continue to increase, payments per visit from managed care organizations typically have been lower than cost-based reimbursement from Medicare and reimbursement from other payors for nursing and related patient services, resulting in reduced profitability on such services. In addition, payors and employer groups are exerting pricing pressure on home health care providers, resulting in reduced profitability. Such pricing pressures could have a material adverse effect on the Company's financial condition or results of operations. See "Business-- Payor Mix" and "--Government Regulation."

  Medicare Reimbursement. The Company derived more than 50% of its revenues from Medicare in each of the last three fiscal years. The federal government is considering significant reductions in planned Medicare spending. The Senate and the House of Representatives in the 104th Congress passed budget resolutions calling for reductions of $256 billion and $280 billion, respectively, in forecasted Medicare program expenditures over the next seven years. While the resolutions do not provide for specific means of achieving these reductions, actions under discussion include the addition of a 20% copayment for Medicare beneficiaries for home health care services. Another proposal would change Medicare reimbursement for skilled nursing facilities, rehabilitation services and the first 60 days of home health care services by "bundling" payments for these services into a single prospective payment to hospitals to cover "post-acute" care for beneficiaries who are discharged from a hospital. The adoption of such proposals or similar proposals could have a material adverse effect on the Company's financial condition or results of operations.

  The federal government is examining a number of proposed changes to the Medicare reimbursement system for home health services, including changing home health reimbursement from a retrospective cost-based system to a prospective payment system. Currently, Medicare reimburses participating home health agencies for the reasonable costs incurred to provide covered visits to eligible beneficiaries, subject to certain cost limits which vary according to geographic regions of the country. The Company believes that reimbursement under a prospective payment system would consist of either an established fee for a specific clinical diagnosis or a fixed per diem amount for providing service. Implementation of a Medicare prospective payment system by its nature would increase Medicare's ability to better control reimbursements. The impact of such change, if implemented, on the Company's results of operations cannot be predicted with any certainty and would depend, to a large extent, on the reimbursement rates for home health services established under the prospective payment system. There can be no assurance that such reimbursement rates, if enacted, would cover the costs incurred by the Company to provide home health care services. In addition, the Health Care Financing Administration ("HCFA") of the Department of Health and Human Services ("HHS") can implement reductions in reimbursement for services and products provided by the Company. HCFA is currently proposing reductions in reimbursement for oxygen systems and aerosol medications. The Company cannot predict the number, type, timing or amount of any change in reimbursement that may occur. While the Company believes that a reimbursement reduction in a single product or service, such as oxygen systems, would not have a material adverse effect on its financial condition or results of operations, no assurance can be given that a reduction in reimbursement for more than one product would not have such a material adverse effect. See "Business--Government Regulation."

  Reimbursement Payments. The Company is paid for its services by Medicare, Medicaid, managed care organizations and other third-party payors. The home health care industry is generally characterized by long collection cycles for accounts receivable due to the complex and time consuming requirements for obtaining reimbursement from private and governmental third party payors. In addition, reimbursement from Medicare and Medicaid for certain services is subject to audit and retroactive adjustment. Retroactive adjustments made to prior year cost reports could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Payor Mix" and "--Government Regulation."

  Health Care Reform. The health care industry has experienced extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of payment for medical care by both governmental and other payors. Health care reform proposals have been formulated by federal and state governments. Government officials can be expected to continue reviewing and assessing alternative health care delivery systems and payment methodologies, and public debate of these issues can be expected to continue in the future. The Company cannot predict whether any reform measures will be enacted, or, if enacted, the nature of such reforms. There can be no assurance that any reform measure, if enacted, will not restrict the Company's operations, limit expansion of its business or impose compliance costs which cannot be recovered through price increases.

  Potential Risks Associated with Acquisitions. The Company intends to continue to expand its operations through acquisitions of home health care companies, including the Pending Acquisitions. In attempting to make acquisitions, the Company often competes with other potential acquirors, many of whom have greater financial and operational resources. Competition for acquisitions may intensify due to the ongoing consolidation in the industry, which may increase the costs of capitalizing on such opportunities. In addition, since the consideration for acquired businesses may involve cash, notes or the issuance of shares of Common Stock, options or warrants, existing stockholders may experience dilution in the value of their shares of Common Stock in connection with such acquisitions. There can be no assurance that the Company will be able to successfully negotiate, finance or integrate any such acquisitions. Acquisitions involve numerous short- and long-term risks, including loss of referral sources, diversion of management's attention, failure to retain key personnel, loss of net revenues of the acquired companies, inability to integrate acquisitions (particularly management information systems) without material disruptions and unexpected expenses, the possibility of the acquired businesses becoming subject to regulatory sanctions, potential undisclosed liabilities and the continuing value of acquired intangible assets. There can be no assurance that any given acquisition, including the Pending Acquisitions, will be consummated or, if consummated, will not materially adversely affect the Company's financial condition or results of operations. See "--Risks Related to Goodwill," "The Company--Pending Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Potential Risks Associated with Geographic Expansion. In pursuing its growth strategy, the Company intends to expand its operations into new geographic markets. When entering new geographic markets, the Company will need to establish relationships with new or additional referral sources and will be reliant on local management, who have important relationships with local referral sources. As a result, it will be necessary for the Company to give a significant amount of autonomy to local managers. In addition, the Company will be required to comply with laws and regulations of states that differ from those in which the Company currently operates, and may face competitors with greater knowledge of such local markets. There can be no assurance that the Company will be able to establish referral sources, realize management efficiencies or otherwise establish a presence in these new geographic markets. See "Business --Strategy."

  Risks Related to Goodwill. At June 30, 1996 on a pro forma basis after giving effect to two acquisitions completed in fiscal 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial Statements, the Company's total assets were approximately $105.9 million, of which approximately

$51.4 million, or approximately 48.5% of pro forma total assets, was goodwill relating to acquisitions. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the value of such goodwill will ever be realized by the Company. This goodwill is being amortized on a straight-line basis over 20 years. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary. Although at June 30, 1996 the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company. See Unaudited Pro Forma Consolidated Financial Statements and Note 1 to the Consolidated Financial Statements.

  Management of Rapid Growth. The Company has experienced rapid growth in its business and number of employees. Continued rapid growth may impair the Company's ability to efficiently provide its home health care services and products and to adequately manage its employees. While the Company is taking steps to manage its rapid growth, future results of operations could be materially adversely affected if it is unable to do so effectively.

  Competition. The home health care industry is highly competitive and includes national, regional and local providers. The Company competes with a large number of companies in all areas in which its operations are located. The Company's competitors include major national and regional companies, hospital-based programs, numerous local providers and nursing agencies. Some current and potential competitors have or may obtain significantly greater financial and marketing resources than the Company. In addition, relatively few barriers to entry exist in the home health care industry. Accordingly, other companies, including managed care organizations, hospitals, long-term care providers and health care providers that currently are not serving the home health care market, may become competitors. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially adversely affect the Company's financial condition or results of operations. See "Business--Competition."

  Regulatory Environment. As a provider of services under Medicare and Medicaid, the Company is subject to extensive regulation at both the federal and state level which provides for civil and criminal penalties, loss of licensure and exclusion from participation in the Medicare and Medicaid programs. At the federal level, such laws include both the anti-kickback provisions of the Medicare Patient and Program Protection Act of 1987
(the "Anti-kickback Statute"), which generally prohibit the offer, payment, solicitation or receipt of any remuneration in return for the referral of items or services paid for in whole or in part under the Medicare or Medicaid programs, as well as the law known as "Stark II," which generally prohibits referrals by a physician to providers of "designated health services" where the physician has a financial relationship with the provider. "Designated health services" include home health care services and products provided by the Company. The federal government, private insurers and various state enforcement agencies have increased their scrutiny of provider business practices and claims, particularly in the areas of home health care and durable medical equipment, in an effort to identify and prosecute parties engaged in fraudulent and abusive practices. In May 1995, the Clinton Administration instituted Operation Restore Trust, a health care fraud and abuse initiative focusing on nursing homes, home health care agencies and durable medical equipment companies. Operation Restore Trust which initially focused on companies located in California, Florida, Illinois, New York and Texas, the states with the largest Medicare populations, has been expanded to all fifty states. While the Company believes that it is in material compliance with such laws, there can be no assurance that the practices of the Company, if reviewed, would be found to be in full compliance with such laws, as such laws ultimately may be interpreted. It is the Company's policy to monitor its compliance with such laws and to take appropriate actions to ensure such compliance. Many states have also adopted statutes and regulations in various forms which prohibit provider referrals to an entity in which the provider has a financial interest, remuneration or fee-splitting arrangements between health care providers for patient referrals and other types of financial arrangements with health care providers. Sanctions for violations of these state regulations include loss of licensure and civil and criminal penalties. In addition, the federal government and all states regulate various aspects of the home health care industry. Such regulations include federal and state laws covering the dispensing of drugs and the operation of pharmacies, as well as state laws which may impose licensure requirements on home health care agencies and on certain types of health care practitioners employed by the Company. The failure of the Company to comply with such laws and regulations or to obtain, renew or maintain any of the required federal, state or local regulatory approvals or licenses could materially adversely affect the Company's financial condition or results of operations. There can be no assurance that either the federal government or the states will not change current interpretations of existing regulations or impose additional regulations on the Company's activities which also could adversely affect the Company's financial condition or results of operations. See "Business--Government Regulation."

  Dependence on Relationships with Referral Sources. The Company's growth and profitability depend on its ability to establish and maintain close working relationships with referral sources, including payors, hospitals, physicians and other health care professionals. Managed care organizations, which are exerting increasing influence over the health care industry, have been consolidating to enhance their ability to deliver health care services on a cost-effective basis. As managed care organizations continue to increase their market share in regions in which the Company operates, these organizations will continue to become increasingly important to the Company as referral sources. HHCA's net revenues derived from managed care organizations and other payors increased from 24.9% in fiscal 1994 to 34.5% in fiscal 1996. There can be no assurance that the Company will be able to successfully maintain existing referral sources or develop new referral sources. The loss of any significant existing referral sources or the failure to develop any new referral sources could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Sales and Marketing."

  Geographic Concentration. Approximately $40.5 million, or 46.2%, of the Company's net revenues in fiscal 1996 and approximately $48.6 million, or 33.0%, of the Company's pro forma net revenues in fiscal 1996 were derived from the Company's operations in Florida and approximately $69.5 million, or 79.2%, of the Company's net revenues in fiscal 1996 and approximately $82.6 million, or 56.0%, of the Company's pro forma net revenues in fiscal 1996 were derived from the Company's operations in Florida and Pennsylvania. Unless and until the Company's operations become more diversified geographically (as a result of acquisitions or internal expansion), adverse economic, regulatory, or other developments in Florida or Pennsylvania could have a material adverse effect on the Company's financial condition or results of operations.

  Quarterly Fluctuations in Operating Results; Potential Volatility in Stock Price. Results of operations for any quarter are not necessarily indicative of results of operations for any future period or for a full fiscal year. The Company has experienced and expects to continue to experience lower net revenues during the first fiscal quarter as compared to the preceding quarter due to fewer referrals during such quarter. However, the results for the first quarter of fiscal 1996 do not reflect, and the results for the first quarter of fiscal 1997 are not expected to reflect, this seasonality due to acquisitions. There can be no assurance that results of operations will not fluctuate significantly from period to period. There has been significant volatility in the market price of securities of health care companies that often has been unrelated to the operating performance of such companies. The Company believes that certain factors, such as legislative and regulatory developments, quarterly fluctuations in the actual or anticipated results of operations of the Company, net revenues or earnings of the Company lower than those anticipated by securities analysts, the overall economy and the financial markets, could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

  Dependence on Key Personnel. The Company's success is highly dependent on its President, Chief Executive Officer and Chairman of the Board, Bruce J. Feldman; its Chief Financial Officer, Bruce J. Colburn; its Chief Operating Officer, Fred J. Nicholas, and a number of its other key management and professional personnel. The loss of one or more of these personnel could have a material adverse effect on the Company's financial condition or results of operations. The Company's success will also depend in part on its ability to attract and retain additional qualified management and professional personnel. Competition for such personnel in the home health care industry is strong. There can be no assurance that the Company will be successful in attracting or retaining the personnel it requires. See "Business--Employees" and "Management."

  Potential Liability. Participants in the home health care industry, including the Company, are sometimes the subject of lawsuits alleging negligence, product liability and other legal theories, many of which involve large claims and significant defense costs. Although the Company currently maintains liability insurance intended to cover such claims and believes that its coverage is adequate, there can be no assurance that the coverage limits of such insurance policies will be adequate or that such claims will be covered by insurance. While the Company has been able to obtain liability insurance in the past, such insurance varies in cost, may be difficult to obtain and may not be available in the future on terms acceptable to the Company. While the Company is typically indemnified by sellers in acquisitions against certain losses relating to the businesses acquired for negotiated amounts, no assurance can be given that the indemnification will be available, that the amounts will be sufficient or that the agreements are enforceable. Claims, regardless of their merit or eventual outcome, as well as the inability of the Company to be adequately indemnified, may have a material adverse effect on the Company's financial condition or results of operations. See "Business--Insurance."

  Potential Effect of Anti-Takeover Provisions; Issuance of Preferred
Stock. Certain provisions of the Pennsylvania Business Corporation Law, the Company's Amended Articles of Incorporation and the Company's Restated Bylaws, such as a staggered board of directors and limitations on stockholder actions and proposals, may have the effect of discouraging, delaying or preventing a change of control of the Company which could adversely affect the market price of the Common Stock. In addition, the Board of Directors has the authority to issue shares of preferred stock (the "Preferred Stock") without shareholder approval and upon such terms as the Board of Directors may determine. While the Company has no present plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock" and "Management."

                                  THE COMPANY

GENERAL

  The Company was incorporated in Pennsylvania in December 1982. The Company has grown significantly both internally and through acquisitions. Since July 1, 1992, the Company has completed 13 acquisitions. Acquisitions completed prior to fiscal 1996 enhanced the Company's presence in Pennsylvania, Delaware, Maryland and New Jersey. During fiscal 1996, the Company expanded its operations into the Tampa/ St. Petersburg, Florida market with four acquisitions. Since July 1, 1996, the Company has completed four acquisitions of home health care companies with operations in Pennsylvania, Florida and Maryland. The Pending Acquisitions would extend the Company's operations to the District of Columbia, Illinois, Massachusetts, New Hampshire, Texas and Virginia. The Company's principal executive offices are located at 2200 Renaissance Boulevard, Suite 300, King of Prussia, Pennsylvania 19406 and its telephone number is (610) 272-1717.

RECENTLY COMPLETED ACQUISITIONS

  In fiscal 1997, the Company acquired the assets of (i) Dailey Resources, Ltd., a provider of durable medical equipment and respiratory therapy services with approximately $1.8 million in aggregate net revenues for the twelve month period ended December 31, 1995, and operations in Scranton, Pennsylvania; (ii) National Home Infusion, Inc., a provider of infusion therapy services with approximately $1.3 million in aggregate net revenues for the twelve month period ended September 30, 1995, and operations in Sarasota, Florida (the "NHI Acquisition"); (iii) Eastern Shore Health Services, Inc., a provider of home nursing services with approximately $3.6 million in aggregate net revenues for the twelve month period ended June 30, 1996, and operations in Berlin and Salisbury, Maryland; and (iv) Medical Express, Inc., a provider of durable medical equipment and respiratory therapy services with approximately $2.3 million in net revenues for the twelve month period ended December 31, 1995, and operations in Bristol, Pennsylvania (the "MEI Acquisition") (collectively, the "Fiscal 1997 Acquisitions"). The aggregate consideration paid by the Company for the Fiscal 1997 Acquisitions was $8.5 million, consisting of $4.7 million in cash, $2.6 million in notes and 99,802 shares of Common Stock.

  In fiscal 1996, the Company acquired (i) Preferred Diagnostic and Medical Services, Inc., a provider of respiratory therapy, durable medical equipment and mobile diagnostic services with approximately $8.7 million in aggregate net revenues for the twelve month period ended June 30, 1995, and operations in Tampa/St. Petersburg, Florida (the "Tampa Acquisition"); (ii) Dependable Nurses, Inc., a provider of home nursing services with approximately $4.5 million in aggregate net revenues for the twelve month period ended December 31, 1995, and operations in Tampa/St. Petersburg, Florida, (the "DNI Acquisition"); (iii) Progressive Development Services, Inc., a provider of nursing services with approximately $2.5 million in aggregate net revenues for the twelve month period ended December 31, 1995, and operations in Tampa/St. Petersburg, Florida; and (iv) Mobilsonix, Inc., a provider of mobile diagnostic services with approximately $1.0 million in aggregate net revenues for the twelve month period ended December 31, 1995, and operations in Palm Harbor, Florida (collectively, the "Fiscal 1996 Acquisitions"). The aggregate consideration paid by the Company for the Fiscal 1996 Acquisitions was $22.7 million, consisting of $16.0 million in cash, $2.4 million in notes and 501,401 shares of Common Stock.

PENDING ACQUISITIONS

  On September 10, 1996, the Company entered into a definitive agreement for the acquisition through merger of Home Health Systems, Inc., a provider of durable medical equipment and infusion and respiratory therapy services with approximately $8.2 million in net revenues for the twelve month period ended June 30, 1996 and operations in New Jersey, Pennsylvania, Maryland and Illinois (the "HHSI Acquisition"). Based on certain assumptions, the Company expects to issue approximately 455,237 shares of Common Stock in connection with the HHSI Acquisition. The HHSI Acquisition is expected to be accounted for as a pooling of interests.

  On October 31, 1996, the Company entered into a definitive agreement to acquire the capital stock of R.S.D. Management Services, Inc., a provider of primarily Medicare-reimbursed nursing and related patient services with approximately $18.3 million in net revenues for the twelve month period ended June 30, 1996 and operations in Massachusetts and New Hampshire (the "RSD Acquisition"). The aggregate consideration payable for the RSD Acquisition, subject to certain adjustments, is approximately $11.9 million, consisting of approximately $5.1 million in assumption of liabilities, $5.0 million in cash, $1.0 million in notes, and the balance in shares of Common Stock.

  On September 16, 1996, the Company entered into a letter of intent to acquire the assets of Alternative Home Care, Inc., a provider of infusion therapy services with approximately $6.3 million in net revenues for the twelve month period ended December 31, 1995 and operations in Maryland, Delaware, the District of Columbia and Virginia (the "AHC Acquisition"). The aggregate consideration payable for the AHC Acquisition, subject to certain adjustments, is $6.5 million, consisting of $4.5 million in cash, $1.0 million in notes and the balance in shares of Common Stock.

  On October 9, 1996, the Company entered into a letter of intent to acquire substantially all of the assets of LHS Holdings, Inc., a provider of primarily Medicare-reimbursed nursing and related patient services and, to a lesser extent, infusion therapy services with approximately $16.0 million in net revenues for the twelve month period ended June 30, 1996 and operations in Texas (the "LHS Acquisition"). The aggregate consideration for the LHS Acquisition is $9.0 million, including a contingent amount estimated at $2.7 million based upon four and one-half times the earnings before interest, taxes, depreciation and amortization of certain of the companies being acquired in the LHS Acquisition for the twelve month period ending December 31, 1997. The aggregate consideration for the LHS Acquisition (less the contingent amount) consists of $5.1 million in cash, $1.0 million in notes and the balance in shares of Common Stock.

  The aggregate consideration payable for the Pending Acquisitions is approximately $33.5 million, consisting of $21.5 million in cash, $3.0 million in notes and the balance in shares of Common Stock. Consummation of the Pending Acquisitions is subject to certain contingencies and conditions including, with respect to the LHS Acquisition and the AHC Acquisition, the negotiation and execution of definitive agreements. Accordingly, there can be no assurance that the Company will be able to consummate any of the Pending Acquisitions. See Unaudited Pro Forma Consolidated Financial Statements.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $12.50 per share will be approximately $34.9 million (approximately $41.4 million if the Underwriters' over-allotment is exercised in full). Approximately $23.3 million of the net proceeds will be used to repay indebtedness under the Company's Second Amended and Restated Credit Agreement (the "Second Credit Agreement"), and the balance of net proceeds will be used to pay a portion of the cash consideration for the Pending Acquisitions. The remainder of the cash consideration for the Pending Acquisitions will be provided by borrowings under the Second Credit Agreement. If any of the Pending Acquisitions are not consummated, the proceeds which would have been used to pay the purchase price for such acquisitions will be used for working capital, general corporate purposes and other acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing, investment grade securities.

  The Second Credit Agreement with a syndicate of lenders led by CoreStates Bank, N.A. consists of (i) a revolving facility with a commitment of up to $20.0 million for general corporate purposes, which includes a commitment to issue up to $10.0 million of letters of credit, and (ii) an acquisition facility with a commitment of up to $30.0 million for permitted acquisitions, as defined in the Second Credit Agreement. The Second Credit Agreement matures on August 22, 1999. The Company elected various rates on the initial outstanding borrowing under the Second Credit Agreement representing a weighted average interest rate of 6.7% per annum as of October 30, 1996. As of October 30, 1996, the Company had approximately $23.3 million of debt outstanding. Borrowings under the Second Credit Agreement have been used to refinance borrowings under prior indebtedness of the Company, pay the purchase price for certain acquisitions and provide working capital. The Second Credit Agreement provides that the Company may reborrow funds which it has previously borrowed and repaid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "HHCA." The following table sets forth the high and low sales prices of the Common Stock on the Nasdaq National Market for each quarter since the Common Stock commenced trading on November 8, 1995.

                                                                     HIGH   LOW
                                                                    ------ ------
Fiscal Year Ended June 30, 1996
  Second Quarter (from November 8, 1995)........................... $11.25 $ 7.25
  Third Quarter....................................................  12.50   8.25
  Fourth Quarter...................................................  15.38  11.00
Fiscal Year Ended June 30, 1997
  First Quarter....................................................  13.88   9.13
  Second Quarter (through October 29, 1996)........................ $13.00 $12.00

  On October 29, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.50 per share. As of October 29, 1996, there were 8,090,007 shares of the Common Stock outstanding and approximately 85 holders of record of Common Stock. This number does not include an indeterminate number of stockholders whose shares are held by brokers in "street name."

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate declaring or paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Second Credit Agreement does not permit the payment of dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of June 30, 1996; (ii) on a pro forma basis to give effect to two of the acquisitions completed during fiscal 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial Statements; and
(iii) as further adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and notes thereto, the Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                                         JUNE 30, 1996
                                                 ------------------------------
                                                                     PRO FORMA
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                    (DOLLARS IN THOUSANDS)
Current maturities of long-term debt...........  $ 1,801   $ 1,853    $ 1,853
                                                 =======   =======    =======
Long-term debt, net............................   16,137    44,727      9,789
Common Stock, redeemable; no par value; 100,000
 shares issued and outstanding, redemption
 value of $5.00 per share......................      500       500        500
Stockholders' equity:
  Preferred Stock, no par value, 10,000,000
   shares authorized; no shares issued and
   outstanding.................................      --        --         --
  Common Stock, no par value, 20,000,000 shares
   authorized, 7,890,205 shares issued and
   outstanding, actual; 8,751,284 shares issued
   and outstanding, pro forma; and 11,751,284
   shares issued and outstanding, pro forma as
   adjusted (1)................................   33,725    40,760     75,698
  Retained earnings............................    4,641     4,124      4,124
  Stock subscriptions receivable...............      (18)      (18)       (18)
                                                 -------   -------    -------
    Total stockholders' equity.................   38,348    44,866     79,804
                                                 -------   -------    -------
      Total capitalization.....................  $54,985   $90,093    $90,093
                                                 =======   =======    =======

--------
(1) Does not include 635,000 shares of Common Stock reserved for issuance under the Company's stock options plans (of which options to purchase 536,000 shares of Common Stock at a weighted average exercise price of $8.33 per share have been granted and options to purchase 217,914 shares of Common Stock were exercisable at September 30, 1996) and 25,000 shares of Common Stock at an exercise price of $2.54 per share reserved for issuance under certain warrants which expire on or, under certain conditions, before June 30, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below as of June 30, 1995 and 1996, and for each of the years in the three-year period ended June 30, 1996, have been derived from the Consolidated Financial Statements, which were audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of June 30, 1992, 1993, 1994 and for the years ended June 30, 1992 and 1993 have been derived from the Consolidated Financial Statements which are not included in this Prospectus. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto, and the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus.

                                            FISCAL YEAR ENDED JUNE 30,
                         -----------------------------------------------------------------
                                                                       1996
                                                         ---------------------------------
                                                                     PRO      PRO FORMA
                          1992    1993    1994    1995   ACTUAL(1) FORMA(2) AS ADJUSTED(3)
                         ------- ------- ------- ------- --------- -------- --------------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF INCOME DATA:
 Net revenues........... $22,128 $28,543 $36,104 $55,965  $87,694  $148,154    $148,154
 Operating costs and
  expenses:
 Patient care costs.....  10,105  13,105  16,992  28,423   42,050    75,539      75,539
 General and
  administrative........   9,555  12,656  15,987  21,536   32,893    53,853      53,853
 Provision for doubtful
  accounts..............     523     681     698   1,528    2,848     3,871       3,871
 Depreciation...........     272     251     296     419      784     1,321       1,321
 Amortization...........      76      96     125     231    1,016     2,446       2,446
 Interest expense,
  net...................     423     523     671   1,373    1,454     4,505       1,361
 Bridge financing.......     --      --      --      --       913       913         913
                         ------- ------- ------- -------  -------  --------    --------
   Total expenses.......  20,954  27,312  34,769  53,510   81,958   142,448     139,304
                         ------- ------- ------- -------  -------  --------    --------
 Income before minority
  interest, income
  taxes, extraordinary
  item and cumulative
  effect of change in
  accounting
  principle.............   1,174   1,231   1,335   2,455    5,736     5,706       8,850
 Minority interest......     --      --      --      --       --         49          49
                         ------- ------- ------- -------  -------  --------    --------
 Income before income
  taxes, extraordinary
  item and cumulative
  effect of change in
  accounting
  principle.............   1,174   1,231   1,335   2,455    5,736     5,755       8,899
 Provision for income
  taxes.................     540     537     617   1,066    2,348     2,420       3,709
                         ------- ------- ------- -------  -------  --------    --------
 Income before
  extraordinary item
  and cumulative effect
  of change in
  accounting
  principle.............     634     694     718   1,389    3,388  $  3,335    $  5,190
                                                                   ========    ========
 Extraordinary item.....     --      --      --      --     1,161
                         ------- ------- ------- -------  -------
 Income before
  cumulative effect of
  change in accounting
  principle.............     634     694     718   1,389    2,227
 Cumulative effect of
  change in accounting
  for income taxes......     --      --      210     --       --
                         ------- ------- ------- -------  -------
 Net income............. $   634 $   694 $   928 $ 1,389  $ 2,227
                         ======= ======= ======= =======  =======
 Net income available to
  common and common
  equivalent
  stockholders before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle(4).......... $   514 $   614 $   661 $ 1,326  $ 2,550  $  2,497    $  4,352
                         ======= ======= ======= =======  =======  ========    ========
 Net income per common
  and common equivalent
  share before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle(4).......... $  0.25 $  0.18 $  0.20 $  0.38  $  0.39  $   0.34    $   0.42
                         ======= ======= ======= =======  =======  ========    ========
 Net income available to
  common and common
  equivalent
  stockholders(4)....... $   514 $   614 $   871 $ 1,326  $ 1,390
                         ======= ======= ======= =======  =======
 Net income per common
  and common equivalent
  share(4).............. $  0.25 $  0.18 $  0.26 $  0.38  $  0.21
                         ======= ======= ======= =======  =======
 Weighted average common
  and common equivalent
  shares outstanding....   2,072   3,356   3,377   3,491    6,468     7,329      10,329
                         ======= ======= ======= =======  =======  ========    ========

                                                   JUNE 30,
                         -------------------------------------------------------------
                                                                    1996
                                                       -------------------------------
                                                                 PRO      PRO FORMA
                          1992   1993   1994    1995   ACTUAL  FORMA(5) AS ADJUSTED(6)
                         ------ ------ ------- ------- ------- -------- --------------
BALANCE SHEET DATA:
Working capital......... $4,018 $4,100 $ 7,630 $10,022 $19,983 $ 28,428    $ 28,428
Total assets............  8,854  9,869  15,025  30,605  66,170  105,911     105,911
Long-term debt, net ....  1,375  2,569   5,514  12,588  16,137   44,727       9,789
Redeemable stock........  2,717  1,867   1,873   2,377     500      500         500
Total stockholders'
 equity.................  1,693  2,164   3,124   5,478  38,348   44,866      79,804

--------
(1) Net income per common and common equivalent share, before nonrecurring bridge financing expenses, preferred stock dividends, write-off of discount on bridge financing preferred stock and an extraordinary item, was $0.61 per share in fiscal 1996. See Unaudited Pro Forma Consolidated Financial Statements.
(2) Gives effect to four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions as if such acquisitions occurred as of July 1, 1995. See Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Gives effect to footnote (2) and the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transactions occurred as of July 1, 1995. See Unaudited Pro Forma Consolidated Financial Statements.
(4) Net income available to common and common equivalent stockholders is reduced by dividends on preferred stock for all fiscal years presented and the write-off of a discount on preferred stock of approximately $787,000 in fiscal 1996 in connection with bridge financing related to an acquisition.
(5) Gives effect to two acquisitions completed during fiscal 1997 and the Pending Acquisitions as if such transactions occurred as of June 30, 1996. See Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(6) Gives effect to footnote (5) and the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transactions occurred as of June 30, 1996. See Unaudited Pro Forma Consolidated Financial Statements.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited pro forma consolidated statements of income for the year ended June 30, 1996 reflect (i) the operations of the companies acquired in fiscal 1996 in the Tampa Acquisition and the DNI Acquisition; (ii) the operations of the companies acquired in fiscal 1997 in the NHI Acquisition and the MEI Acquisition; (iii) the operations of the companies that will be acquired upon consummation of the Pending Acquisitions (collectively with the Tampa Acquisition, the DNI Acquisition, the NHI Acquisition and the MEI Acquisition, the "Acquisitions"); and (iv) the application of the estimated net proceeds from the sale of the shares of Common Stock offered by the Company hereby, as if the Acquisitions and the consummation of this offering had occurred as of July 1, 1995. The unaudited pro forma consolidated statements of income for each of the years ended June 30, 1995 and 1994 reflect the operations of the HHSI Acquisition as if that acquisition had occurred as of July 1, 1994 and July 1, 1993, respectively. The HHSI Acquisition is accounted for as a pooling of interests. All other acquisitions are accounted for as purchases. Four insignificant acquisitions completed in fiscal 1996 and 1997 have not been included in the unaudited pro forma consolidated statements of income for the fiscal year ended June 30, 1996.

  The unaudited pro forma consolidated balance sheets at June 30, 1996 reflect the accounts of the companies acquired in the NHI Acquisition, MEI Acquisition and the Pending Acquisitions as if those transactions had occurred on June 30, 1996. Two insignificant acquisitions completed in fiscal 1997 have not been included in the unaudited pro forma consolidated balance sheets as of June 30, 1996.

  The Unaudited Pro Forma Consolidated Financial Statements do not purport to represent what the Company's actual results of operations or financial condition would have been had the Acquisitions occurred as of such dates, or to project the Company's results of operations or financial condition for any period or date, nor does it give effect to any matters other than those described in the notes thereto. In addition, the allocations of purchase price to the assets and liabilities of the companies acquired in the Acquisitions are preliminary and the final allocations may differ from the amounts reflected therein. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. These adjustments are directly attributable to the Acquisitions and are expected to have a continuing impact on the financial condition and results of operations of the Company. The Unaudited Pro Forma Consolidated Financial Statements and notes thereto should be read in conjunction with the respective historical financial statements of the Company, the LHS Acquisition and the RSD Acquisition and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                              AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                                   ADJUSTMENTS
                                                                                       FOR
                                                                                   OPERATIONS
                                                           HHCA AND   ACQUISITIONS  RETAINED
                                  HHSI                       HHSI      (EXCLUDING      BY                         PRO
                    HHCA(1)  ACQUISITION(2) ADJUSTMENTS   ACQUISITION   HHSI)(4)    SELLER(5)  ADJUSTMENTS       FORMA
                    -------  -------------- -----------   ----------- ------------ ----------- -----------      --------
      ASSETS
Current assets:
 Cash and cash
 equivalents......  $ 1,331      $  364       $   --        $ 1,695     $ 1,017      $   (55)    $  (894)(6)    $  1,763
 Accounts
 receivable, net..   25,964       2,078           --         28,042      11,199         (587)     (2,031)(6)      36,623
 Inventories......    1,359         224           --          1,583         215          --          --            1,798
 Prepaid expenses
 and other........      657         526           --          1,183         534          (80)        --            1,637
 Deferred income
 taxes............      862         350           --          1,212         299          --         (299)(6)       1,212
                    -------      ------       -------       -------     -------      -------     -------        --------
 Total current
 assets...........   30,173       3,542           --         33,715      13,264         (722)     (3,224)         43,033
Property and
equipment, net....    8,447         498           --          8,945       1,535          (21)        --           10,459
Goodwill, net.....   26,540         --            --         26,540       2,333         (246)     22,723 (6)      51,350
Other assets,
net...............    1,010          52           --          1,062       1,576         (115)     (1,454)(6)       1,069
                    -------      ------       -------       -------     -------      -------     -------        --------
  Total assets....  $66,170      $4,092       $   --        $70,262     $18,708      $(1,104)    $18,045        $105,911
                    =======      ======       =======       =======     =======      =======     =======        ========
   LIABILITIES
Current
 liabilities:
 Current
 maturities of
 long-term debt...  $ 1,801      $1,887       $(1,819)(3)   $ 1,869     $ 8,585      $  (323)    $(8,279)(6)    $  1,853
 Accounts
 payable..........    2,668         467           --          3,135       2,253          (84)       (935)(6)       4,369
 Accrued
 salaries.........    2,161         258           --          2,419       2,929         (360)     (1,828)(6)       3,159
 Other accrued
 expenses.........    3,007         175           --          3,182       1,638         (276)         22 (6)(7)    4,564
 Income taxes
 payable..........      553         106           --            659         327          (84)       (243)(6)         660
                    -------      ------       -------       -------     -------      -------     -------        --------
 Total current
 liabilities......   10,190       2,893        (1,819)       11,264      15,732       (1,127)    (11,263)         14,605
Long-term debt,
net...............   16,137         150           --         16,287       1,457          (67)     27,050 (7)      44,727
Other non-current
liabilities.......      869         184           --          1,053         615         (171)       (444)(6)       1,053
Deferred income
taxes.............      126          34           --            160         --           --          --              160
                    -------      ------       -------       -------     -------      -------     -------        --------
 Total
 liabilities......   27,322       3,261        (1,819)       28,764      17,804       (1,365)     15,343          60,545
Redeemable common
stock, no par.....      500         --            --            500         --           --          --              500
Convertible
redeemable
preferred stock...      --        1,244        (1,244)(3)       --          --           --          --              --
  STOCKHOLDERS'
      EQUITY
Common stock, no
par...............   33,725         104         3,063 (3)    36,892          99          --        3,768 (6)(7)   40,760
Retained
earnings..........    4,641        (517)          --          4,124         805          261      (1,066)(6)       4,124
Stock
subscriptions
receivable........      (18)        --            --            (18)        --           --          --              (18)
                    -------      ------       -------       -------     -------      -------     -------        --------
  Total
  stockholders'
  equity..........   38,348        (413)        3,063        40,998         904          261       2,702          44,866
                    -------      ------       -------       -------     -------      -------     -------        --------
 Total liabilities
 and stockholders'
 equity...........  $66,170      $4,092       $   --        $70,262     $18,708      $(1,104)    $18,045        $105,911
                    =======      ======       =======       =======     =======      =======     =======        ========
                                    PRO FORMA
                    ADJUSTMENTS(8) AS ADJUSTED
                    -------------- -----------
      ASSETS
Current assets:
 Cash and cash
 equivalents......     $   --       $  1,763
 Accounts
 receivable, net..         --         36,623
 Inventories......         --          1,798
 Prepaid expenses
 and other........         --          1,637
 Deferred income
 taxes............         --          1,212
                    -------------- -----------
 Total current
 assets...........         --         43,033
Property and
equipment, net....         --         10,459
Goodwill, net.....         --         51,350
Other assets,
net...............         --          1,069
                    -------------- -----------
  Total assets....     $   --       $105,911
                    ============== ===========
   LIABILITIES
Current
 liabilities:
 Current
 maturities of
 long-term debt...         --       $  1,853
 Accounts
 payable..........         --          4,369
 Accrued
 salaries.........         --          3,159
 Other accrued
 expenses.........         --          4,564
 Income taxes
 payable..........         --            660
                    -------------- -----------
 Total current
 liabilities......         --         14,605
Long-term debt,
net...............     (34,938)        9,789
Other non-current
liabilities.......         --          1,053
Deferred income
taxes.............         --            160
                    -------------- -----------
 Total
 liabilities......     (34,938)       25,607
Redeemable common
stock, no par.....         --            500
Convertible
redeemable
preferred stock...         --            --
  STOCKHOLDERS'
      EQUITY
Common stock, no
par...............      34,938        75,698
Retained
earnings..........         --          4,124
Stock
subscriptions
receivable........         --            (18)
                    -------------- -----------
  Total
  stockholders'
  equity..........      34,938        79,804
                    -------------- -----------
 Total liabilities
 and stockholders'
 equity...........     $   --       $105,911
                    ============== ===========

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                        FISCAL YEAR ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          ADJUSTMENTS
                                                                                              FOR
                                                               HHCA AND     ACQUISITIONS  OPERATIONS
                                    HHSI                         HHSI        (EXCLUDING    RETAINED                     PRO
                   HHCA(9)     ACQUISITION(11) ADJUSTMENTS    ACQUISITION    HHSI)(16)   BY SELLER(17) ADJUSTMENTS     FORMA
                   -------     --------------- -----------    -----------   ------------ ------------- -----------    --------
Net revenues.....  $87,694         $8,184        $   --         $95,878       $54,730       $(3,263)     $   809 (18) $148,154
Operating costs
and expenses:
 Patient care
 costs...........   42,050          4,162            (69)(12)    46,143        30,709        (1,313)         --         75,539
 General and
 administrative..   32,893          3,257           (902)(12)    35,248        21,025        (2,195)        (225)(19)   53,853
 Provision for
 doubtful
 accounts........    2,848            615            --           3,463           408           --           --          3,871
 Depreciation....      784            115            --             899           379           --            43 (20)    1,321
 Amortization....    1,016              5            --           1,021           140           (22)       1,307 (20)    2,446
 Interest
 expense, net....    1,454            125           (146)(13)     1,433           977           (60)       2,155 (21)    4,505
 Bridge
 financing.......      913            --                            913           --            --           --            913
                   -------         ------        -------        -------       -------       -------      -------      --------
Total expenses...   81,958          8,279         (1,117)        89,120        53,638        (3,590)       3,280       142,448
                   -------         ------        -------        -------       -------       -------      -------      --------
 Income (loss)
 before minority
 interest,
 provision for
 income
 taxes and
 extraordinary
 item............    5,736            (95)         1,117          6,758         1,092           327       (2,471)        5,706
Minority interest
in losses of
subsidiaries.....      --              49            --              49           --            --           --             49
                   -------         ------        -------        -------       -------       -------      -------      --------
 Income (loss)
 before provision
 for income taxes
 and
 extraordinary
 item............    5,736            (46)         1,117          6,807         1,092           327       (2,471)        5,755
Provision
(benefit) for
income taxes.....    2,348            (88)           458 (14)     2,718           --            (12)        (286)(14)    2,420
                   -------         ------        -------        -------       -------       -------      -------      --------
 Income from
 continuing
 operations......  $ 3,388         $   42        $   659        $ 4,089       $ 1,092       $   339      $(2,185)     $  3,335
                   =======         ======        =======        =======       =======       =======      =======      ========
Per share data:
 Income from
 continuing
 operations
 available to
 common
 stockholders....  $ 2,550                                      $ 3,251                                               $  2,497
                   =======                                      =======                                               ========
 Earnings per
 share from
 continuing
 operations......  $  0.39(10)                                  $  0.47(10)                                           $   0.34(10)
                   =======                                      =======                                               ========
 Weighted average
 common and
 common
 equivalent
 shares
 outstanding.....    6,468                                        6,923(15)                                              7,329(22)
                   =======                                      =======                                               ========
                                    PRO FORMA
                   ADJUSTMENTS(23) AS ADJUSTED
                   --------------- --------------
Net revenues.....      $   --       $148,154
Operating costs
and expenses:
 Patient care
 costs...........          --         75,539
 General and
 administrative..          --         53,853
 Provision for
 doubtful
 accounts........          --          3,871
 Depreciation....          --          1,321
 Amortization....          --          2,446
 Interest
 expense, net....       (3,144)        1,361
 Bridge
 financing.......          --            913
                   --------------- --------------
Total expenses...       (3,144)      139,304
                   --------------- --------------
 Income (loss)
 before minority
 interest,
 provision for
 income
 taxes and
 extraordinary
 item............        3,144         8,850
Minority interest
in losses of
subsidiaries.....          --             49
                   --------------- --------------
 Income (loss)
 before provision
 for income taxes
 and
 extraordinary
 item............        3,144         8,899
Provision
(benefit) for
income taxes.....        1,289         3,709
                   --------------- --------------
 Income from
 continuing
 operations......      $ 1,855      $  5,190
                   =============== ==============
Per share data:
 Income from
 continuing
 operations
 available to
 common
 stockholders....                   $  4,352
                                   ==============
 Earnings per
 share from
 continuing
 operations......                   $   0.42(10)
                                   ==============
 Weighted average
 common and
 common
 equivalent
 shares
 outstanding.....                     10,329(24)
                                   ==============

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                   FISCAL YEARS ENDED JUNE 30, 1995 AND 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              YEAR ENDED JUNE 30, 1995              YEAR ENDED JUNE 30, 1994
                         -----------------------------------   -----------------------------------
                                                  HHCA AND                              HHCA AND
                                      HHSI          HHSI                    HHSI          HHSI
                          HHCA   ACQUISITION(25) ACQUISITION    HHCA   ACQUISITION(25) ACQUISITION
                         ------- --------------- -----------   ------- --------------- -----------
Net revenues............ $55,965     $ 8,184       $64,149     $36,104     $10,603       $46,707
Operating costs and
 expenses:
  Patient care costs....  28,423       3,955        32,378      16,992       4,769        21,761
  General and
   administrative.......  21,536       4,857        26,393      15,987       5,672        21,659
  Provision for doubtful
   accounts.............   1,528         199         1,727         698         618         1,316
  Depreciation..........     419         134           553         296         154           450
  Amortization..........     231          13           244         125          23           148
  Interest expense,
   net..................   1,373          79         1,452         672         131           803
                         -------     -------       -------     -------     -------       -------
Total expenses..........  53,510       9,237        62,747      34,770      11,367        46,137
                         -------     -------       -------     -------     -------       -------
  Income (loss) before
   minority interest,
   provision for income
   taxes and change in
   accounting...........   2,455      (1,053)        1,402       1,334        (764)          570
Minority interest in
 losses of
 subsidiaries...........     --           99            99         --          336           336
                         -------     -------       -------     -------     -------       -------
  Income (loss) before
   provision for income
   taxes and change in
   accounting...........   2,455        (954)        1,501       1,334        (428)          906
Provision (benefit) for
 income taxes...........   1,066        (343)          723         616        (152)          464
                         -------     -------       -------     -------     -------       -------
  Income (loss) from
   continuing
   operations........... $ 1,389     $  (611)      $   778     $   718     $  (276)      $  $442
                         =======     =======       =======     =======     =======       =======
Per share data:
  Income from continuing
   operations available
   to common
   stockholders ........ $ 1,326                   $   884(26) $   661                   $   620(26)
                         =======                   =======     =======                   =======
  Earnings per share
   from continuing
   operations........... $  0.38                   $  0.22     $  0.20                   $  0.16
                         =======                   =======     =======                   =======
  Weighted average
   common and common
   equivalent shares
   outstanding..........   3,491                     3,946(27)   3,377                     3,832(27)
                         =======                   =======     =======                   =======


      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA CONSOLIDATED BALANCE SHEETS

  (1) HHCA's consolidated historical balance sheet includes the Tampa Acquisition, the DNI Acquisition and other insignificant acquisitions consummated prior to June 30, 1996. These acquisitions were accounted for as purchases.

  (2) Represents the consolidated balance sheet of the HHSI Acquisition as if such transaction occurred as of June 30, 1996. The HHSI Acquisition, a Pending Acquisition, is accounted for as a pooling of interests in the pro forma consolidated balance sheets.

  (3) Reflects the assumed conversion into shares of Common Stock of certain notes and preferred stock held by noteholders and shareholders of the companies acquired in the HHSI Acquisition.

  (4) Represents the historical balance sheets as of June 30, 1996 of (i) the NHI Acquisition and the MEI Acquisition, completed during fiscal 1997, and
(ii) three of the Pending Acquisitions, the RSD Acquisition, the LHS Acquisition, and the AHC Acquisition. These acquisitions are accounted for as purchases in the pro forma consolidated balance sheets. Total assets for each are as follows:

    ACQUISITION                                                    TOTAL ASSETS
    -----------                                                    ------------
   NHI Acquisition ............................................... $   583,644
   MEI Acquisition ...............................................   1,271,116
   RSD Acquisition ...............................................   6,430,424
   LHS Acquisition ...............................................   7,848,248
   AHC Acquisition ...............................................   2,574,432
                                                                   -----------
     Total ....................................................... $18,707,864
                                                                   ===========

  (5) Reflects adjustments to the LHS Acquisition to eliminate net assets attributable to certain operations and subsidiaries of LHS which will not be acquired by HHCA.

  (6) Adjusts assets and liabilities of the NHI Acquisition, the MEI Acquisition, the RSD Acquisition, the LHS Acquisition and the AHC Acquisition to fair market value and eliminates certain assets and liabilities not assumed in these acquisitions. Goodwill resulting from these acquisitions is as follows:

    ACQUISITION                                                      GOODWILL
    -----------                                                     -----------
   NHI Acquisition ................................................ $ 1,782,504
   MEI Acquisition ................................................   2,619,375
   RSD Acquisition ................................................   6,890,000
   LHS Acquisition ................................................   6,682,135
   AHC Acquisition ................................................   4,748,810
                                                                    -----------
                                                                    $22,722,824
                                                                    ===========

  (7) Reflects the aggregate consideration for the NHI Acquisition, the MEI Acquisition, the RSD Acquisition, the LHS Acquisition and the AHC Acquisition which includes $24.4 million in cash, $4.4 million of notes payable to the sellers with interest at 8.0% per annum, and Common Stock valued at $3.9 million and reflects estimated transaction costs of $500,000. The cash portion of the consideration and transaction costs are assumed to have been financed through the Company's Second Credit Agreement. The aggregate consideration for each acquisition is as follows:

                                                                    AGGREGATE
    ACQUISITION                                                   CONSIDERATION
    -----------                                                   -------------
   NHI Acquisition ..............................................  $ 2,038,000
   MEI Acquisition ..............................................    3,233,606
   RSD Acquisition ..............................................   11,862,966
   LHS Acquisition ..............................................    9,046,488
   AHC Acquisition ..............................................    6,540,000
                                                                   -----------
                                                                   $32,721,060
                                                                   ===========

  (8) Reflects the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transaction occurred as of June 30, 1996. The pro forma offering adjustments assume the net proceeds from the shares of Common Stock offered by the Company hereby were used to reduce outstanding indebtedness and the indebtedness assumed to have been incurred in connection with the Pending Acquisitions.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

  (9) Includes the Tampa Acquisition, the DNI Acquisition and other insignificant acquisitions consummated prior to June 30, 1996. The results of operations of the companies acquired in these acquisitions have been included in the Company's June 30, 1996 consolidated historical operating results since their respective acquisition dates. These acquisitions were accounted for as purchases.

  (10) Earnings per share from continuing operations before certain nonrecurring bridge financing expenses, preferred stock dividends and the write-off of the discount on bridge financing preferred stock was $0.61, $0.67, $0.53 and $0.56, for the Company's earnings per share, the Company's earnings per share adjusted for the HHSI Acquisition, Pro Forma earnings per share and Pro Forma As Adjusted earnings per share, respectively. Pro Forma and Pro Forma As Adjusted earnings per share include a charge of approximately $787,000, or $0.07 and $0.04 per share, respectively, representing prior fiscal year Medicare cost report adjustments recorded in fiscal 1996 pertaining to the RSD Acquisition.

  (11) Represents the consolidated historical results of operations of the HHSI Acquisition for the fiscal year ended June 30, 1996. The HHSI Acquisition is accounted for as a pooling of interests in the pro forma consolidated statements of income.

  (12) Reflects implementation of management's plan to eliminate certain corporate office and branch location duplicate operating expenses, including certain salaries and benefits, as a result of consolidation of certain operations of the HHSI Acquisition with the Company. Transaction costs of approximately $250,000 have not been reflected.

  (13) Reflects adjustments to interest expense for assumed conversion of certain notes in connection with the HHSI Acquisition, as if such conversion occurred as of July 1, 1995.

  (14) Reflects the adjustments to income taxes which would have been provided on the pro forma income before provision for income taxes and extraordinary item using the Company's effective tax rate of 41%.

  (15) Reflects 455,237 shares of Common Stock issued in connection with the HHSI Acquisition assuming conversion of all convertible notes and convertible redeemable preferred stock, as if the HHSI Acquisition occurred as of July 1, 1995.

  (16) Represents the historical results of operations of (i) the Tampa Acquisition and the DNI Acquisition from July 1, 1995 to their respective acquisition dates during fiscal 1996; (ii) the NHI Acquisition and the MEI Acquisition, completed during fiscal 1997, from July 1, 1995 to June 30, 1996; and (iii) three of the Pending Acquisitions, the RSD Acquisition, the LHS Acquisition, and the AHC Acquisition from July 1, 1995 to June 30, 1996. These acquisitions are accounted for as purchases in the pro forma consolidated statements of income.

  Results of operations of the companies acquired in the Acquisitions (excluding the HHSI Acquisition) are as follows:

                                                                    NET INCOME
     ACQUISITION                     ACQUISITION DATE  NET REVENUES   (LOSS)
     -----------                    ------------------ ------------ -----------
   Tampa Acquisition............... September 29, 1995 $ 2,266,864  $   845,300
   DNI Acquisition.................    May 1, 1996       4,563,533      542,755
   NHI Acquisition.................  August 13, 1996     1,302,519      168,196
   MEI Acquisition.................  October 1, 1996     2,580,817      785,824
   RSD Acquisition.................      Pending        18,349,585   (1,209,810)
   LHS Acquisition.................      Pending        19,399,354     (437,154)
   AHC Acquisition.................      Pending         6,267,152      396,853
                                                       -----------  -----------
   Total...........................                    $54,729,824  $ 1,091,964
                                                       ===========  ===========

  Net loss for the twelve month period ended June 30, 1996 related to the RSD Acquisition included a $787,000 charge for prior fiscal year Medicare cost report adjustments recorded in fiscal 1996 and certain other expenses that are expected to be eliminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  (17) Reflects adjustments to the LHS Acquisition to eliminate the results of operations attributable to certain operations and subsidiaries of LHS which will not be acquired by HHCA.

  (18) Reflects increases in net revenues for cost-based Medicare-reimbursed home health agencies which results from the pro forma allocation of corporate overhead expenses.

  (19) Reflects elimination of certain compensation paid to the previous owners of the companies acquired in the RSD Acquisition.

  (20) Reflects increases (decreases) in depreciation resulting from the revaluation in purchase accounting of fixed assets and the amortization of goodwill over 20 years, as follows:

                                                                      GOODWILL
     ACQUISITION                                       DEPRECIATION AMORTIZATION
     -----------                                       ------------ ------------
   Tampa Acquisition..................................   $(55,163)   $  176,816
   DNI Acquisition....................................    (10,348)      125,692
   NHI Acquisition....................................     (9,953)       89,125
   MEI Acquisition....................................    106,540       130,969
   RSD Acquisition....................................     (7,552)      344,500
   LHS Acquisition....................................     12,613       202,891
   AHC Acquisition....................................      6,461       237,441
                                                         --------    ----------
     Total............................................   $ 42,599    $1,307,434
                                                         ========    ==========

  (21) Reflects the additional interest expense that would have been incurred if the Acquisitions (excluding the HHSI Acquisition) had occurred as of July 1, 1995. The interest rate of 9% per annum used to calculate pro forma interest expense on the debt required to fund the cash payments for these acquisitions reflects the Company's weighted average borrowing rate on its Senior Credit Facilities for the fiscal year ended June 30, 1996. The interest rate used to calculate pro forma interest expense on the seller notes of 8.0% per annum represents the rate of interest on those notes. The pro forma adjustments to interest expense are as follows:

        ACQUISITION                                             INTEREST EXPENSE
        -----------                                             ----------------
      Tampa Acquisition........................................    $  405,816
      DNI Acquisition..........................................       175,914
      NHI Acquisition..........................................       148,911
      MEI Acquisition..........................................       229,268
      RSD Acquisition..........................................       526,642
      LHS Acquisition..........................................       247,602
      AHC Acquisition..........................................       420,530
                                                                   ----------
        Total..................................................    $2,154,683
                                                                   ==========

  (22) The weighted average shares outstanding used in calculating pro forma net income per share gives effect to footnote (14) and reflects shares issued as partial consideration for the Acquisitions as if such shares had been issued as of July 1, 1995. The shares issuable in connection with the RSD Acquisition, the LHS Acquisition and the AHC Acquisition assume the price at closing used to determine the number of shares issuable was $12.50 per share. The pro forma adjustments to the weighted average shares outstanding are as follows:

        ACQUISITION                                            ADDITIONAL SHARES
        -----------                                            -----------------
      Tampa Acquisition.......................................          --
      DNI Acquisition.........................................       32,139
      NHI Acquisition.........................................       38,483
      MEI Acquisition.........................................       38,540
      RSD Acquisition.........................................       80,000
      LHS Acquisition.........................................      112,680
      AHC Acquisition.........................................      104,000
                                                                    -------
        Total.................................................      405,842
                                                                    =======

  (23) Adjusted to give effect to a reduction in interest expense of approximately $3.1 million resulting from the receipt and application of net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, as if such transaction occurred as of July 1, 1995. The pro forma offering adjustments assume the proceeds from the sale of shares of Common Stock offered by the Company hereby were used to reduce pro forma indebtedness incurred in connection with the Pending Acquisitions and also reflects the related increase of approximately $1.3 million in income tax expense resulting from the reduction in interest expense, using the Company's effective tax rate of 41%, as if this offering occurred as of July 1, 1995.

  (24) Assumes issuance of 3,000,000 shares of Common Stock by the Company in this offering, as if such transaction had occurred as of July 1, 1995.

  (25) Represents the consolidated historical results of operations of the HHSI Acquisition for the fiscal years ended June 30, 1995 and 1994, as this acquisition is accounted for as a pooling of interests in the pro forma consolidated statements of income.

  (26) Reflects increases in net income available to common stockholders for interest expense of $169,338 and $200,600 in fiscal 1995 and 1994, respectively, relating to the assumed conversion into 374,386 shares of Common Stock of certain notes of the companies acquired in the HHSI Acquisition.

  (27) Reflects issuance of 455,237 shares of Common Stock as of the beginning of the fiscal year in connection with the HHSI Acquisition.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  HHCA is a leading provider of comprehensive home health care services and products, delivering nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. From fiscal 1994 to 1996, the Company generated a compound annual growth rate in net revenues of 55.9% through a combination of acquisitions and internal growth. The Company experienced internal growth rates in net revenues of 24%, 29% and 19% for fiscal years 1994, 1995 and 1996, respectively. The Company's internal growth in net revenues was primarily the result of cross-selling its services and products, expanding the range of services and products offered, increasing patient referrals, particularly from managed care organizations, and opening new branch locations.

  The Company seeks to establish and increase market share by acquiring other home health care businesses in existing and new markets. Since July 1, 1992, the Company has completed 13 acquisitions. Acquisitions completed in fiscal 1995 (the "Fiscal 1995 Acquisitions") enhanced the Company's presence in Delaware, Maryland and New Jersey. During fiscal 1996, the Company expanded its operations into the Tampa/ St. Petersburg, Florida market with four acquisitions. Since July 1, 1996, the Company has completed four acquisitions of home health care companies with operations in Pennsylvania, Florida and Maryland. The Company has entered into definitive agreements to acquire two home health care companies and letters of intent to acquire two additional home health care companies with operations in Virginia, Delaware, New Jersey, Maryland, Illinois, New Hampshire, Massachusetts and Texas.

  The results of operations of the companies acquired in the Fiscal 1996 Acquisitions and the Fiscal 1995 Acquisitions are included in the Company's consolidated results of operations from their respective acquisition dates, which occurred at various times during fiscal 1995 and 1996. Accordingly, the operating results for any fiscal year are not necessarily comparable with the results for any past or future fiscal year.

  Net revenues are derived from the provision of nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. See Note 1 of the Company's Consolidated Financial Statements. Patient care costs are comprised of salaries and related benefits for patient care personnel, cost of sales for durable medical equipment and supplies and depreciation on equipment held for rental. General and administrative expenses are comprised of administrative and support staff salaries and benefits, and occupancy and other operating costs. The provision for doubtful accounts consists principally of an estimate of net revenues that may prove to be uncollectible. These potentially uncollectible revenues are primarily derived from services subject to patient self-payment, which include copayments from patients insured by third-party payors. Amortization expense includes the amortization of goodwill and other intangible assets.

  The following table shows the percentage of net revenues represented by each of the Company's services and products for the periods presented and pro forma for fiscal 1996 after giving effect to four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial Statements:

                                                  FISCAL YEAR ENDED JUNE 30,
                                                 -------------------------------
                                                                     1996
                                                               -----------------
                                                 1994   1995   ACTUAL  PRO FORMA
                                                 -----  -----  ------  ---------
   Nursing and related patient services:
     Medicare...................................  64.7%  51.8%  40.9%     45.6%
     Non-Medicare...............................  14.0   23.8   24.7      19.8
                                                 -----  -----  -----     -----
                                                  78.7   75.6   65.6      65.4
   Respiratory therapy..........................   7.7    8.5   10.9       9.1
   Infusion therapy.............................   6.9    8.6    7.2      14.1
   Durable medical equipment....................   6.7    7.3   16.3      11.4
                                                 -----  -----  -----     -----
       Total.................................... 100.0% 100.0% 100.0%    100.0%
                                                 =====  =====  =====     =====

  Non-Medicare nursing and related patient services increased as a percentage of net revenues in fiscal 1995 and 1996 primarily as a result of the increase in the portion of Medicare patients enrolled in managed care plans, particularly in the Florida market. Nursing and related patient services decreased as a percentage of net revenues from fiscal 1995 to fiscal 1996 primarily as a result of the Tampa Acquisition which increased the portion of services attributable to respiratory therapy and durable medical equipment. See "--Results of Operations" for comparison of fiscal 1996 pro forma and actual net revenues represented by each of the Company's services and products.

  The following table sets forth the visits and hours for nursing and related patient services for the periods presented and pro forma for fiscal 1996 after giving effect to the four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial Statements:

                                                  FISCAL YEAR ENDED JUNE 30,
                                               ---------------------------------
                                                                     1996
                                                               -----------------
                                                1994    1995   ACTUAL  PRO FORMA
                                               ------- ------- ------- ---------
   Medicare nursing visits.................... 313,000 391,000 434,000 1,085,000
   Non-Medicare nursing services:
     Hourly based............................. 153,000 373,000 438,000   581,000
     Visit based..............................  28,000  97,000 120,000   125,000

  The increase in Medicare and non-Medicare nursing hours and visits from fiscal 1994 to 1996 resulted from acquisitions and, to a lesser extent, internal growth. The increase in non-Medicare nursing hours and visits from fiscal 1994 to 1996 also resulted from the enrollment of Medicare patients in managed care plans, particularly in the Florida market, and increased referrals.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of net revenues:

                                               FISCAL YEAR ENDED JUNE 30,
                                             ---------------------------------
                                                                  1996
                                                           -------------------
                                                                    PRO FORMA
                                             1994   1995   ACTUAL  AS ADJUSTED
                                             -----  -----  ------  -----------
   Net revenues............................. 100.0% 100.0% 100.0%     100.0%
   Operating costs and expenses:
     Patient care costs.....................  47.1   50.8   48.0       51.0
     General and administrative expenses....  44.3   38.5   37.4       36.4
     Provision for doubtful accounts........   1.9    2.7    3.2        2.6
     Depreciation ..........................   0.8    0.7    0.9        0.9
     Amortization...........................   0.3    0.4    1.2        1.6
     Interest, net..........................   1.9    2.5    1.7        0.9
                                             -----  -----  -----      -----
   Income from operations, before bridge
    financing...............................   3.7    4.4    7.6        6.6
     Bridge financing expense...............    --     --    1.0        0.6
     Provision for income taxes.............   1.7    1.9    2.7        2.5
                                             -----  -----  -----      -----
   Income from continuing operations........   2.0    2.5    3.9        3.5
     Nonrecurring items(1)..................   0.6     --   (1.4)      (0.8)
                                             -----  -----  -----      -----
   Net income...............................   2.6%   2.5%   2.5%       2.7%
                                             =====  =====  =====      =====

--------
(1) Includes a cumulative effect of a change in accounting principle in fiscal 1994 and an extraordinary item in fiscal 1996 on an actual and pro forma as adjusted basis.

FISCAL 1996 (PRO FORMA) COMPARED WITH FISCAL 1996

  Net Revenues. Pro forma net revenues for fiscal 1996 increased 69.0% to $148.2 million compared with $87.7 million for actual fiscal 1996. Pro forma total net revenues from infusion therapy increased 14.1% from

7.2% on an actual basis for fiscal 1996 as a result of the acquisition of the companies acquired in the HHSI Acquisition and NHI Acquisition which are primarily infusion therapy companies. Net revenues from Medicare-reimbursed nursing and related patient services as a percentage of total net revenues were 45.6% on a pro forma basis compared with 40.9% on an actual basis for fiscal 1996 primarily as a result of acquisition of the companies acquired in the RSD Acquisition and LHS Acquisition which primarily provide Medicare-reimbursed home nursing services. The acquisition of these companies also represents the entrance of the Company into the New England and Texas markets.

  Patient Care Costs. Patient care costs as a percentage of net revenues increased to 51.0% on a pro forma basis compared with 48.0% on an actual basis for fiscal 1996. This increase resulted principally from the higher portion of pro forma net revenues relating to Medicare nursing and related patient services, which typically have higher costs as a percentage of net revenues compared with the Company's other services and products. Operating results of the RSD Acquisition in fiscal 1996 were negatively affected by a $787,000 settlement of prior year Medicare cost reports. See "Business--Strategy."

  General and Administrative Expenses. General and administrative costs as a percentage of net revenues decreased to 36.4% on a pro forma basis from 37.4% on an actual basis for fiscal 1996. The Company anticipates a reduction of $902,000 of corporate overhead costs relating to the HHSI Acquisition and may achieve additional reductions in fiscal 1997 in general and administrative expenses in connection with the other Pending Acquisitions. The Company expects to realize a reduction of $902,000 by implementing a plan to reduce corporate overhead costs at HHSI. While no assurance can be given, the Company anticipates realizing further reductions during fiscal 1997 by centralizing administrative functions being performed at the companies acquired in connection with the Fiscal 1997 Acquisitions and the Pending Acquisitions.

  Income from Operations, Before Bridge Financing. In fiscal 1996, income from operations, before nonrecurring bridge financing expenses, increased $3.3 million to $9.7 million or 6.6% of net revenues on a pro forma basis from $6.6 million or 7.6% of net revenues on an actual basis. Of this increase, $1.0 million related to income from operations of the HHSI Acquisition and $3.1 million related to the reduction in interest expense resulting from the receipt and application of net proceeds from the shares of Common Stock offered by the Company hereby. These increases were offset by an aggregate of $1.5 million of losses from operations relating to the Acquisitions, excluding the HHSI Acquisition, of which an operating loss of $1.6 million related to the RSD Acquisition. Because the operations of the RSD Acquisition, a nursing and related patient services company, are primarily reimbursed on a cost basis by Medicare, its prospective losses should approximate its pro forma nonreimburseable expenses. See "Business--Business Strategy" and "--Payor Mix."

  Income from Continuing Operations. Income from continuing operations as a percentage of net revenues was 3.5% on a pro forma basis and 3.9% on an actual basis for fiscal 1996. Such decrease was due to higher patient care costs offset slightly by a decrease in general and administrative costs. Management has not provided pro forma adjustments for (i) the effects of cross-selling of services and products relating to any additional home health care companies that may be acquired in the markets served by the companies to be acquired in the RSD Acquisition and the LHS Acquisition; (ii) a $787,000 settlement of prior year cost reports included in the fiscal 1996 operations of companies to be acquired in the RSD Acquisition; and (iii) increases in the profitability of non-Medicare nursing service businesses purchased in connection with the Pending Acquisitions.

FISCAL 1996 COMPARED WITH FISCAL 1995

  Net Revenues. In fiscal 1996, net revenues increased to $87.7 million. This represented an increase of $31.7 million, or 57%, over fiscal 1995. Of this increase, $22 million, or 69%, was attributable to the Fiscal 1996 Acquisitions and a full year of operations from the Fiscal 1995 Acquisitions. The balance of the increase was due to internal growth of 19%, resulting from volume growth at existing branch locations. Net revenues from nursing and related patient services increased from $42.3 million in fiscal 1995 to $57.5 million in fiscal 1996, a 35.9% increase. Total Medicare nursing visits increased 11% to approximately 434,000 visits in fiscal 1996. Total non-Medicare nursing hourly and visit volume increased 17% and 24%, respectively, to approximately 438,000 hours and 120,000 visits, respectively, in fiscal 1996. Acquisitions, effective cross-selling of other services, and increased referrals contributed to these volume increases. Respiratory therapy, infusion therapy and durable medical equipment net revenues increased $16.5 million, or 120%, to $30.2 million from $13.7 million in fiscal 1995 as a result of effective cross-selling of these services and products to the Company's nursing patients, increased referrals and acquisitions. Managed care organizations and other payors accounted for 31.5% and 34.5% of the Company's net revenues in fiscal 1995 and 1996, respectively. The Company expects revenues from managed care organizations to continue to increase. See "Risk Factors--Pricing Pressures."

  Patient Care Costs. In fiscal 1996, patient care costs increased to $42.1 million. This represented an increase of $13.6 million, or 48%, over fiscal 1995. This increase was principally related to the increases in net revenues. Patient care costs decreased as a percentage of net revenues from 50.8% to 48.0% due to the increase in the portion of net revenues from higher-margin non-nursing and related patient services, principally due to acquisitions, and improved management of nursing labor costs. See "Business--Payor Mix."

  General and Administrative Expenses. In fiscal 1996, general and administrative expenses increased to $32.9 million. This represented an increase of $11.4 million, or 53%, over fiscal 1995. This increase was principally related to increases in net revenues. General and administrative expenses decreased as a percentage of net revenues from 38.5% to 37.5% as certain general and administrative costs did not increase with increases in net revenues.

  Provision for Doubtful Accounts. In fiscal 1996, the provision for doubtful accounts increased to $2.8 million. This represented an increase of $1.3 million, or 86%, over fiscal 1995. This increase was due principally to the increases in net revenues. The provision for doubtful accounts increased as a percentage of net revenues from 2.7% to 3.2% primarily due to an increase in net revenues from managed care organizations whose approval process for authorization and payment for services is more complex than other payors resulting in more coverage and payment denials. In addition, managed care organizations generally require patients to be responsible for copayments which are difficult to collect.

  Depreciation. In fiscal 1996, depreciation expense increased to approximately $784,000. This represented an increase of $365,000, or 87%, over fiscal 1995. Of this increase, $278,000 was attributable to fixed assets acquired in connection with acquisitions with the remainder resulting from capital expenditures related to vehicles, management information systems and equipment in support of the Company's internal growth.

  Amortization. In fiscal 1996, amortization increased to $1.0 million. This represented an increase of $785,000 over fiscal 1995, which was entirely attributable to amortization of goodwill arising from the Fiscal 1996 Acquisitions and a full year of amortization of goodwill relating to the Fiscal 1995 Acquisitions.

  Interest, Net. In fiscal 1996, interest, net, increased to $1.5 million. This represented an increase of $81,000, or 6%, over fiscal 1995. This increase was comprised principally of increases of $251,000 from indebtedness incurred in connection with acquisitions and $185,000 from increased indebtedness under the Senior Credit Facilities to fund growth at the existing branch locations. This increase was offset by a decrease of $447,000 due to the repayment of approximately $10 million in outstanding indebtedness during November 1995 with a portion of the net proceeds from the Company's initial public offering (the "IPO").

  Bridge Financing Expenses. Nonrecurring bridge financing expenses of $913,000 were comprised of (i) $605,000 pertaining to the write-off of deferred financing fees and the unamortized discount on a bridge financing note payable; (ii) interest expense of $186,000; and (iii) other costs of $122,000. These expenses were recorded in connection with the Tampa Acquisition and the IPO.

  Provision for Income Taxes. The Company's effective tax rate decreased to 40.9% of pretax income from 43.4%, principally as a result of reduced pretax income as a percentage of total pretax income relating to states with higher income tax rates.

  Nonrecurring Items. Nonrecurring items in fiscal 1996 represents an extraordinary charge of $1.2 million relating to the extinguishment of indebtedness with a portion of the net proceeds from the IPO which was recorded in the second quarter of fiscal 1996, net of an estimated income tax benefit of $660,000. The charge consisted primarily of a write-off of deferred financing costs of $294,000 and a write-off of the remaining unamortized discounts of $1.5 million on the senior subordinated indebtedness incurred in connection with a Fiscal 1995 Acquisition (the "Senior Subordinated Debt").

FISCAL 1995 COMPARED WITH FISCAL 1994

  Net Revenues. In fiscal 1995, net revenues increased to $56.0 million. This represented an increase of $19.9 million, or 55%, over fiscal 1994, of which $10.6 million resulted from internal growth of 29%, with the remainder of $9.3 million resulting from the Fiscal 1995 Acquisitions. Net revenues from nursing and related patient services increased from $28.4 million in fiscal 1994 to $42.3 million in fiscal 1995, a 48.9% increase. The internal growth resulted from volume growth at existing branch locations. Total Medicare nursing visits increased 25% to approximately 391,000 visits in fiscal 1995. Total non-Medicare nursing hourly and visit volume in fiscal 1995 increased 44% and 22%, respectively, to approximately 373,000 hours and 97,000 visits, respectively. Acquisitions, effective cross-selling of other services and products, and increased referrals contributed to these volume increases. Respiratory therapy, infusion therapy and durable medical equipment net revenues increased $6.0 million, or 78%, to $13.7 million from $7.7 million in fiscal 1994 as a result of acquisitions, increased referrals, and effective cross-selling of these services to the Company's nursing patients.

  Patient Care Costs. In fiscal 1995, patient care costs increased to $28.4 million. This represented an increase of $11.4 million, or 67%, over fiscal 1994. This increase was due principally to the increases in net revenues. Patient care costs increased as a percentage of net revenues from 47.1% to 50.8%. This increase was principally a result of increases in the portion of respiratory therapy, infusion therapy, and durable medical equipment generated from managed care contracts which increased the related costs of goods sold as a percentage of net revenues from these lines of businesses. See "Business-- Payor Mix."

  General and Administrative Expenses. In fiscal 1995, general and administrative expenses increased to $22.0 million. This represented an increase of $5.7 million, or 35%, over fiscal 1994. This increase was due principally to the increases in net revenues. General and administrative expenses decreased as a percentage of net revenues from 44.3% to 38.5% as certain general and administrative costs did not increase with increases in net revenues.

  Provision for Doubtful Accounts. In fiscal 1995, the provision for doubtful accounts increased to $1.5 million. This represented an increase of $830,000, or 119%, over fiscal 1994. This increase was due principally to the increases in net revenues. The provision for doubtful accounts increased as a percentage of net revenues from 1.9% to 2.7% primarily due to an increase in net revenues from managed care organizations whose approval process for authorization and payment for services is more complex than other payors resulting in more coverage and payment denials. In addition, managed care organizations generally require patients to be responsible for copayments which are difficult to collect.

  Depreciation. Depreciation expense increased to $419,000. This represented an increase of $124,000, or 42%, over fiscal 1994. This increase was due principally to the additional fixed assets acquired in connection with the Fiscal 1995 Acquisitions with the remainder resulting from capital expenditures related to vehicles, management information systems, and equipment in support of the Company's internal growth.

  Amortization. In fiscal 1995, amortization increased to $231,000. This represented an increase of $105,000, or 84%, over fiscal 1994, which was attributable to amortization of goodwill arising from the Fiscal 1995 Acquisitions.

  Interest, Net. In fiscal 1995, interest, net, increased to $1.4 million. This represented an increase of $702,000, or 104%, over fiscal 1994. This increase was attributable principally to indebtedness incurred in connection with the Fiscal 1995 Acquisitions and increased indebtedness under the Senior Credit Facilities to fund costs associated with opening a new branch location and growth at existing branch locations.

  Provision for Income Taxes. The Company's effective tax rate decreased to 43.4% of pretax income from 46.2%, principally as a result of reduced pretax income as a percentage of total pretax income relating to states with higher income tax rates.

QUARTERLY RESULTS

  The following table presents selected unaudited quarterly operating results for the Company for each of the four quarters in fiscal 1995 and 1996. The Company believes that the following information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. Historically, the Company has experienced lower net revenues during the first fiscal quarter which ends on September 30 as compared with that of the preceding quarter due to fewer referrals during the summer months. However, the results for the first quarter of fiscal 1996 do not reflect this seasonality because of the growth in volume following a significant acquisition in March 1995. Net income did not increase proportionately to net revenues as a result of duplicative costs relating to the acquisition which were not yet eliminated. The Company anticipates that the effects of seasonality will continue for the foreseeable future. Although the Company's net revenues tend to be affected by seasonality, quarterly revenues and profitability may also be affected by other factors, including internal growth. Results of operations for any period are not necessarily indicative of results of operations for the full fiscal year or predictive of future periods. See "Risk Factors--Quarterly Fluctuation in Operating Results; Potential Volatility in Stock Price."

                                                     THREE MONTHS ENDED
                          -----------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,     MAR. 31, JUNE 30,
                            1994      1994     1995     1995     1995      1995         1996     1996
                          --------- -------- -------- -------- --------- --------     -------- --------
                                        (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net revenues............   $10,810  $12,070  $14,928  $18,157   $18,808  $21,380      $22,777  $24,729
Income before income
 taxes and extraordinary
 item...................       411      491      702      852       709      662        1,986    2,379
Income before
 extraordinary item.....       231      284      422      453       391      377        1,192    1,427
Net income (loss).......   $   231  $   284  $   422  $   453   $   391  $  (783)(1)  $ 1,192  $ 1,427
                           =======  =======  =======  =======   =======  =======      =======  =======
Net income (loss) per
 common and common
 equivalent share.......   $  0.06  $  0.08  $  0.12  $  0.12   $  0.10  $ (0.27)(1)  $  0.15  $  0.18
                           =======  =======  =======  =======   =======  =======      =======  =======

--------
(1) Net income and net income per common and common equivalent share for the quarter ended December 31, 1995 reflects (i) nonrecurring bridge financing expense; (ii) discount on redemption of certain preferred stock; and (iii) an extraordinary item due to the early extinguishment of debt. Prior to such charges, net income and net income per common and common equivalent share for the quarter ended December 31, 1995 were $1.2 million and $0.14 per share, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  Consistent with its growth strategy, the Company has significantly expanded its operations over the past three fiscal years through a combination of internal expansion and acquisitions. Historically, this growth has been principally financed through cash flow from operations, bank borrowings, installments notes and Common Stock issued to sellers in connection with the acquisitions and, more recently, in the IPO.

  In November 1995, the Company sold 3,693,192 shares of Common Stock in the IPO raising net proceeds of $24.5 million which were used principally to repay the bridge financing incurred in connection with the Tampa Acquisition, the Senior Subordinated Debt, a portion of the debt incurred under the Senior Credit Facilities and to redeem preferred stock issued in connection with the Tampa Acquisition and other preferred stock issued in

1992. Additionally, the Company received proceeds aggregating $300,000 from the exercise of options and warrants during fiscal 1996.
  Working capital increased to $20.0 million at June 30, 1996 from $10.0 million at June 30, 1995, an increase of $10.0 million. Approximately $1.5 million of this increase was due to the Fiscal 1996 Acquisitions. The remainder primarily resulted from a $5.7 million increase in accounts receivable and a $3.0 million reduction in current liabilities at branch locations existing prior to the Fiscal 1996 Acquisitions. The growth in net revenues during fiscal 1996 was accompanied by an increase in accounts receivable. Accounts receivable increased by $8.4 million, or 47.7%, to $26.0 million at the end of fiscal 1996 from $17.6 million at the end of fiscal 1995. This increase was principally due to acquisitions, internal growth and an increase in days net revenues outstanding from 89 to 93 due to a higher portion of managed care net revenues in fiscal 1996. Cash provided by operating activities was $455,000 for fiscal 1995. Cash used in operating activities was $1.7 million and $2.0 million for fiscal 1994 and 1996, respectively, and was primarily attributable to the increase in accounts receivable. The Company expects to continue to acquire home health care businesses. Cash flow from operations from acquisitions may be adversely affected if delays are encountered in obtaining required Medicare provider numbers or licenses or in meeting other payor requirements. In addition, in acquisitions in which accounts receivable are not purchased the Company will fund the working capital requirements of the acquired business until cash collections become adequate for such purpose.


  Cash expenditures for acquisitions were approximately $5.0 million and $15.7 million for fiscal 1995 and 1996, respectively. There were no acquisitions in fiscal 1994. Goodwill was $26.5 million at June 30, 1996. The Company recorded goodwill of $7.2 million with respect to four acquisitions completed in fiscal 1997. Consummation of the Pending Acquisitions is expected to increase goodwill by an additional $18.3 million. Annualized amortization of goodwill resulting from the Acquisitions is expected to be approximately $1.3 million. It is anticipated that expenditures for acquisitions will increase in fiscal 1997 as the Company continues to implement its growth strategy. Expenditures for purchases of capital equipment were $735,000, $1.6 million and $3.2 million for fiscal 1994, 1995 and 1996, respectively, and are expected to increase to between $5.5 million and $6.0 million in fiscal 1997 as the Company expands its operations, which includes continuing investments in equipment held for rental and in management information systems.

  On August 22, 1996, the Company refinanced the Senior Credit Facilities by entering into the Second Credit Agreement with a syndicate of lenders led by CoreStates Bank, N.A. The Second Credit Agreement consists of a revolving facility with a commitment of up to $20.0 million for general corporate purposes, which includes a commitment to issue up to $10.0 million of letters of credit and an acquisition facility with a commitment of up to $30.0 million for permitted acquisitions, as defined in the Second Credit Agreement. The Second Credit Agreement matures on August 22, 1999. The Company elected various rates on the initial outstanding borrowing under the Second Credit Agreement representing a weighted average interest rate of 6.7% per annum as of October 30, 1996. As of October 30, 1996, the Company had approximately $23.3 million of debt outstanding. In addition to refinancing the Senior Credit Facilities, borrowings under the Second Credit Agreement have been used to pay the cash portion of the purchase price for certain acquisitions and provide working capital. The Second Credit Agreement provides that the Company may reborrow funds which it has previously borrowed and repaid. Under the Second Credit Agreement the Company is required to obtain approval for any acquisition having a purchase price in excess of $5.0 million and for all acquisitions in any fiscal year once the Company has completed in such fiscal year acquisitions having an aggregate purchase price in excess of $20.0 million. Indebtedness under the Second Credit Agreement is collateralized by a pledge of 100% of the stock of all existing and future subsidiaries of the Company. See Note 5 to the Consolidated Financial Statements.

  Approximately $23.3 million of the net proceeds from the shares of Common Stock offered by the Company hereby will be used to repay indebtedness under the Second Credit Agreement and the balance of net proceeds will be used to pay substantially all of the cash consideration for the Pending Acquisitions which is estimated to be $21.5 million.

  Management anticipates the Company's available lines of credit and cash flow generated from operations will be adequate to enable the Company to fund its operations, capital expenditures and anticipated growth for at least the next fiscal year.

                                   BUSINESS

GENERAL

  The Company is a leading provider of comprehensive home health care services and products, delivering nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The Company operates 28 branch locations in Florida, Pennsylvania, Delaware, New Jersey and Maryland. Assuming the consummation of the Pending Acquisitions, the Company will operate 50 branch locations providing services and products in ten states, including New Hampshire, Massachusetts, Illinois, Texas and Virginia, and the District of Columbia. The Company generated $87.7 million of net revenues in fiscal 1996 ($148.2 million on a pro forma basis after giving effect to certain acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions).

  The Company's growth objective is to enhance its position as a leading provider of quality, cost-effective, comprehensive home health care services and products by: (i) offering payors access to comprehensive home health care services and products which are provided directly by the Company; (ii) cross-selling its services and products through Coordinated Care Centers and home-based evaluations of patient needs; (iii) developing managed care referral sources; and (iv) expanding through acquisitions in existing and new markets.

  The Company seeks to provide a "one-stop-shop" of cost-effective, comprehensive home health care services and products. The Company's regional Coordinated Care Centers serve as focal points for managed care organizations to efficiently arrange for Company services and products. The Coordinated Care Centers and home-based evaluations conducted by the Company's nurses enhance the Company's ability to cross-sell its comprehensive range of services and products. The Company's nurses are trained to identify at the time of the evaluation in the patient's home any additional need for Company services and products. The Company believes that it is well-positioned to benefit from the increasing preference of payors and referral sources, particularly managed care organizations, to use home health care providers that both offer and coordinate the delivery of a full range of home health care services and products.

  The Company intends to continue to expand its operations through acquisitions in existing and new markets. Since July 1, 1995, the Company completed eight acquisitions in existing markets. In entering new markets, the Company generally acquires a home nursing company (primarily Medicare-based) and adds additional services and products through internal growth and subsequent acquisitions in order to offer a full range of home health care services and products to patients, physicians and payors, including managed care organizations. Upon consummation of the Pending Acquisitions, the Company will enter the Texas and New England markets through the acquisition of two nursing companies (primarily Medicare-based) and increase its presence and range of services and products provided in existing markets.

  From fiscal 1994 to 1996, the Company generated a compound annual growth rate in net revenues of 55.9% through a combination of acquisitions and internal growth. The Company's net revenues increased from $36.1 million in fiscal 1994 to $87.7 million in fiscal 1996 (of which 65.6% represented nursing and related patient services net revenues), and the Company's net income increased from $928,000 in fiscal 1994 to $2.2 million in fiscal 1996 (which includes certain nonrecurring items). The Company experienced internal growth rates in net revenues of 24%, 29% and 19% for fiscal years 1994, 1995 and 1996, respectively. The Company's internal growth in net revenues was primarily the result of cross-selling its services and products, expanding the range of services and products offered, increasing patient referrals, particularly from managed care organizations, and opening new branch locations. The percentage of the Company's net revenues from managed care organizations and other payors increased from 24.9% in fiscal 1994 to 34.5% in fiscal 1996.

INDUSTRY OVERVIEW

  The importance of home health care is increasing as a result of significant economic pressures within the health care industry. Total expenditures within the health care industry, which have increased at twice the rate of inflation in recent years, were approximately $1.1 trillion in 1995. The ongoing pressure to contain health care costs, while maintaining quality care, is accelerating the growth of alternate site care, such as home health care, that reduces hospital admissions and lengths of hospital stays. The home health care industry had total expenditures in 1995 of approximately $36.0 billion, including $22.8 billion for nursing and related patient services, $5.8 billion for infusion therapy services, $4.8 billion for respiratory therapy services, and $1.1 billion for durable medical equipment. Approximately 17,000 providers currently serve approximately 7 million patients per year in their homes.

  The growth in home health care is also due to its increased acceptance by payors, patients and the medical community, including physicians, hospitals and other providers. Home health care often results in lower costs, which is increasingly important under managed care. In addition, home health care has grown rapidly as a result of (i) advances in medical technology, which have facilitated the delivery of services in alternate sites; (ii) demographic trends, such as an aging population; and (iii) a strong preference among patients to receive health care in their homes.

  The home health care industry is highly fragmented and characterized by local providers that typically do not offer a comprehensive range of cost-effective services. These local providers often do not have the capital necessary to expand their operations or the range of services offered which limits their ability to compete for managed care contracts and other referrals and to realize efficiencies in their operations. As managed care has become more prevalent, payors increasingly are seeking home health care providers that offer a "one-stop-shop" of cost-effective, comprehensive services in each market served, which further inhibits the ability of local providers to compete effectively. As a result of these economic and competitive pressures, the home health care industry is undergoing rapid consolidation.

STRATEGY

  The Company's growth objective is to enhance its position as a leading provider of quality, cost-effective, comprehensive home health care services and products by continuing to pursue the following strategy:

  Offer Payors a Comprehensive Range of Services and Products. The Company offers managed care organizations and other payors access to cost-effective, comprehensive home health care services and products provided directly by the Company's employees, without having to coordinate with other providers. If an acquired business does not provide all of the services and products generally offered by the Company, those services and products are generally introduced over time. The Company believes that offering comprehensive home health care services and products provides payors with an efficient "one-stop-shop" that enhances referrals, particularly from managed care organizations.

  Cross-Sell Services and Products. The Company cross-sells its services and products through its Coordinated Care Centers and home-based patient evaluations conducted by the Company's nurses. The Company's two regional Coordinated Care Centers serve as focal points for managed care organizations to efficiently arrange for Company services and products. The Company's nurses are trained to identify at the time of the nurse evaluation in the patient's home any additional need for Company services and products. The Company anticipates establishing additional Coordinated Care Centers in its existing and new regions. See "The Company--Pending Acquisitions."

  Develop Managed Care Referral Sources. Managed care organizations, which are an increasingly significant source of referrals for home health care services, accounted for 31.4% and 34.5% of the Company's net revenues in fiscal 1995 and 1996, respectively. Each of the Company's 28 branch locations is accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). The Company intends to apply for JCAHO accreditation for each of the branch locations of the Pending Acquisitions which are not accredited. The Company believes JCAHO accreditation enhances its ability to obtain contracts with certain managed care organizations. The Company is also targeting referrals from managed care organizations by offering disease management programs for the treatment of asthma, diabetes and other chronic illnesses, as well as outcome and utilization reports. The Company expects that managed care contracts will generate an increasing number of referrals as the penetration of managed care accelerates in its markets.

  Expand Through Acquisitions in Existing and New Markets. The Company seeks to acquire home health care businesses in existing and new markets. The Company's acquisition strategy in existing markets generally is to target companies which broaden the Company's geographic coverage and which complement and expand the Company's services and products. The Company's acquisition strategy in entering new markets generally is focused on initially acquiring larger companies which provide home nursing services. Assuming consummation of the Pending Acquisitions, the Company will acquire in the Texas and New England markets the operations of two Medicare home nursing companies with net revenues for the twelve month period ended June 30, 1996 of $16.0 million and $18.3 million, respectively. The Company believes that its acquisition of companies which provide primarily nursing services at the time of acquisition can enhance the Company's net revenues as related services and products are introduced by the Company into the new market through additional acquisitions. The Company believes there are a substantial number of acquisition opportunities in target markets due to the fragmentation of the home health care industry. See "--Industry Overview."

SERVICES

  The Company derives substantially all of its net revenues through the provision of nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The following table shows the percentage of net revenues represented by each of the Company's services and products for the periods presented and pro forma for fiscal 1996 after giving effect to the four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial Statements:

                                                  FISCAL YEAR ENDED JUNE 30,
                                                 -------------------------------
                                                                     1996
                                                               -----------------
                                                 1994   1995   ACTUAL  PRO FORMA
                                                 -----  -----  ------  ---------
   Nursing and related patient services:
     Medicare...................................  64.7%  51.8%  40.9%     45.6%
     Non-Medicare...............................  14.0   23.8   24.7      19.8
                                                 -----  -----  -----     -----
                                                  78.7   75.6   65.6      65.4
   Respiratory therapy..........................   7.7    8.5   10.9       9.1
   Infusion therapy.............................   6.9    8.6    7.2      14.1
   Durable medical equipment....................   6.7    7.3   16.3      11.4
                                                 -----  -----  -----     -----
       Total ................................... 100.0% 100.0% 100.0%    100.0%
                                                 =====  =====  =====     =====

    Nursing and Related Patient Services. The Company offers a broad range of nursing and related patient services, including:

    Registered nurses who provide a broad range of nursing care, including pain management, respiratory therapy, infusion therapy, skilled observation and assessment and teaching procedures.

    Licensed practical nurses who perform technical nursing procedures, such as injections and dressing changes.

    Home health aides who provide personal care, such as bathing or assistance with walking.

    Physical therapists who help patients restore strength and range of joint motion.

    Occupational therapists who help patients regain their ability to perform the activities of daily living, such as feeding, dressing, hygiene and social activities.

    Speech therapists who retrain patients to overcome speech, swallowing, language or hearing impediments.

    Social workers who help patients and their families deal with financial, personal and social concerns that arise from health problems.

    Homemakers/companions who assist with meal preparation and housekeeping.

  Respiratory Therapy Services. The Company provides respiratory therapy services to patients who suffer from a variety of conditions, including asthma, chronic obstructive pulmonary diseases (for example, emphysema and bronchitis), cystic fibrosis and neurologically-related respiratory conditions. The Company offers the following respiratory therapy services together with training by, and assistance from, licensed personnel:

    Oxygen systems of which there are three types: (i) oxygen concentrators, which are stationary units that extract oxygen from ordinary air to provide a continuous flow of oxygen, (ii) liquid oxygen systems, which are portable, thermally insulated containers of liquid oxygen, and (iii) high pressure oxygen cylinders, which are used for portability with oxygen concentrators.

    Nebulizers which deliver aerosol medication to patients to treat asthma, chronic obstructive pulmonary diseases, cystic fibrosis and neurologically related respiratory problems.

    Home ventilators which sustain a patient's respiratory function mechanically when a patient can no longer breathe normally.

    Continuous positive airway pressure therapy which forces air through respiratory passage-ways during sleep.

    Apnea monitors which monitor and warn parents of apnea episodes in newborn infants as a preventive measure against sudden infant death syndrome.

    Sleep studies which are used to detect sleep disorders and the magnitude of such disorders.

  Infusion Therapy Services. The Company provides the following infusion therapy services together with training by, and assistance from, licensed personnel:

    Enteral nutrition which is the infusion of nutrients through a feeding tube inserted directly into the functioning portion of a patient's digestive tract. This long-term therapy is often prescribed for patients who are unable to eat or drink normally.

    Antibiotic therapy which is the infusion of antibiotic medications into a patient's bloodstream typically to treat a variety of serious infections and diseases.

    Total parenteral nutrition which is the long-term provision of nutrients through surgically implanted central vein catheters or through peripherally inserted central catheters, for patients who cannot absorb adequate nutrients internally due to chronic gastrointestinal conditions.

    Pain management which involves the infusion of certain drugs into the bloodstream of patients suffering from acute or chronic pain.

    Chemotherapy which is the infusion of drugs into a patient's bloodstream to treat various forms of cancer.

    Other therapies including new delivery technologies and medications to address a broad range of patient conditions, such as the side effects associated with transplants, HIV/AIDS and cancer.

  Durable Medical Equipment. The Company provides durable medical equipment to serve the needs of its patients, including hospital beds, wheelchairs, ambulatory aids, bathroom aids, patient lifts and rehabilitation equipment.

OPERATIONS

  Branch Locations. The Company operates 28 branch locations in its two regions encompassing five states and, upon consummation of the Pending Acquisitions, will operate 50 branch locations in four regions encompassing 10 states and the District of Columbia. The Company leases its corporate headquarters and each of its branch locations. The location of the Company's branches and the services and products provided at each branch are indicated in the following chart:

                                                           SERVICES AND PRODUCTS PROVIDED
                                                     ------------------------------------------
                                                     NURSING AND
                                             DATE      RELATED   RESPIRATORY INFUSION  DURABLE
                                           OPENED OR   PATIENT     THERAPY   THERAPY   MEDICAL
     REGION          BRANCH LOCATION       ACQUIRED   SERVICES    SERVICES   SERVICES EQUIPMENT
     ------          ---------------       --------- ----------- ----------- -------- ---------
MID-ATLANTIC
 Southern PA and Pennsauken, NJ               5/95                     X                   X
  Southern NJ    Bristol, PA                 10/96                     X                   X
                 King of Prussia, PA(3)(4)    5/92         X           X         X         X
                 Philadelphia, PA            10/88         X           X         X         X
 Northeastern PA Dupont, PA(3)                3/93         X           X         X         X
                 Scranton, PA(2)              2/95         X
                 Stroudsburg, PA             11/92         X           X         X         X
                 Wilkes-Barre, PA            12/94         X           X         X         X
                 Chicago, IL(1)                --                      X         X         X
 DE and Eastern  Dover, DE                    3/95         X           X         X         X
  MD             Newark, DE                   3/95                     X         X         X
                 Newark, DE                   3/95         X
                 Seaford, DE                  6/95         X           X         X         X
                 Belaire, MD(1)                --                                X
                 Berlin, MD                   9/96         X
                 Columbia, MD(1)               --                      X         X         X
                 Salisbury, MD                3/95         X           X         X         X
                 Salisbury, MD                9/96         X
FLORIDA
 Southeastern FL Boca Raton                   3/95         X           X         X         X
                 Ft. Pierce                   9/90         X           X         X         X
                 Lauderhill                   8/86         X           X         X         X
                 Pompano Beach(2)(3)(4)       3/93                     X         X         X
                 Vero Beach                  10/93         X           X         X         X
                 W. Palm Beach                8/90         X           X         X         X
 Western FL      Kenneth City                 5/96         X
                 Largo                        5/96         X
                 Sarasota(3)                  8/96                               X
                 St. Petersburg               5/96         X
                 Tampa                       10/95                     X                   X
                 Tampa                        5/96         X
                 Tarpon Springs               5/96         X
NEW ENGLAND      Salem, NH(1)(2)               --          X
                 New London, NH(1)             --          X
                 Danvers, MA(1)                --          X
                 Arlington, MA(1)              --          X
                 Maynard, MA                   --          X
                 Malden, MA(1)                 --          X
                 Newton, MA(1)                 --          X
                 Lowell, MA(1)                 --          X

                                        SERVICES AND PRODUCTS PROVIDED
                                  ------------------------------------------
                                  NURSING AND
                          DATE      RELATED   RESPIRATORY INFUSION  DURABLE
                        OPENED OR   PATIENT     THERAPY   THERAPY   MEDICAL
REGION  BRANCH LOCATION ACQUIRED   SERVICES    SERVICES   SERVICES EQUIPMENT
------  --------------- --------- ----------- ----------- -------- ---------
TEXAS   Abilene(1)         --           X
        Amarillo(1)        --           X
        Austin(1)          --           X
        Dallas(1)(2)(3)    --           X                     X
        Fort Worth(1)      --           X
        Granbury(1)        --           X
        Odessa(1)          --           X
        San Angelo(1)      --           X
        Sherman(1)         --           X
        Stephenville(1)    --           X
        Temple(1)          --           X

--------
(1) To be acquired upon consummation of the Pending Acquisitions.
(2) Regional office.
(3) Regional institutional pharmacy servicing the infusion requirements of branch locations.
(4) Regional Coordinated Care Center.

  Organization. The Company's operations are organized into a Mid-Atlantic region and Florida region. Two Regional Vice Presidents, who report to the Company's Chief Operating Officer, are responsible for managing the operations of their respective regions. Regional support staff generally are organized by either nursing and related patient services or other services or products. Each region has two locations providing pharmacy services, primarily for infusion therapy, and a Coordinated Care Center to coordinate the delivery of the Company's services and products to patients referred by managed care organizations. Management functions, such as professional services oversight, finance and accounting, sales training and support, product development, policy and procedure development, and management information systems are centralized at the corporate headquarters. The Company manages the integration of the operations of acquired companies through a team of experienced operations personnel. This team plans and coordinates the transition for each acquired company to the Company's centralized accounting, billing, payroll and other systems.

  Coordinated Care Centers. The Company has a Coordinated Care Center in each of its two operating regions and plans to establish additional Coordinated Care Centers in existing and new regions. Coordinated Care Centers serve as focal points for managed care organizations to arrange for Company services from a Company home care coordinator. The home care coordinator facilitates the delivery of the comprehensive range of services and products to patients referred to the Company by managed care organizations. After receiving the referral, the Company's home care coordinator reviews the patients' medical history, confirms insurance coverage and arranges for physician-prescribed home health care services and products to be delivered to the patient.

  Management Information Systems. The Company maintains several management information systems to support (i) billing operations for the Company's services and products, including an integrated clinical database, (ii) accounting and financial operations, and (iii) data transfer among the Company's branch locations, regional Coordinated Care Centers, regional offices, and corporate headquarters. Capital expenditures for management information systems are for maintaining and upgrading existing operations, enhancing the Company's ability to track clinical data, including outcomes measurement data, and improving data transfer.

SALES AND MARKETING

  The Company's marketing department provides planning and development, market research, public and community relations support and educational program development for all of the Company's branch locations.

As of October 30, 1996, the Company employed 37 sales representatives whose primary responsibilities are to generate referrals from payors, hospitals, physicians and other health care professionals.

  The Company focuses its marketing efforts and sales resources on referral sources. The Company generates referrals from managed care organizations, hospitals, physicians, discharge planners and other health care professionals. The Company offers managed care organizations a comprehensive range of products and services delivered in a coordinated manner, disease management programs for the treatment of asthma, diabetes and other chronic illnesses, continuing education seminars, as well as outcome and utilization reports. The Company has contracts with numerous managed care organizations, including organizations affiliated with Humana Health Care Plans, Inc., HIP Network of Florida, Inc., Aetna Health Plans of Central and Eastern Pennsylvania, Inc., Independence Blue Cross, Keystone Health Plan East, U.S. Healthcare, Inc. and Prudential Health Care Plan Inc.

COMPETITION

  The home health care industry is highly competitive and includes national, regional and local providers. The Company competes with a large number of home health care providers in all areas in which its branches operate. The Company's competitors include major national and regional companies, hospital-based programs, numerous local providers and nursing agencies. Some current and potential competitors have or may obtain significantly greater financial and marketing resources than the Company. In addition, relatively few barriers to entry exist in the home health care industry. Accordingly, other companies, including managed care organizations, hospitals, long-term care providers and health care providers that currently are not serving the home health care market, may become competitors. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially adversely affect its financial condition or results of operations. The Company believes that the principal competitive factors in the industry are quality of care, including responsiveness of services and quality of professional personnel, breadth of services offered, cost of services and general reputation with patients, payors and the medical community, including physicians, hospitals and other health care providers.

PAYOR MIX

  The Company derives substantially all of its net revenues from Medicare, Medicaid and private payors, which include managed care organizations, including health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"), traditional indemnity insurers and third party administrators ("TPAs"). While Medicare will continue to represent a significant component of net revenues, the Company anticipates net revenues from managed care organizations will increase significantly. The following table outlines the payor mix for the Company's net revenues for the periods presented and pro forma for fiscal 1996 after giving effect to the four acquisitions completed during fiscal 1996 and 1997 and the Pending Acquisitions reflected in the Unaudited Pro Forma Consolidated Financial
Statements:

                                                   FISCAL YEAR ENDED JUNE 30,
                                                  -------------------------------
                                                                      1996
                                                                -----------------
                                                  1994   1995   ACTUAL  PRO FORMA
                                                  -----  -----  ------  ---------
   Medicare......................................  70.9%  59.5%  53.0%     59.3%
   Medicaid......................................   4.2    9.1   12.5      10.0
   Managed care and other........................  24.9   31.4   34.5      30.7
                                                  -----  -----  -----     -----
     Total....................................... 100.0% 100.0% 100.0%    100.0%
                                                  =====  =====  =====     =====

  A majority of the Company's business is, and is expected to continue to be, reimbursed by Medicare and Medicaid. Medicare is a federally-funded health program which provides health insurance coverage for certain disabled persons and persons age 65 or older. Medicaid is a health insurance program, jointly funded by the federal and state governments, which provides health insurance coverage for certain financially or medically needy persons regardless of age. Medicaid benefits supplement Medicare benefits for financially needy persons age 65 or older. Congress has provided, through the Medicare program, for coverage of home health care services including part-time or intermittent skilled nursing care; physical, occupational, or speech therapy; medical social services under the direction of a physician; part-time or intermittent services of a home health aide; medical supplies (but not drugs or biologicals except for osteoporosis drugs) and durable medical equipment. Medicare reimburses the Company for the services it renders under Parts A and B of the Medicare program. Medicare Part A reimburses the Company on a "cost basis" based on the lower of the Company's allowable cost, as defined by Medicare regulations, not to exceed annual cost limits or the Company's actual charges. Allowable cost is the actual cost directly related to providing home health care services, plus an overhead allocation. Cost reports evidencing the fiscal year allowable costs, visit data, charges and other financial information are filed annually and are subject to audit. Medicare Part B is paid on a fixed fee-for-service basis similar to other third-party payors, such as managed care organizations. See "Risk Factors--Medicare Reimbursement."

  In the states in which the Company operates, Medicaid provides reimbursement for certain home health care services for eligible recipients primarily on a fee-for-service basis. Services provided by the Company to Medicaid-eligible patients are primarily to pediatric patients under a special program established by Medicaid for specific types of patients. Reimbursement rates for such services generally are higher than otherwise allowed under the Medicaid programs.

  The Company operates nine Medicare nursing agencies, of which six receive periodic interim payments ("PIPs") from the Medicare program for services provided. PIPs are biweekly payments, the amounts of which are revised quarterly to reflect increases or decreases in the volume of nursing services provided. Because PIPs are paid biweekly, the arrangement has a substantially more favorable effect on the Company's cash flow than other payment arrangements. Should the Medicare program discontinue PIPs, either in connection with the implementation of a prospective payment system or otherwise, there could be a material adverse effect on the Company's cash flow. See "Risk Factors--Reimbursement Payments."

GOVERNMENT REGULATION

  The Company's business is subject to extensive federal, state and local regulation.

  Permits and Licensure. Many states require companies providing certain home health care services to be licensed as home health agencies. The Company currently is licensed as a home health agency where required by the law of the states in which it operates. In addition, certain of the Company's pharmacy operations require state licensure and are also subject to federal and other state laws and regulations governing pharmacies and the packaging and repackaging and dispensing of drugs (including oxygen). Federal laws may require registration with the Drug Enforcement Administration of the United States Department of Justice and the satisfaction of certain requirements concerning security, record keeping, inventory controls, prescription order forms and labeling. In addition, certain health care practitioners employed by the Company require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business. There can be no assurance that either the states or the federal government will not impose additional regulations upon the Company's activities which might adversely affect its business, results of operations or financial condition.

  Certificates of Need. Certain states require companies seeking to provide home health care services to obtain a certificate of need issued by a state health planning agency. Some states require such certificates of need only for Medicare-certified home health agencies. The Company has nine Medicare-certified home health agencies in its existing operations and anticipates that two Medicare-certified home health agencies will be added to its operations upon consummation of the Pending Acquisitions. Where required by law, the Company has obtained certificates of need from those states in which it has sought to operate. There can be no assurance that the Company will be able to obtain any certificates of need which may be required in the future if the Company expands its operations or if state laws change to impose additional certificate of need requirements. Any attempt to obtain additional certificates of need will cause the Company to incur certain expenses.

  JCAHO Accreditation. All of the Company's branch locations have been accredited by JCAHO, a nationally-recognized organization that develops standards for various health care industry segments and monitors compliance with those standards through voluntary surveys of participating providers. As the home health care industry has grown, the need for objective quality measurements has increased. Not all providers have chosen to undergo the accreditation process because of its expense and time burden. Consequently, the Company has positioned itself to procure managed care contracts in part because of its choice to undergo rigorous review of its operations.

  Fraud and Abuse Laws. The Company is also subject to federal and state laws prohibiting direct or indirect payments for patient referrals, prohibiting referrals to an entity in which the referring provider has a financial interest, and regulating reimbursement procedures and practices under Medicare, Medicaid and state programs as well as in relation to private payors. While the Company believes that it is in material compliance with such laws, it continues to monitor its compliance.

  The provisions of the Anti-kickback Statute prohibit the offer, payment, solicitation or receipt of any remuneration in return for the referral of items or services paid for in whole or in part under the Medicare or Medicaid programs (or certain other state health care programs). To date, courts and government agencies have interpreted the Anti-kickback Statute to apply to a broad range of financial relationships between providers and referral sources, such as physicians and other practitioners. HHS has adopted regulations creating "safe harbors" from federal criminal and civil penalties under the Anti-kickback Statute by exempting certain types of ownership interests and other financial arrangements that do not appear to pose a threat of Medicare and Medicaid program abuse. Transactions covered by the Anti-kickback Statute that do not conform to an applicable safe harbor are not necessarily in violation of the Anti-kickback Statute, but the practice may be subject to increased scrutiny and possible prosecution. The criminal penalty for conviction under the Anti-kickback Statute is a fine of up to $25,000 and/or up to five years imprisonment. In addition, conviction mandates exclusion from participation in the Medicare and Medicaid programs. Such exclusion can also result from conviction under other federal laws which impose civil and criminal penalties for submitting false claims, such as claims for services not provided as alleged. Several health care reform proposals have included an expansion of the Anti-kickback Statute to apply to referrals of any patients regardless of payor source.

  The federal government has enacted the so-called "Stark Law," which generally prohibits referrals by physicians to certain entities with which they have a financial relationship. More recently, the Stark Law was broadly expanded by Stark II, which provides that where a physician has a "financial relationship" with a provider of "designated health services" (including, among other things, the provision of parenteral and enteral nutrients, equipment and supplies, home health services, ultrasound services, physical therapy services, occupational therapy, and durable medical equipment), the physician will be prohibited from making a referral to the health care provider and the provider will be prohibited from billing for the designated health service for which Medicare or Medicaid payment would otherwise be made. Certain exceptions are available under Stark II, which may or may not be available to the Company for arrangements in which the Company may be involved. Submission of a claim that a provider knows or should know is for services for which payment is prohibited under Stark II could result in refunds of any amounts billed, civil money penalties of not more than $15,000 for each such service billed, and possible exclusion from the Medicare and Medicaid programs. Furthermore, Medicare regulations contain similar self-referral restrictions which provide that unless certain conditions are met, a plan of care for home health services generally may not be certified by a physician who has a significant ownership interest in, or a significant financial or contractual relationship with, that home health agency. It is the Company's policy to monitor its compliance with Stark II and to take appropriate actions to ensure such compliance. A violation of Stark II could result in civil penalties and exclusion from participation in Medicare and Medicaid programs.

  Many states have adopted statutes and regulations, which vary from state to state, prohibiting provider referrals to an entity in which the provider has a financial interest, direct or indirect remuneration or fee-splitting arrangements between health care providers for patient referrals, and other types of financial arrangements with health care providers. Sanctions for violation of these state restrictions may include loss of licensure and civil and criminal penalties. Certain states, including Pennsylvania, also require health care practitioners to disclose to patients any financial relationship with a provider and advise patients of the availability of alternative providers.

  The federal government has increased significantly the financial and human resources allocated to enforcing the fraud and abuse laws. In addition, federal law permits private causes of action for violation of the fraud and abuse laws. In May 1995, the Clinton Administration instituted Operation Restore Trust, a health care fraud and abuse initiative focusing on nursing homes, home health care agencies and durable medical equipment companies located in the five states with the largest Medicare populations. The targeted states include California, Florida, Illinois, New York and Texas. Operation Restore Trust and other similar initiatives have been responsible for millions of dollars in civil and criminal restitution, fines, recovery of overpayments and the exclusion of a number of individuals and corporations from the Medicare program. Operation Restore Trust has since been expanded to cover all fifty states. While the Company believes that it is in material compliance with such laws, there can be no assurance that the practices of the Company, if reviewed, would be found to be in full compliance with such laws, as such laws ultimately may be interpreted. It is the Company's policy to monitor its compliance with such laws and to take appropriate actions to ensure such compliance. Although the Company does not believe it has violated any regulatory requirements, there can be no assurance that future related legislation, either health care or budgetary, related regulatory changes or interpretations of such regulations, will not have a material adverse effect on the future operations of the Company. Private insurers and various state enforcement agencies also have increased their scrutiny of health care providers' practices and claims, particularly in the home health and durable medical equipment areas. No assurance can be given that the practices of the Company, if reviewed, would be found to be in compliance with the requirements of private insurers, current laws or with any future laws, as such laws ultimately may be interpreted. See "Risk Factors--Regulatory Environment."

  Current Developments. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. Legislative debate is expected to continue in the future. In addition, the level of net revenues and profitability of the Company, like those of other health care providers, will be affected by the continuing efforts of payors to contain or reduce the costs of health care by lowering reimbursement rates, increasing case management review of services and negotiating reduced contract pricing and capitation arrangements.

  HCFA, the federal agency responsible for the rules governing Medicare and Medicaid, is currently examining a number of proposed changes to the Medicare reimbursement system for nursing services, including changing nursing reimbursement from a retrospective cost-based system to a prospective payment system. Currently, Medicare reimburses participating nursing home health agencies for the reasonable costs incurred to provide covered visits to eligible beneficiaries, subject to certain cost limits which vary according to geographic regions of the country. The impact of such a change, if implemented, on the Company's financial condition or results of operations cannot be predicted with any certainty at this time and would depend, to a large extent, on the reimbursement rates for home nursing established under the prospective payment system. There can be no assurances that such reimbursement rates, if enacted, would cover the costs incurred by the Company to provide home nursing services.

  In August 1996, HCFA submitted a proposal to HHS to reduce oxygen reimbursement to providers by 40%. A reduction in oxygen reimbursement is not expected to have a significant effect on the Company's results of operations as oxygen therapy services represented less than 5% of net revenues in fiscal 1996. However, as the Company cannot be certain of the timing or level of such reductions in Medicare oxygen reimbursement, the effect of such reductions cannot be predicted with any level of certainty. See "Risk Factors-- Reimbursement Payments."

EMPLOYEES

  As of October 30, 1996, the Company employed approximately 995 full- and part-time employees. Of these employees, approximately 225 are nurses and approximately 75 are employed at the Company's executive offices. In addition, the Company maintains registries of approximately 1,822 licensed nurses, therapists, home health aides and other home health care providers who are available for staffing assignments on a temporary basis. The Company believes that its employee relations are good. The Company's employees are not represented by a labor union.

INSURANCE

  The Company maintains a commercial general liability policy which includes product liability coverage on the medical equipment that it sells or rents with both a per-occurrence and annual aggregate coverage limit of $1.0 million. In addition, the Company has an umbrella liability or "excess" policy with a single limit of $1.0 million for any one occurrence in excess of certain minimum amounts. The umbrella policy excludes professional liability. The Company maintains a health care agency professional liability insurance policy with limits of $1.0 million per occurrence and an annual aggregate limit of $3.0 million. Health care professionals with whom the Company has contracted must provide evidence that they carry at least $1.0 million of insurance coverage, although there is no assurance that such providers will continue to do so, or that such insurance is, or will continue to be, adequate or available to protect the Company, or that the Company will not have liability independent of that of such providers and/or their insurance coverage. While the Company believes that it has adequate insurance coverage, there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any pending or future legal proceedings (including any related judgments, settlements or costs) or that any such insurance will be available to the Company in the future on satisfactory terms, if at all. Any judgments, settlements or costs relating to pending or future legal proceedings which are not covered by insurance could have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors--Potential Liability."

LEGAL PROCEEDINGS

  While the Company is periodically involved in litigation incidental to its business, there are no material legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their properties are subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                       NAME                       AGE         POSITION
                       ----                       ---         --------
 Bruce J. Feldman(1)(5)..........................  47 President, Chief
                                                       Executive Officer and
                                                       Chairman of the Board
 Bruce J. Colburn................................  42 Chief Financial Officer
 Fred J. Nicholas................................  51 Chief Operating Officer
 James J. Swiniuch...............................  39 Vice President, Mergers,
                                                       Acquisitions and
                                                       Business Development
 Colleen M. Lederer..............................  40 Vice President,
                                                       Professional Services
 Joseph J. Grilli................................  45 Vice President, Mid-
                                                       Atlantic Region
 Thomas T. Quinn.................................  48 Vice President, Florida
                                                       Region
 G. Michael Bellenghi(1)(2)(4)...................  48 Director
 Harvey Machaver(1)(2)(5)........................  71 Director
 Joseph F. Trustey(2)(3).........................  34 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Class A Director. Term expires at the 1996 annual meeting of stockholders.
(4) Class B Director. Term expires at the 1997 annual meeting of stockholders.
(5) Class C Director. Term expires at the 1998 annual meeting of stockholders.

  Bruce J. Feldman, the founder of the Company, has served as President, Chief Executive Officer and Chairman of the Board of HHCA since it was founded in December 1982. Prior to founding the Company, Mr. Feldman owned a Medicare-certified home health agency, which became a subsidiary of the Company in 1982.

  Bruce J. Colburn became the Chief Financial Officer in April 1996. From 1995 to 1996, Mr. Colburn was Senior Vice President, Chief Financial Officer and Treasurer of NovaCare, Inc., a national provider of rehabilitation services. From 1994 to 1995, Mr. Colburn was Senior Vice President, Chief Financial Officer and Treasurer of Primary Health Systems, L.P., an acute care hospital company. In 1994, Mr. Colburn was Senior Vice President, Finance, of OrNda Healthcorp, an acute care hospital company, and since 1990 held various financial officer positions with American Healthcare Management, Inc., a hospital company acquired by OrNda Healthcorp in 1994.

  Fred J. Nicholas became the Chief Operating Officer in January 1995. He joined the Company in June 1992 as Chief Operating Officer of the Florida division. From April 1990 to June 1992, Mr. Nicholas was President and Chief Operating Officer of Unity Health Care, Inc., a home health care company.

  James J. Swiniuch became the Vice President of Mergers, Acquisitions and Business Development in April 1996. From 1994 to 1996, Mr. Swiniuch served as the Chief Financial Officer. From 1991 to 1994, he served as Director of Accounting. From 1990 to 1991, Mr. Swiniuch was President of Equitable Beneficial Life Insurance Company, a life and health insurer located in Broomall, Pennsylvania.

  Colleen M. Lederer, a Registered Nurse, has been the Vice President of Professional Services since July 1994. From 1987 to 1994, Ms. Lederer was director of professional services. Prior to 1989, Ms. Lederer was an owner of Nursing Unlimited, Inc., a home care and consulting company.

  Joseph J. Grilli became the Vice President, Mid-Atlantic Region in July 1996. He has been employed by the Company since 1988 in various positions. Prior to his association with the Company, Mr. Grilli was Vice President of the Mercy Regional Health System, an acute care provider based in Cincinatti, Ohio.

operator of long-term care facilities and a home health care provider. From 1989 to 1992, Mr. Quinn was President and Chief Operating Officer of Infu Tech, Inc., a home infusion therapy company.

  G. Michael Bellenghi has been a director of the Company since October 1994. Since 1990, he has been the Chief Executive Officer of Paragon Management Group, Inc., a health care consulting company located in Malvern, Pennsylvania. He is also the Chairman and Chief Executive Officer of Recordex Services, Inc., a medical records retrieval company located in Malvern, Pennsylvania. Mr. Bellenghi also serves as a director of F.Y.I. Incorporated, the parent company of Recordex Services, Inc., a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

  Harvey Machaver has been a director of the Company since December 1985. Since 1990, Mr. Machaver has been President of Scopus Evaluation Services, a health care consulting firm located in New York, New York. Mr. Machaver is a fellow of the American College of Health Care Executives and a fellow of the New York Academy of Medicine.

  Joseph F. Trustey has been a director of the Company since April 1995. From 1992 to the present, Mr. Trustey has been employed by Summit Partners, L.P., a venture capital firm, and currently serves as a general partner of that firm. From 1990 to 1992, Mr. Trustey was employed as a strategy consultant with the consulting firm of Bain & Company, Inc. Mr. Trustey is a director of Suburban Ostomy Supply Co., Inc., a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

BOARD OF DIRECTORS

  Classified Board. The Board of Directors is divided into a staggered board of three classes. Currently, Class A and Class B consist of one director each and Class C consists of two directors. At each annual meeting of the stockholders the directors of the class whose terms are expiring are elected for a term of three years.

  Committees and Relationships. The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. The members of the Company's Audit Committee are Messrs. Feldman, Machaver and Bellenghi. The Compensation Committee reviews and recommends to the Board of Directors the salaries, bonuses and other forms of compensation for executive officers of the Company and administers various compensation and benefit plans. The members of the Company's Compensation Committee are Messrs. Bellenghi, Machaver and Trustey. The Board of Directors does not maintain a nominating committee or a committee performing similar functions. Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

  Directors' Fees. The Company pays its directors who are not officers or employees of the Company a fee of $1,000 for each Board and Committee meeting attended.

  Consulting Arrangements. The Company has a consulting arrangement with Scopus Evaluation Services, of which Mr. Machaver is the principal stockholder. In fiscal 1996, 1995 and 1994, the Company paid consulting fees of approximately $40,000, $40,000 and $37,000, respectively, to Scopus.

  Stock Options. Under the Company's 1995 Employee and Consultant Equity Plan, each non-employee director was granted on November 13, 1995 an option to purchase 10,000 shares of Common Stock at an exercise price of $7.50 per share (the "Directors' Options"). The Directors' Options are currently exercisable with respect to 5,000 shares and will become exercisable with respect to an additional 2,500 shares on each of November 13, 1996 and November 13, 1997.

SUMMARY COMPENSATION TABLE

  The following table sets forth certain information regarding the compensation paid to the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for services rendered in all capacities to the Company for fiscal 1996 and fiscal 1995 (collectively the "named executive officers").

                                                        LONG TERM
                               ANNUAL COMPENSATION(1)  COMPENSATION
                               ----------------------- ------------
                                                        SECURITIES
                               FISCAL                   UNDERLYING   ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR   SALARY   BONUS    OPTIONS    COMPENSATION
 ---------------------------   ------ -------- ------- ------------ ------------
 Bruce J. Feldman............   1996  $254,000 $43,600    75,000      $33,792(2)
  President and Chief
  Executive Officer             1995   244,869  25,000       --        58,573(3)
 Fred J. Nicholas ...........   1996   155,000  15,500    50,000          --
  Chief Operating Officer       1995   127,728  14,000     5,000       14,000(4)
 Joseph J. Grilli ...........   1996   110,000  11,000    10,000          --
  Vice President, Mid-
  Atlantic Region               1995   108,769  10,500     5,000       10,500(4)
 James J. Swiniuch ..........   1996   110,000   2,500    25,000          --
  Vice President, Mergers,      1995   103,307  11,000     5,000       11,000(4)
  Acquisitions and Business
  Development

--------
(1) Does not include the value of perquisites provided to certain executive officers which in the aggregate did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus.
(2) Consists of $15,460 of premiums on a split-dollar life insurance policy and $18,324 relating to indebtedness to the Company that was forgiven upon the attainment of certain operating results. See "Certain Transactions."
(3) Consists of $25,000 contributed to the Company's pension and profit sharing plan, $15,000 of premiums on a split-dollar life insurance policy and $18,573 relating to indebtedness to the Company that was forgiven upon the attainment of certain operating results. See "Certain Transactions."
(4) Represents contributions to the Company's pension and profit sharing plan.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information concerning stock options granted during fiscal 1996 to the named executive officers. The following table also sets forth the potential realizable value over the term of the options (the period from grant date to the expiration date), based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts do not represent the Company's estimate of future stock price. Actual realizable values, if any, of stock options will depend on the future performance of the Common Stock.

                                                                         POTENTIAL REALIZABLE VALUE
                                                                              AT ASSUMED ANNUAL
                                                                            RATES OF STOCK PRICE
                                                                              APPRECIATION FOR
                                        INDIVIDUAL GRANTS                      OPTION TERM(1)
                         ----------------------------------------------- ---------------------------
                         NUMBER OF
                         SECURITIES PERCENT OF TOTAL
                         UNDERLYING OPTIONS GRANTED
                          OPTIONS   TO EMPLOYEES IN  EXERCISE EXPIRATION
          NAME            GRANTED     FISCAL YEAR     PRICE      DATE         5%            10%
          ----           ---------- ---------------- -------- ---------- ------------- -------------
Bruce J. Feldman........   75,000         25.6%       $7.50    11/13/05  $     353,753 $     896,480
Fred J. Nicholas........   25,000          8.5%        7.50    11/13/05        117,918       298,827
                           25,000          8.5%        9.00     3/08/06        141,501       358,592
Joseph J. Grilli........   10,000          3.4%        7.50    11/13/05         47,167       119,531
James J. Swiniuch.......   25,000          8.5%        7.50    11/13/05        117,918       298,827

--------
(1) Represents the difference between the market value of the Common Stock for which the option may be exercised, assuming that the market value of the Common Stock appreciates in value from the date of grant to the end of the option term at annualized rates of 5% and 10%, respectively, and the exercise price of the option. The rates of appreciation used in this table are prescribed by regulations of the Commission and are not intended to forecast future appreciation of the market value of the Common Stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table sets forth certain information concerning the exercise of stock options during fiscal 1996 and the number and value of unexercised options held at the end of fiscal 1996 by the named executive officers.

                                                                              VALUE OF UNEXERCISED
                                                    NUMBER OF SECURITIES          IN-THE-MONEY
                                                   UNDERLYING UNEXERCISED          OPTIONS AT
                                                     OPTIONS AT YEAR-END       FISCAL YEAR-END(1)
                         SHARES ACQUIRED  VALUE   ------------------------- -------------------------
   NAME                    ON EXERCISE   REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
   ----                  --------------- -------- ------------------------- -------------------------
Bruce J. Feldman........       --          --           56,250/18,750           $341,016/$113,672
Fred J. Nicholas........       --          --           27,083/32,917            218,355/ 172,895
Joseph J. Grilli........       --          --           11,667/ 8,333            124,885/  61,365
James J. Swiniuch.......       --          --           25,416/ 9,584            197,414/  79,774

--------
(1) Calculated by determining the difference between the fair value of the securities underlying the options on June 30, 1996 and the exercise price.

EMPLOYMENT AGREEMENTS

  Bruce J. Feldman. On September 1, 1995, the Company entered into an employment agreement with Bruce J. Feldman, President and Chief Executive Officer of the Company, for an initial term of three years, subject to automatic annual extensions of one year on August 31, 1996 and each anniversary thereafter. Pursuant to the terms of Mr. Feldman's employment agreement, Mr. Feldman is entitled to receive (i) an annual base salary of $284,000, or such higher amount as the Compensation Committee of the Board may determine (the "Base Salary"); (ii) an annual cash bonus based on the Company's achievement of specified levels of net income as determined by the Compensation Committee; and (iii) a deferred annuity program of $15,000 per year and other benefits at least equivalent to those provided to the Company's other executive officers. The Base Salary will be reviewed by the Compensation Committee on not less than an annual basis. Pursuant to the employment agreement, Mr. Feldman is also entitled to receive a car allowance of $9,000 per year and received a non-qualified stock option grant to purchase 75,000 shares of Common Stock at a per share exercise price of $7.50. Of the shares subject to this option 50% vested on November 13, 1995, 25% vested on August 31, 1996 and the remaining 25% will vest on August 31, 1997.

  Mr. Feldman's employment agreement may be terminated by the Company with or without cause, which is defined to include, among other things, the material breach of the employment agreement by Mr. Feldman, gross negligence in the performance of his duties, conviction of a felony or commission of a material act of dishonesty or breach of trust with respect to the Company. The employment agreement may also be terminated by Mr. Feldman for good reason, which includes, among other things, the demotion or removal of Mr. Feldman, a material diminishment of his responsibilities, a reduction in his Base Salary, his failure to be re-elected to the Board or upon a change in control of the Company. In the event of termination for good reason (including the Company's failure to renew the term of the employment agreement) by Mr. Feldman, or without cause by the Company, Mr. Feldman will be entitled to receive, among other things, regular payments of his Base Salary for three years and have any unvested stock options and awards accelerate and become fully exercisable. In the event of termination by the Company for cause or for any other reason, Mr. Feldman will be entitled to receive any unpaid salary and benefits through the date of termination. Under the employment agreement, Mr. Feldman is prohibited from disclosing confidential information during and after the term of the agreement. In addition, Mr. Feldman is prohibited from soliciting employees or customers of the Company or engaging or participating in any business which competes with the Company within a 100-mile radius of any of the Company's branch offices while he is employed by the Company and for one year thereafter or, in the event of termination by Mr. Feldman for good reason (including the Company's failure to renew the term of the employment agreement) or by the Company without cause, for three years thereafter.

  Fred J. Nicholas. The Company entered into an employment agreement, dated as of January 1, 1995, with Fred J. Nicholas, Chief Operating Officer of the Company, for a term of three and one-half years. Pursuant to the terms of Mr. Nicholas's employment agreement, Mr. Nicholas is entitled to receive (i) a base salary of $140,000 per year; (ii) incentive compensation as determined by the Board of Directors; and (iii) other benefits similar to those provided to the Company's other officers. Mr. Nicholas's employment agreement may be terminated with or without cause by either party. In the event of termination by the Company without cause, Mr. Nicholas will be entitled, under certain circumstances, to continue to receive regular payments of his base salary for a period of six months after the date of his termination. In all other cases, in the event that Mr. Nicholas's employment agreement is terminated, he is entitled to receive unpaid salary and benefits earned up to the date of termination. In the event that Mr. Nicholas's employment is terminated for any reason other than without cause by the Company, he is prohibited from competing with the Company for a period of two years after such termination.

  James J. Swiniuch. The Company entered into an employment agreement, dated as of March 1, 1994, with James J. Swiniuch, Vice President, Mergers, Acquisitions and Business Development, for a term of two years. In August 1995, the Company extended the term of Mr. Swiniuch's employment agreement to March 1, 1998. Pursuant to the terms of Mr. Swiniuch's employment agreement, Mr. Swiniuch is entitled to receive (i) a base salary of $100,000 per year;
(ii) incentive compensation as determined by the Board of Directors; and (iii) other benefits similar to those provided to the Company's other officers. Mr. Swiniuch's employment agreement may be terminated with or without cause by either party. In the event of termination by the Company without cause, Mr. Swiniuch will be entitled, under certain circumstances, to continue to receive regular payments of his base salary for a period of four months after the date of this termination. In all other cases of termination, he is entitled to receive unpaid salary and benefits earned up to the date of termination. In the event that Mr. Swiniuch's employment is terminated for any reason other than without cause by the Company, he is prohibited from competing with the Company for a period of two years after such termination.

  Joseph J. Grilli. The Company entered into an employment agreement, dated as of July 1, 1996, with Joseph J. Grilli, Vice President, Mid-Atlantic Region, for a term of three years. Pursuant to the terms of Mr. Grilli's employment agreement, Mr. Grilli is entitled to receive (i) a base salary of $125,000 per year; (ii) incentive compensation as determined by the Board of Directors; and
(iii) other benefits similar to those provided to the Company's other officers. Mr. Grilli's employment agreement may be terminated with or without cause by either party. In the event of termination by the Company without cause, Mr. Grilli will be entitled, under certain circumstances, to continue to receive regular payments of his base salary for a period of 12 months after the date of his termination. In all other cases, in the event that Mr. Grilli's employment agreement is terminated, he is entitled to receive unpaid salary and benefits earned up to the date of termination. In the event Mr. Grilli's employment is terminated for any reason other than without cause by the Company, he is prohibited from competing with the Company for a period of one year after such termination.

                             CERTAIN TRANSACTIONS

  On June 30, 1992, the Company loaned the principal sum of approximately $95,000 to Bruce J. Feldman, its President and Chief Executive Officer. The loan matures on June 30, 1997 and is payable annually with interest at the rate of 8% per annum until paid in full. This note may be forgiven contingent upon the Company achieving certain annual profit performance criteria. The profit performance criteria were met for fiscal 1993, 1994, 1995 and 1996, resulting in a total forgiveness to date of approximately $77,000. As of September 30, 1996, the principal balance due on the loan was approximately $18,000. See "Management."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Common Stock and as adjusted to reflect the sale of the Shares offered hereby by (i) each person known by the Company to be the beneficial owner of five percent or more of the Common Stock, (ii) each Selling Stockholder; (iii) each of the Company's directors;
(iv) each of the named executive officers; and (v) all directors and executive officers as a group. Except as otherwise indicated below, all information is as of October 1, 1996 and the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

                          SHARES BENEFICIALLY               SHARES BENEFICIALLY
                              OWNED PRIOR                       OWNED AFTER
                          TO THE OFFERING(2)                  THE OFFERING(2)
                          ----------------------- NUMBER OF -----------------------
NAME AND ADDRESS OF                                SHARES
BENEFICIAL OWNER(1)         NUMBER     PERCENT     OFFERED    NUMBER     PERCENT
-------------------       ------------ ---------- --------- ------------ ----------
Bruce J. Feldman(3).....       935,853     11.6%    50,000       885,853      8.0%
Fred J. Nicholas(4).....        53,083        *        --         53,083        *
James J. Swiniuch(5)....        26,716        *        --         26,716        *
Joseph J. Grilli(6).....        11,666        *        --         11,666        *
G. Michael
 Bellenghi(6)...........         7,500        *        --          7,500        *
Harvey Machaver(7)......        32,091        *        --         32,091        *
Joseph F. Trustey(8)....         7,500        *        --          7,500        *
Wasatch Advisors,
 Inc.(9)................       951,100     11.8%       --        951,100      8.6%
Wellington Company(10)..       443,700      5.5%       --        443,700      4.0%
Summit Ventures II,
 L.P.(11)...............       152,175      1.9%   152,175           --       --
Summit Investors II,
 L.P.(11)...............        14,587        *     14,587           --       --
CoreStates Holdings,
 Inc.(12)...............       136,656      1.7%   136,656           --       --
Joel Grossman, Trustee,
 Joel Grossman Family
 Trust(13)..............        96,000      1.2%    36,000        60,000        *
Jeffrey H. Grossman,
 Trustee, Jeffrey H.
 Grossman Family
 Trust(13)..............       100,000      1.2%    77,000        23,000        *
Barbara G. Sterensis,
 Trustee, Barbara G.
 Sterensis Family
 Trust(13)..............       100,000      1.2%    57,500        42,500        *
Joseph B. Sterensis,
 Trustee, Joseph B.
 Sterensis Family
 Trust(13)..............       100,000      1.2%    57,500        42,500        *
Progressive Home Health,
 Ltd.(14)...............        15,646        *     14,024         1,622        *
Progressive Partners,
 Ltd.(14)...............        31,293        *     28,058         3,235        *
All Directors and
 Executive Officers as a
 group
 (10 persons)(15).......     1,077,075     13.3%    50,000     1,027,075     9.3%

--------
   * Denotes less than 1.0%
 (1) Except as otherwise indicated, the address of each person listed above is in care of the Company, 2200 Renaissance Boulevard, Suite 300, King of Prussia, PA 19406.
 (2) Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to the shares. Shares of Common Stock subject to securities currently exercisable or exercisable within 60 days of the date hereof, are deemed outstanding for computing the share ownership and percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.
 (3) Includes 95,238 shares of Common Stock held by the Home Health Corporation of America Profit Sharing Plan, of which Mr. Feldman is sole voting trustee, an aggregate of 100,000 shares of Common Stock for which Mr. Feldman is the sole voting trustee pursuant to voting trust agreements that expire upon Mr. Feldman's death, 106,250 shares of Common Stock which may be acquired upon the exercise of currently exercisable stock options and 5,000 shares of Common Stock which may be acquired upon the exercise of currently exercisable warrants.

 (4) Includes 52,083 shares of Common Stock which may be acquired upon the exercise of currently exercisable options.
 (5) Includes 25,416 shares of Common Stock which may be acquired upon the exercise of currently exercisable options.
 (6) Represents shares of Common Stock which may be acquired upon the exercise of currently exercisable options.
 (7) Consists of 20,000 shares of Common Stock which may be acquired upon the exercise of currently exercisable warrants, 7,500 shares of Common Stock which may be acquired upon the exercise of currently exercisable options and 4,591 shares held jointly with Mr. Machaver's spouse.
 (8) Represents 7,500 shares of Common Stock which may be acquired by Mr. Trustey upon the exercise of currently exercisable options.
 (9) The information set forth herein with respect to the beneficial ownership of the Common Stock is as of September 30, 1996 and is derived from a
     Schedule 13G dated October 9, 1996 filed by Wasatch Advisors, Inc. with the Commission. The address of such beneficial owner is 68 South Main Street, Suite 400, Salt Lake City, UT 84101.
(10) The shares of Common Stock are owned by a variety of investment advisory clients of Wellington Company ("Wellington"). No such client is known to beneficially own more than 5% of the Common Stock. Wellington has shared dispositive power with respect to all 443,700 of the shares of Common Stock and shared voting power with respect to 245,700 of the shares of Common Stock. The information set forth herein with respect to the beneficial ownership of the Common Stock is as of December 31, 1995, and is derived from a Schedule 13G dated February 9, 1996, filed by Wellington with the Commission. The address of such beneficial owner is 75 State Street, Boston, MA 02109.
(11) The address of such beneficial owner is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.
(12) The address of such beneficial owner is P.O. Box 7618, Philadelphia, PA 19101-7618.
(13) The address of such beneficial owner is c/o David L. Robbins, Esq., Foley and Lardner, 100 North Tampa, Suite 2700, Tampa, FL 33602-5804.
(14) The address of such beneficial owner is 141 N. Tessier Drive, St. Petersburg, FL 33706.
(15) Includes an aggregate of 217,914 shares of Common Stock which may be acquired upon the exercise of currently exercisable options and warrants.

                         DESCRIPTION OF CAPITAL STOCK

  The statements made under this section include summaries of certain provisions contained in the Company's Amended and Restated Articles of Incorporation (the "Articles") and in its Amended and Restated Bylaws ("Bylaws"). The Articles and Bylaws have been filed as exhibits to the Registration Statement of which this Prospectus is a part and are incorporated herein by reference.

  The Articles authorize the Company to issue 20,000,000 shares of Common Stock, no par value, and 10,000,000 shares of preferred stock, no par value, issuable in series, the relative rights limitations and preferences of which may be designated by the Board of Directors. As of October 29, 1996, an aggregate of 8,090,007 shares of Common Stock were issued and outstanding.

COMMON STOCK

  The Articles provide that the holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available for the payment of dividends and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of Common Stock. All currently outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus, will be, fully paid and nonassessable.

PREFERRED STOCK

  Although the Company has no present plans to issue shares of Preferred Stock, the Board of Directors is authorized under the Articles, without further shareholder action, to provide for the issuance of preferred stock in one or more classes or series in such numbers of shares, and with such voting rights, designations, preferences, limitations, and special or relative rights (if any), as determined by the Board of Directors.

  It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of a series of preferred stock. However, the issuance of shares of Preferred Stock could adversely affect the rights of the holders of Common Stock. Such effects might include (i) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (iv) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Additionally, the issuance of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, may be used to deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy context or similar transaction or series of transactions. See "Risk Factors--Potential Effects of Anti-Takeover Provisions; Issuance of Preferred Stock."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Articles, Bylaws and state law may be deemed to have anti-takeover effect and may delay, deter or prevent a merger, tender offer, proxy context or other takeover attempt. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without stockholder approval, the Articles provide that (i) at least 65% of the votes entitled to be cast by stockholders is required to approve amendments to the Articles, unless at least a majority of the incumbent directors on the Board of Directors has voted in favor of the amendment, in which case only a majority of the votes cast by stockholders is required to approve the amendment, (ii) directors can be removed only for cause and only by a vote of at least 65% of the votes entitled to be cast by stockholders and (iii) the stockholders of the Company are not entitled to call special meetings of the stockholders. In addition, the Articles provide that actions by stockholders without a meeting must receive the unanimous written consent of all stockholders. The Bylaws establish procedures for the nomination of directors by stockholders and the proposal by stockholders of matters to be considered at meetings of the stockholders, including the submission of certain information by the times prescribed in the Bylaws.

  The BCL also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, stockholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and
(iii) the resources, intent and conduct of the person seeking control.

LIMITATION ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

  As permitted by the BCL, the Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of the Company's taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors protection against awards of monetary damages for negligence in the performance of their duties.

  The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other corporation, whether or not he is a director or executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time and the ability of the Company to raise equity capital in the future. As described below, certain shares currently outstanding will be available for sale after this offering subject to certain legal restrictions on resale. Upon completion of this offering, the Company will have a total of 11,090,007 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and excluding an aggregate of 561,000 shares issuable upon the exercise of outstanding options and warrants and approximately 751,917 shares issuable as partial consideration for the Pending Acquisitions). Of these shares, 8,548,955 will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining 2,541,052 shares are "restricted shares" as that term is defined in Rule 144 under the Securities Act. See Unaudited Pro Forma Consolidated Financial Statements.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (approximately 110,900 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, will be entitled to sell such shares under Rule 144(k) immediately after this offering without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed to amend the holding periods under Rule 144 by reducing the two-year period referred to above to one year and the three-year period referred to above to two years. The proposed amendments have not yet been adopted by the Commission.

  Under Rule 144 (and subject to the conditions thereof), upon completion of this offering, in addition to the Shares being offered hereby, there will be approximately 2,074,222 shares immediately eligible for sale in the public market without restriction.

  A total of 600,000 shares of Common Stock are reserved for issuance upon the exercise of options that may be granted under the 1995 Employee and Consultant Equity Plan (the "1995 Plan"). The Company has filed a registration statement on Form S-8 to register the Common Stock issued or reserved for issuance under the 1995 Plan and the 35,000 shares of Common Stock issuable pursuant to options granted under the Company's 1984 Stock Option Plan. Shares of Common Stock issued under the 1995 Plan after the effective date of such registration statement and the shares of Common Stock outstanding on the date of such registration statement as a result of option exercises, other than shares held by affiliates of the Company, will be eligible for resale in the public market without restriction subject to the Lock-up Agreements.

  The Company, its officers and directors and the Selling Shareholders have agreed (the "Lock-Up Agreements") that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Dean Witter Reynolds Inc., for a period of 90 days from the date of this Prospectus. All of the shares subject to the Lock-Up Agreements will become eligible for sale under Rule 144 beginning 90 days from the date of this Prospectus. See "Underwriting."

REGISTRATION RIGHTS

  In the event the Company proposes to register any of its securities under the Securities Act, for its own account or otherwise at any time, certain stockholders of the Company, including certain executive officers and directors of the Company, collectively holding approximately 289,622 shares of Common Stock or certain of their permitted transferees, are entitled to notice of such registration and to include shares of such Common Stock therein, subject to certain conditions and limitations. Of such stockholders, the holders of 168,000 shares of the Common Stock may, at any time through September 30, 1998, require the Company to register at least 75% of such shares, subject to other conditions and limitations and regardless of whether the Company proposes to register its Common Stock for sale. These holders must bear all expenses for such registrations, other than those attributable ratably to the Company and the holders, with respect to any of their shares included in any such registration. In addition, the holders of an additional 16,000 shares of Common Stock may, at any time between April 29, 1997 and April 29, 1998, require the Company to register at least 80% of such shares, subject to other conditions and limitations and regardless of whether the Company proposes to register its Common Stock.

                                 UNDERWRITING

  The Underwriters named below, for whom Dean Witter Reynolds Inc., Volpe, Welty & Company and Wheat, First Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (a copy of which has been filed as an exhibit to the Registration Statement), to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock set forth opposite their respective names in the table below:

                                                                         NUMBER
      NAME                                                              OF SHARES
      ----                                                              ---------
      Dean Witter Reynolds Inc. ...................................
      Volpe, Welty & Company ..........................................
      Wheat, First Securities, Inc. ...................................
                                                                        ---------
        Total.......................................................... 3,623,500
                                                                        =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they are committed to purchase all of the shares (other than those subject to the over-allotment option) if any are purchased.

  The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such public offering price less a
concession not to exceed $    per share. Such dealers may reallow a concession
not to exceed $   per share to other dealers. After the public offering, the public offering price may be reduced and concessions and reallowances to dealers may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority. The Representatives intend to make a market in the Common Stock after consummation of this offering.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 543,525 shares of Common Stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. After commencement of this offering, the Underwriters may confirm sales subject to the over-allotment option.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the officers and directors of the Company and the Selling Stockholders have agreed that they will not, during the period commencing on the date hereof and ending 90 days after the date of this Prospectus without the prior written consent of Dean Witter Reynolds Inc. (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (whether such shares or such securities are now owned by such officers, directors or Selling Stockholders, or are hereafter acquired); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

  In connection with this offering, the Underwriters and other selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  An opinion will be rendered by the law firm of Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered by the Company hereby, when issued and paid for as contemplated in this Prospectus, will be, and the shares of Common Stock offered by the Selling Stockholders are, legally issued, fully paid and non-assessable. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C.

                                    EXPERTS

  The consolidated balance sheets of the Company as of June 30, 1995 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996 included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph as discussed in Note 1 to the Consolidated Financial Statements that the Company changed its method of accounting for income taxes in 1994, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheet of LHS Holdings, Inc. and Subsidiaries as of December 31, 1995 and the consolidated statements of operations and accumulated deficit and cash flows for the year then ended included in this Prospectus have been included herein in reliance on the report of Baird, Kurtz & Dobson, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheet of R.S.D. Management, Inc. and Subsidiaries as of June 30, 1996 and the consolidated statements of loss and accumulated deficit and cash flows for the year then ended included in this Prospectus have been included herein in reliance on the report of Simione, Simione, Scillia & Larrow LLC, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
Report of Coopers & Lybrand L.L.P. .......................................  F-2
  Consolidated Balance Sheets as of June 30, 1995 and 1996................  F-3
  Consolidated Statements of Income for the fiscal years ended June 30,
   1994, 1995 and 1996....................................................  F-4
  Consolidated Statements of Cash Flows for the fiscal years ended June
   30, 1994, 1995 and 1996................................................  F-5
  Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30, 1994, 1995
   and 1996...............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
LHS HOLDINGS, INC. AND SUBSIDIARIES AND AFFILIATES
Report of Baird, Kurtz & Dobson........................................... F-21
  Consolidated Balance Sheet as of December 31, 1995 and Combined Balance
   Sheet as of
   June 30, 1996.......................................................... F-22
  Consolidated Statement of Operations and Accumulated Deficit for the
   year ended December 31, 1995 and Combined Statement of Operations and
   Accumulated Deficit for the six months ended June 30, 1996............. F-23
  Consolidated Statement of Cash Flows for the year ended December 31,
   1995 and Combined Statement of Cash Flows for the six months ended June
   30, 1996............................................................... F-24
  Notes to Consolidated and Combined Financial Statements................. F-25
R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES
Report of Simione, Simione, Scillia & Larrow LLC.......................... F-32
  Consolidated Balance Sheet as of June 30, 1996.......................... F-33
  Consolidated Statement of Loss and Accumulated Deficit for the year ended June 30, 1996.................................................... F-34
  Consolidated Statement of Cash Flows for the year ended June 30, 1996... F-35
  Notes to Consolidated Financial Statements.............................. F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Home Health Corporation of America, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying consolidated balance sheets of Home Health Corporation of America, Inc. and subsidiaries as of June 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Health Corporation of America, Inc. and subsidiaries as of June 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 30, 1996, except for certain information in
Note 12, for which the date is September 17, 1996

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        JUNE 30,     JUNE 30,
                                                          1995         1996
                                                       -----------  -----------
                                 A S S E T S
Current assets:
 Cash and cash equivalents...........................  $   258,929  $ 1,330,824
 Accounts receivable, net of allowance for doubtful
  accounts of $1,548,908 and $2,152,496, respective-
  ly.................................................   17,554,490   25,964,012
 Inventories, net....................................      946,602    1,358,915
 Prepaid expenses and other current assets...........      342,652      657,658
 Deferred income taxes...............................      772,462      861,746
                                                       -----------  -----------
 Total current assets................................   19,875,135   30,173,155
Property and equipment, net..........................    4,077,625    8,446,767
Goodwill, net of accumulated amortization of $266,852
 and $1,123,255, respectively........................    5,667,916   26,540,203
Other assets, net....................................      984,592    1,010,330
                                                       -----------  -----------
 Total assets........................................  $30,605,268  $66,170,455
                                                       ===========  ===========
                            L I A B I L I T I E S
Current liabilities:
 Current maturities of long-term debt................  $ 1,921,347  $ 1,801,402
 Accounts payable....................................    2,639,794    2,668,116
 Accrued salaries and related employee benefits......    2,543,942    2,160,944
 Other accrued expenses and current liabilities......    1,570,810    3,006,872
 Income taxes payable................................    1,177,322      552,478
                                                       -----------  -----------
 Total current liabilities...........................    9,853,215   10,189,812
Long-term debt, net..................................   12,587,550   16,137,065
Other non-current liabilities........................      210,677      869,328
Deferred income taxes................................       98,428      125,792
Series B redeemable preferred stock, cumulative 10%
 dividend, $10 par value, 200,000 and no shares au-
 thorized, respectively; 60,000 and no shares issued
 and outstanding, respectively, plus accrued and un-
 paid dividends of $60,000 and $0, respectively......      660,000          --
Class B common stock, redeemable, 100,000 and no
 shares issued and outstanding, respectively, stated
 at $1.10 par value per share plus additional paid-in
 capital.............................................      500,000          --
Class C common stock, redeemable, 5,000,000 and no
 shares authorized, respectively; 1,181,259 and no
 shares issued and outstanding, respectively, stated
 at $.01 par value per share plus additional paid-in
 capital.............................................    1,217,370          --
Common stock, redeemable, no par value, no shares and
 100,000 shares issued and outstanding, respectively,
 stated at redemption value of $5 per share..........          --       500,000
                     S T O C K H O L D E R S' E Q U I T Y
Stockholders' equity:
 Preferred stock (undesignated), no par value, no
  shares and 10,000,000 authorized; shares autho-
  rized; no shares issued and outstanding............          --           --
 Common stock, Class A, $.10 par value, 5,000,000 and
  no shares authorized, respectively; 1,098,238 and
  no shares issued, respectively; 744,238 and no
  shares outstanding respectively....................      109,824          --
 Common stock, Class B, $.10 par value, 5,000,000 and
  no shares authorized, respectively, 1,536,097 and
  no shares issued, respectively; 1,345,367 and no
  shares outstanding, respectively...................      153,610          --
 Common stock, no par value, no shares and 20,000,000
  shares authorized, respectively; no shares and
  7,890,205 shares issued and outstanding,
  respectively.......................................          --    33,725,037
Additional paid-in capital...........................    2,289,881          --
Retained earnings....................................    3,252,090    4,641,744
                                                       -----------  -----------
                                                         5,805,405   38,366,781
Common stock, held in treasury, at cost..............     (290,730)         --
Stock subscriptions receivable.......................      (36,647)     (18,323)
                                                       -----------  -----------
 Total stockholders' equity..........................    5,478,028   38,348,458
                                                       -----------  -----------
 Total liabilities and stockholders' equity..........  $30,605,268  $66,170,455
                                                       ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                 FISCAL YEAR ENDED JUNE 30,
                                             -----------------------------------
                                                1994        1995        1996
                                             ----------- ----------- -----------
Net revenues...............................  $36,103,829 $55,965,245 $87,694,484
Operating costs and expenses:
  Patient care costs.......................   16,992,046  28,423,233  42,050,280
  General and administrative...............   15,986,929  21,535,504  32,892,646
  Provision for doubtful accounts..........      697,572   1,528,034   2,848,490
  Depreciation.............................      295,746     419,316     784,046
  Amortization.............................      125,449     230,793   1,016,257
  Interest, net............................      671,747   1,373,283   1,453,975
  Bridge financing.........................          --          --      913,121
                                             ----------- ----------- -----------
    Total costs and expenses...............   34,769,489  53,510,163  81,958,815
                                             ----------- ----------- -----------
Income before income taxes, extraordinary
 item and cumulative effect of change in
 accounting principle......................    1,334,340   2,455,082   5,735,669
Provision for income taxes.................      616,815   1,065,584   2,348,159
                                             ----------- ----------- -----------
    Income before extraordinary item and
     cumulative effect of change in
     accounting principle..................      717,525   1,389,498   3,387,510
Extraordinary item:
  Loss on debt redemption, net.............          --          --    1,160,697
                                             ----------- ----------- -----------
    Income before cumulative effect of
     change in accounting principle........      717,525   1,389,498   2,226,813
Cumulative effect of change in accounting
 for income taxes..........................      210,374         --          --
                                             ----------- ----------- -----------
  Net income...............................  $   927,899 $ 1,389,498 $ 2,226,813
                                             =========== =========== ===========
Per share data:
Net income available to common stockholders
 before extraordinary item and cumulative
 effect of change in accounting principle..  $   661,125 $ 1,325,898 $ 2,550,351
                                             =========== =========== ===========
Net income per common and common equivalent
 share before extraordinary item and
 cumulative effect of change in accounting
 principle.................................  $       .20 $       .38 $       .39
                                             =========== =========== ===========
Net income available to common
 stockholders..............................  $   871,499 $ 1,325,898 $ 1,389,654
                                             =========== =========== ===========
Net income per common and common equivalent
 share.....................................  $       .26 $       .38 $       .21
                                             =========== =========== ===========
Weighted average shares used in computing
 net income per common and common
 equivalent share..........................    3,377,232   3,490,748   6,468,009
                                             =========== =========== ===========

   The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            FISCAL YEAR ENDED JUNE 30,
                                      ----------------------------------------
                                          1994          1995          1996
                                      ------------  ------------  ------------
Cash flows provided by (used in) op-
 erating activities:
 Net income.........................  $    927,899  $  1,389,498  $  2,226,813
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation, amortization and
   other............................       811,176     1,267,640     2,985,086
  Provision for doubtful accounts...       697,572     1,528,034     2,848,490
  Write-off of bridge financing note
   payable discount.................           --            --        405,290
  Write-off of deferred financing
   fees.............................           --            --        200,000
  Loss on debt redemption, net......           --            --      1,160,697
  Cumulative effect of change in ac-
   counting principle...............      (210,374)          --            --
  Forgiveness of management loan....        42,999        18,573        18,324
  Inventory reserve.................        40,000        10,000           --
  Deferred income taxes.............        77,064      (501,444)      (61,922)
  Distributed (undistributed) earn-
   ings from joint ventures.........      (109,970)      194,575           --
  Other.............................        37,201           --            --
Net changes in certain assets and
 liabilities, net of acquisitions:
 Accounts receivable................    (4,327,364)   (7,139,310)  (10,480,368)
 Inventories........................      (592,292)      287,627      (413,553)
 Prepaid expenses and other current
  assets............................      (134,520)      (21,488)     (290,816)
 Accounts payable, accrued expenses
  and other.........................     1,366,824     2,289,744      (664,698)
 Income taxes.......................      (296,346)    1,131,357        35,068
                                      ------------  ------------  ------------
  Net cash flows (used in) provided
   by operating activities..........    (1,670,131)      454,806    (2,031,589)
                                      ------------  ------------  ------------
Cash flows (used in) provided by in-
 vesting activities:
 Purchases of property and equip-
  ment..............................      (735,145)   (1,635,056)   (3,232,668)
  Cash paid for acquisitions, net of
   cash acquired....................           --     (4,993,182)  (15,692,996)
  Increase in other assets..........       (50,035)      132,320      (385,855)
                                      ------------  ------------  ------------
    Net cash flows used in investing
     activities.....................      (785,180)   (6,495,918)  (19,311,519)
                                      ------------  ------------  ------------
Cash flows provided by (used in) fi-
 nancing activities:
 Proceeds from long-term debt.......    15,510,000    22,803,778    23,730,000
 Repayments of long-term debt.......   (13,061,363)  (16,291,449)  (15,302,605)
 Proceeds from bridge financing.....           --            --     13,000,000
 Repayment of bridge financing......           --            --    (13,000,000)
 Repayment of debt with offerings
  net proceeds......................           --            --     (9,983,778)
 Payment of deferred financing
  costs.............................           --       (195,698)     (200,000)
 Redemption of preferred stock and
  preferred stock dividends.........       (50,000)      (60,000)     (606,667)
 Repurchase of common stock war-
  rants.............................        (5,000)     (200,000)          --
 Proceeds from issuance of common
  stock, net........................           --          2,000    24,778,053
                                      ------------  ------------  ------------
   Net cash flows provided by fi-
    nancing activities..............     2,393,637     6,058,631    22,415,003
                                      ------------  ------------  ------------
Net (decrease) increase in cash and
 cash equivalents...................       (61,674)       17,519     1,071,895
Cash and cash equivalents, beginning
 of year............................       303,084       241,410       258,929
                                      ------------  ------------  ------------
Cash and cash equivalents, end of
 year...............................  $    241,410  $    258,929  $  1,330,824
                                      ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          CLASS A               CLASS B             COMMON STOCK,
                       COMMON STOCK          COMMON STOCK              NO PAR
                    --------------------  --------------------  ---------------------
                                                                                        ADDITIONAL     RETAINED   TREASURY
                      SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    PAID IN CAPITAL  EARNINGS     STOCK
                    ----------  --------  ----------  --------  --------- ----------- --------------- ----------  ---------
Balance, July 1,
 1993...........     1,098,238  $109,824   1,453,957  $145,396        --          --    $ 1,283,154   $1,054,693  $(285,730)
Repurchase of
 Class B common
 stock..........           --        --          --        --         --          --            --           --      (5,000)
Issuance of
 Class B common
 stock..........           --        --        5,000       500        --          --          4,500          --         --
Series B pre-
 ferred stock
 dividends......           --        --          --        --         --          --            --       (56,400)       --
Net income......           --        --          --        --         --          --            --       927,899        --
                    ----------  --------  ----------  --------  --------- -----------   -----------   ----------  ---------
Balance, June
 30, 1994.......     1,098,238   109,824   1,458,957   145,896        --          --      1,287,654    1,926,192   (290,730)
Series B pre-
 ferred stock
 dividends......           --        --          --        --         --          --            --       (63,600)       --
Issuance of
 Class B common
 stock..........           --        --       67,140     6,714        --          --        266,786          --         --
Repurchase of
 warrants.......           --        --          --        --         --          --       (200,000)         --         --
Exercise of
 stock options..           --        --       10,000     1,000        --          --          1,000          --         --
Forgiveness of
 shareholder
 loan...........           --        --          --        --         --          --            --           --         --
Issuance of
 warrants in
 connection with
 subordinated
 note payable...           --        --          --        --         --          --        934,441          --         --
Net income......           --        --          --        --         --          --            --     1,389,498        --
                    ----------  --------  ----------  --------  --------- -----------   -----------   ----------  ---------
Balance, June
 30, 1995.......     1,098,238   109,824   1,536,097   153,610        --          --      2,289,881    3,252,090   (290,730)
Exercise of war-
 rants..........           --        --      193,917    19,392        --          --         21,721          --         --
Issuance of
 warrants in
 connection with
 Bridge
 financing......           --        --          --        --         --          --      1,192,029          --         --
Recapitalization..  (1,098,238) (109,824) (1,730,014) (173,002) 3,464,781   4,713,097    (3,503,631)         --     290,730
Issuance of com-
 mon stock in
 Offering.......           --        --          --        --   3,693,192  24,547,299           --           --         --
Conversion of
 subordinated
 note to common
 stock..........           --        --          --        --     400,000   3,000,000           --           --         --
Write-off of
 Series C
 preferred stock
 discount.......           --        --          --        --         --          --            --      (786,739)       --
Series B and C
 preferred stock
 dividends......           --        --          --        --         --          --            --       (50,420)       --
Exercise of war-
 rants..........           --        --          --        --     204,331     124,641           --           --         --
Exercise of
 stock options..           --        --          --        --      26,500      65,000           --           --         --
Issuance of
 common stock
 for
 acquisitions...           --        --          --        --     101,401   1,275,000           --           --         --
Forgiveness of
 shareholder
 loan...........           --        --          --        --         --          --            --           --         --
Net income......           --        --          --        --         --          --            --     2,226,813        --
                    ----------  --------  ----------  --------  --------- -----------   -----------   ----------  ---------
Balance, June
 30, 1996.......           --        --          --        --   7,890,205 $33,725,037           --    $4,641,744        --
                    ==========  ========  ==========  ========  ========= ===========   ===========   ==========  =========
                        STOCK
                    SUBSCRIPTIONS
                     RECEIVABLE      TOTAL
                    ------------- ------------
Balance, July 1,
 1993...........      $(143,584)  $ 2,163,753
Repurchase of
 Class B common
 stock..........            --         (5,000)
Issuance of
 Class B common
 stock..........         88,364        93,364
Series B pre-
 ferred stock
 dividends......            --        (56,400)
Net income......            --        927,899
                    ------------- ------------
Balance, June
 30, 1994.......        (55,220)    3,123,616
Series B pre-
 ferred stock
 dividends......            --        (63,600)
Issuance of
 Class B common
 stock..........            --        273,500
Repurchase of
 warrants.......            --       (200,000)
Exercise of
 stock options..            --          2,000
Forgiveness of
 shareholder
 loan...........         18,573        18,573
Issuance of
 warrants in
 connection with
 subordinated
 note payable...            --        934,441
Net income......            --      1,389,498
                    ------------- ------------
Balance, June
 30, 1995.......        (36,647)    5,478,028
Exercise of war-
 rants..........            --         41,113
Issuance of
 warrants in
 connection with
 Bridge
 financing......            --      1,192,029
Recapitalization..          --      1,217,370
Issuance of com-
 mon stock in
 Offering.......            --     24,547,299
Conversion of
 subordinated
 note to common
 stock..........            --      3,000,000
Write-off of
 Series C
 preferred stock
 discount.......            --       (786,739)
Series B and C
 preferred stock
 dividends......            --        (50,420)
Exercise of war-
 rants..........            --        124,641
Exercise of
 stock options..            --         65,000
Issuance of
 common stock
 for
 acquisitions...            --      1,275,000
Forgiveness of
 shareholder
 loan...........         18,324        18,324
Net income......            --      2,226,813
                    ------------- ------------
Balance, June
 30, 1996.......      $ (18,323)  $38,348,458
                    ============= ============

   The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Home Health Corporation of America, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The Company's financial reporting year represents a fiscal year of twelve calendar months ending on June 30. Information included in these notes represents fiscal years unless otherwise noted.

 Initial Public Offering

  On November 13, 1995, the Company completed the initial public offering of its stock (the "Initial Public Offering"), pursuant to which the Company sold 3,500,000 shares of common stock, no par value. The Initial Public Offering resulted in net proceeds of $24,412,500 to the Company before deduction of certain expenses payable by the Company. The Company used the net proceeds to repay the bridge financing incurred in connection with an acquisition in Tampa, Florida (the "Tampa Acquisition"), senior subordinated indebtedness, a portion of the Company's senior credit facilities and to redeem preferred stock. The Company recorded an extraordinary loss in connection with this early extinguishment of indebtedness (see Note 5, Senior Subordinated Debt).

  On December 12, 1995, the underwriters in the Initial Public Offering exercised their option to purchase additional shares of common stock, pursuant to which the Company sold 193,192 shares of common stock, no par value, resulting in net proceeds of approximately $1,347,000 to the Company. A portion of these net proceeds were used for working capital with the remainder currently invested in a short-term treasury fund.

 Net Revenues

  The Company is paid for its services primarily by Medicare, managed care companies, commercial insurance companies, state Medicaid programs and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third-party payment arrangements are recorded when the services are rendered. Payments received by the Company under Medicare and Medicaid programs are based upon reimbursement of reasonable cost or a predetermined specific fee structure. Reimbursable costs differing from the Company's preliminary authorized payment rates for nursing services under the Medicare and Medicaid programs are recognized as receivables or payables in the period in which the costs are incurred. Adjustments to reimbursable costs resulting from settlements of third-party payor cost reports are recognized in the period of settlement. Approximately 75%, 69% and 66% of the Company's net revenues in fiscal 1994, 1995 and 1996, respectively, are from participation in Medicare and state Medicaid programs.

  At June 30, 1995 and 1996, respectively, 16% and 11% of net accounts receivable was due from Medicare and Medicaid. The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Medicare and Medicaid. The allowance for doubtful accounts principally consists of management's estimate of amounts that may prove uncollectible from non-governmental payors.

 Cash and Cash Equivalents

  All investments purchased with original maturities of three months or less are considered cash equivalents.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

 Inventories

  Inventories are carried at the lower of cost or market, with cost determined using the average cost method, and are principally comprised of medical supplies.

 Property and Equipment

  Property and equipment, which includes equipment held for rental, are recorded at cost or respective fair market value at the time of acquisition and include expenditures for major renewals and betterments. Equipment under capital leases is stated at net present value of the minimum lease payments at the inception of the lease. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or lease terms for leasehold improvements and equipment under capital leases. Upon retirement or other disposition, the cost and the related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

 Goodwill and Other Assets

  Goodwill arises from acquisitions and represents the excess of purchase price over net identifiable acquired assets, and is amortized on a straight-line basis over 20 years.

  Other assets principally consist of amounts relating to deferred financing costs, the noncurrent portion of the workers compensation trust assets, deposits, other intangibles arising from acquisitions and other investments. Deferred financing costs are amortized on a straight-line basis over the life of the financing agreement, generally three years. Other intangibles are amortized on a straight-line basis over 20 years.

  At each balance sheet date, management evaluates the recoverability of intangible assets using certain financial indicators such as historical and future ability to generate income from operations. The Company's policy is to record an impairment loss against the net unamortized cost of the asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows would become less than the carrying amount of the asset.

 Patient Care Costs

  Patient care costs are comprised of salaries and related benefits of patient care personnel, cost of sales of durable medical equipment and supplies and depreciation on equipment held for rental.

 General and Administrative Expenses

  General and administrative expenses are comprised of administrative and support staff salaries and benefits, and occupancy and other operating costs.

 Income Taxes

  The Company files a consolidated tax return with its subsidiaries for federal tax purposes and on a separate Company basis for state tax purposes. Effective July 1, 1993, the Company adopted the asset and liability method of accounting proscribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The cumulative effect of this change in accounting principle increased net income by $210,374 for fiscal 1994. The effect on fiscal 1994 of adopting SFAS No. 109 was not material to income before the cumulative effect of the change in accounting principle.

 Net Income Per Common and Common Equivalent Share

  Net income available to common stockholders is computed by deducting preferred dividends from net income to determine net income available to common stockholders. Additionally, in fiscal 1996, net income available to common stockholders reflects a reduction for the write-off of the discount on redeemable preferred stock issued in connection with the Tampa Acquisition (see Note 2). Net income available to common stockholders is then divided by the weighted average number of common and common equivalent shares outstanding or assumed outstanding for all classes of the Company's common stock. Common stock and common stock equivalents issued by the Company during the 12 month period immediately preceding the initial filing of the Initial Public Offering registration statement at less than fair value at date of issuance, have been included in the calculation of the weighted average number of common and common equivalent shares outstanding for 1994 and 1995, using the treasury stock method and the Initial Public Offering price of $7.50 per share.

 Pro Forma Earnings Per Share

  The following supplementary pro forma earnings per share information has been included to indicate the dilution on primary earnings per share of the Company resulting from the Initial Public Offering.

  Pro forma net income used to calculate pro forma net income per common and common equivalent share reflects adjustments to net income for fiscal 1996 to give effect to the reduction of $1.3 million in interest and bridge financing expenses resulting from the assumed redemption of certain outstanding indebtedness with a portion of the net proceeds from the Initial Public Offering, net of the corresponding increase in income tax expense of $536,000, as if such transactions occurred as of July 1, 1995. Additionally, pro forma net income does not reflect the extraordinary loss, an adjustment for preferred stock dividends or the write-off of the discount on redeemable preferred stock issued in connection with the Tampa Acquisition (see Note 2), as the corresponding debt and preferred stock is assumed to be redeemed as of July 1, 1995.

  Pro forma weighted average common and common equivalent shares used in computing pro forma net income per common and common equivalent share reflect adjustments to the fiscal 1996 fully-diluted weighted averaged common and common equivalent shares outstanding to give effect to the issuance of 3,037,000 shares of common stock, as of July 1, 1995, in connection with the Initial Public Offering, to redeem debt assumed outstanding at July 1, 1995 and debt issued on September 29, 1995 in connection with the Tampa Acquisition (see Note 2), respectively.

                                                                    FISCAL 1996
                                                                    -----------
                                                                    (UNAUDITED)
   Pro forma net income............................................ $4,161,761
                                                                    ==========
   Pro forma weighted average shares used in computing pro forma net income per common and common equivalent share..............  7,582,799
                                                                    ==========
   Pro forma net income per common and common equivalent share..... $     0.55
                                                                    ==========

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

 Workers Compensation

  During fiscal 1995, the Company adopted a self-insurance trust for Pennsylvania workers compensation claims. The Company establishes reserves for claims incurred during the fiscal year but not reported until subsequent fiscal periods.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

 Recent Accounting Pronouncements

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of" ("SFAS 121"). SFAS 121 will be effective for the fiscal year ending June 30, 1997 and establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires that such assets and intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not expect the adoption of SFAS 121 for long-lived and intangible assets to have a significant impact on the Company's results of operations, financial condition or liquidity.

  The Company plans to adopt Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," effective July 1, 1997. SFAS No. 123 allows companies adopting the pronouncement to either change the actual accounting methods for stock based compensation in the financial statements or to disclose certain pro forma results of operations as if the pronouncement had been adopted in the financial statements. The Company plans to disclose pro forma information in the footnotes to the financial statements. As a result, the adoption of SFAS 123 will have no effect on the consolidated financial statements.

2. ACQUISITIONS

  The acquisitions described below have been accounted for under the purchase method. The results of operations for these acquisitions have been included from their respective acquisition dates. The acquisition purchase prices have been allocated to identifiable assets, principally accounts receivable, fixed assets and inventory. The excess of the purchase price over net assets acquired from these acquisitions is recorded as goodwill. Goodwill is being amortized on a straight-line basis over 20 years. There were no acquisitions in fiscal 1994.

 Fiscal 1996 Acquisitions:

  Tampa Acquisition

  On September 29, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of a company located in Tampa, Florida (the "Tampa Acquisition") for an aggregate purchase price of $17.5 million. This acquisition provided the Company with respiratory therapy, durable medical equipment and mobile diagnostic services. The purchase price was comprised of $13,000,000 in cash plus $3,000,000 in subordinated convertible notes and $1,500,000 in seller notes payable. The subordinated convertible notes were converted into 400,000 shares of common stock upon consummation of the Initial Public Offering.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

  The cash paid to effect the Tampa Acquisition was financed through bridge financing which consisted of (i) a $10,000,000 term loan from the Company's senior lending institution (the "bridge term loan"), (ii) the issuance of $2,000,000 of 10% cumulative redeemable Series C preferred stock (the "redeemable preferred stock"), (iii) a $1,000,000 subordinated note and (iv) warrants to purchase 155,414 shares of common stock at $0.01 per share. The redeemable preferred stock and subordinated note were recorded net of a discount of approximately $1,192,000, representing proceeds ascribed to the warrants. The bridge term loan, redeemable preferred stock and subordinated note were redeemed in full on November 15, 1995, with a portion of the net proceeds from the Initial Public Offering, and the remaining discount on the redeemable preferred stock and subordinated note of approximately $787,000 and $405,000, respectively, were charged to retained earnings and bridge financing expenses, respectively, in the accompanying 1996 consolidated balance sheet and income statement, respectively.

  May 1996 Acquisitions

  In May 1996, the Company acquired substantially all of the assets and assumed certain liabilities of three companies acquired in three separate transactions for an aggregate purchase price of $5.2 million. Two of these acquisitions provided the Company with nursing services in the Tampa/St. Petersburg, Florida market and one provided mobile diagnostic services in the Tampa and Palm Harbor, Florida markets. The purchase price was comprised of cash, seller notes and 101,401 shares of the Company's common stock valued at $1,275,000.

 Fiscal 1995 Acquisitions

  HPI Acquisition

  In July 1994, the Company purchased substantially all of the assets and assumed certain liabilities of a company, located in Colmar, Pennsylvania (the "HPI Acquisition") for $1.1 million, comprised of cash and a seller note. This company specialized in pediatric home care services in the Eastern Pennsylvania and Southern New Jersey markets.

  Delaware Acquisition

  In March 1995, the Company acquired substantially all the assets and assumed certain liabilities of a company in Newark, Delaware (the "Delaware Acquisition"). This acquisition provided the Company with nursing, respiratory therapy and durable medical equipment services in Delaware and Maryland. The aggregate initial purchase price of $5.2 million for this acquisition was comprised of cash, a seller note and 100,000 shares of the Company's Class B common stock. Additionally, the Company is making certain earnout payments aggregating $725,000 to the sellers through June, 1998.

  At the option of the holder, the Company is required to repurchase the stock issued in connection with this acquisition for $5 per share at the occurrence of certain events. This stock is reflected as redeemable stock in the accompanying consolidated balance sheet at its redemption value of $500,000. The redemption provisions expire in April, 1997.

  Alpha Acquisition

  In May 1995, the Company acquired substantially all the assets and assumed certain liabilities of a durable medical equipment company located in New Jersey (the "Alpha Acquisition") for initial consideration of $1.45 million, comprised of cash, seller notes and 40,000 shares of the Company's Class B common stock valued at $273,500. Additionally, the Company is making certain earnout payments aggregating $323,000 to the sellers through May, 1999.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

  The following unaudited pro forma summary information combines the consolidated results of operations of the Company and the Fiscal 1996 Acquisitions and Fiscal 1995 Acquisitions, assuming the acquisitions had occurred at the beginning of each of the following fiscal years:

                                                          1995        1996
                                                       ----------- -----------
                                                             (UNAUDITED)
   Net revenues....................................... $83,641,294 $97,962,461
   Income before income taxes and extraordinary
    items.............................................   2,821,541   6,113,432
   Income per share before extraordinary item.........        0.22        0.43
   Net income.........................................   1,609,583   2,449,825
   Net income per share............................... $      0.22 $      0.25

  The pro forma results presented above do not necessarily represent results which would have occurred if the respective acquisitions had taken place at the beginning of each period, nor are they indicative of the results of future combined operations.

3. PROPERTY AND EQUIPMENT

  At June 30, 1995 and 1996, property and equipment consisted of:

                                                             1995       1996
                                                          ---------- ----------
   Equipment held for rental............................. $3,411,395 $7,278,597
   Capitalized leases....................................  1,247,965  1,894,792
   Furniture, fixtures and equipment.....................  1,629,766  2,808,000
   Leasehold improvements................................    244,201    268,440
                                                          ---------- ----------
                                                           6,533,327 12,249,829
   Less accumulated depreciation.........................  2,455,702  3,803,062
                                                          ---------- ----------
                                                          $4,077,625 $8,446,767
                                                          ========== ==========

  Depreciation on equipment held for rental, which was included in patient care costs, was $224,667, $336,587, and $1,090,563 for fiscal 1994, 1995 and
1996, respectively.

4. OTHER ASSETS

  At June 30, 1995 and 1996, other assets consisted of:

                                                             1995       1996
                                                          ---------- ----------
   Deferred financing costs.............................. $  490,266 $  455,680
   Other intangibles.....................................    359,800    359,800
   Workers compensation trust assets.....................    210,677    272,638
   Deposits..............................................    151,128    206,526
   Other investments.....................................      1,289      1,289
                                                          ---------- ----------
                                                           1,213,160  1,295,933
   Less accumulated amortization.........................    228,568    285,603
                                                          ---------- ----------
                                                          $  984,592 $1,010,330
                                                          ========== ==========

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT

  At June 30, 1995 and 1996, long-term debt consisted of:

                                                           1995        1996
                                                        ----------- -----------
   Senior Credit Facilities:
    Revolving Facility................................  $ 4,965,000 $ 9,920,000
    Acquisition Facility..............................    3,713,778   2,975,000
   13.0% Senior Subordinated Note.....................    1,807,444         --
   11.5% Senior Subordinated Note.....................    1,108,034         --
   Sellers notes with interest rates of approximately
    8%, principal and interest due monthly through
    fiscal year 2000..................................    2,385,928   3,872,130
   Other debt (including capitalized leases), rates
    generally fixed from 7% to 18% through fiscal year
    2001..............................................      528,713   1,171,337
                                                        ----------- -----------
                                                         14,508,897  17,938,467
   Less current maturities............................    1,921,347   1,801,402
                                                        ----------- -----------
                                                        $12,587,550 $16,137,065
                                                        =========== ===========

 Senior Credit Facilities

  The Company's Senior Credit Facilities consisted of a revolving facility and an acquisition facility as amended from time to time under the Amended and Restated Credit Agreement (the "Credit Agreement") with an institutional lender. The amendments generally were made to accommodate the Company's growth and reflect favorable changes in the Company's leverage resulting from the Initial Public Offering. The amendments resulted in, among other provisions, decreases in applicable interest rates, increases in total commitment availability, and extensions of maturities. The weighted average interest rate on borrowings outstanding at June 30, 1996 was approximately 7%. The amount outstanding under the Acquisition Facility at June 30, 1995 was repaid in November 1995 with a portion of the net proceeds from the Initial Public Offering.

  On August 22, 1996, the Company entered into a Second Amended and Restated Credit Agreement (the "Second Credit Agreement"), maturing August 22, 1999, with a syndicate of lenders to borrow up to $50 million. The Second Credit Agreement was used to refinance $17.6 million of amounts outstanding under the Credit Agreement, related accrued interest and transaction fees. See Note 12 for a discussion of acquisitions financed under the Credit Agreement subsequent to June 30, 1996 but before August 22, 1996. The Second Credit Agreement consists of (i) a Revolving facility with a commitment of up to $20 million for general corporate purposes, which includes a commitment to issue up to $10 million of letters of credit and (ii) an Acquisition facility with a commitment of up to $30 million for permitted acquisitions, as defined in the agreement. The Company may exchange available commitments between the facilities.

  Funds advanced under the Second Credit Agreement bear interest on the outstanding principal at a fluctuating rate based on either (i) the announced prime rate of the agent bank (the "Prime Rate") or (ii) the London Interbank Borrowing Rate ("LIBOR") as elected from time to time by the Company. Interest is payable monthly if a rate based on the Prime Rate is elected or at the end of the LIBOR period (but in any event not to exceed 90 days) if a rate based on LIBOR is elected. The Company elected various rates on the initial outstanding borrowing of the Second Credit Agreement representing a weighted average interest rate of 6.7% per annum as of August 22, 1996. The Company must pay an annual commitment fee equal to 0.375% of the unused portion of the facilities.

  The Company is required to make principal repayments on the facilities under the Second Credit Agreement upon the permitted sale of certain assets. The Second Credit Agreement limits, under certain circumstances, the

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

Company's ability to incur additional indebtedness, sell material assets or acquire the capital stock or assets of another business, and prohibits payment of dividends. The Second Credit Agreement also requires the Company to meet or exceed certain coverage, leverage and indebtedness ratios. Indebtedness under the Second Credit Agreement is collateralized by a pledge of 100% of the stock of all existing and future subsidiaries of the Company.

 Senior Subordinated Debt

  In June 1992, the Company entered into an agreement with Summit Ventures II, L.P. and Summit Investors II, L.P., ("Summit"), whereby the Company received $2,511,813 in exchange for a $2,500,000 Senior Subordinated Note (the "Summit Note") and 1,181,259 shares of Class C common stock. The Company recorded a discount on the Summit Note of $1,205,557, representing proceeds ascribed to the Class C common stock, which was being amortized using the interest method over the life of the debt. The unamortized portion of the discount was $692,556 at June 30, 1995.

  In March 1995, the Company entered into an agreement with a financing institution whereby the Company issued a $2,000,000 senior subordinated note payable (the "Subordinated Note") and warrants to purchase 180,013 shares of Class B common stock to finance a portion of the Delaware Acquisition. The Company issued additional warrants to the financing institution to purchase 2,195 shares of Class B Common Stock, in connection with an unrelated transaction. The Company recorded a discount on the Subordinated Note of $934,441, representing value ascribed to the warrants, which was being amortized using the interest method over the life of the debt. The unamortized portion of the discount was $891,966 at June 30, 1995.

  The Summit Note and the Subordinated Note were repaid in November 1995 with a portion of the net proceeds from the Initial Public Offering. The Company recorded an extraordinary loss of $1,160,697, net of estimated income taxes of approximately $660,000, related to the write-off of deferred financing costs and the remaining unamortized discounts on these notes.

  Maturities of long-term debt, including capitalized lease obligations, for the next five fiscal years are as follows:

           1997.................................. $ 1,801,402
           1998..................................   1,677,275
           1999..................................   1,044,061
           2000..................................  13,278,389
           2001..................................     137,340
                                                  -----------
                                                  $17,938,467
                                                  ===========

6. CAPITAL STOCK

 Recapitalization

  Upon consummation of the Initial Public Offering in November 1995, the Company implemented a plan of recapitalization (the "Recapitalization") and amended its Articles of Incorporation to authorize the issuance of up to 20,000,000 shares of no par value common stock and up to 10,000,000 shares of preferred stock of such classes and series and with such voting powers, designations, preferences, rights and restrictions as may be established by the Board of Directors.

  Additionally, each share of the Company's Class A common stock (five votes per share), Class B common stock (one vote per share) and Class C common stock (2.36 votes per share) outstanding prior to the Initial Public

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

Offering was canceled and exchanged for one share each of the Company's new no par value common stock. Holders of the no par value common stock are entitled to one vote per share. The Recapitalization also caused each share of the Company's Series A Preferred Stock held in the treasury before the Initial Public Offering to be canceled, and provided for the redemption and cancellation of the Company's Series B and Series C Preferred Stock at their par values of $10.00 per share plus accrued and unpaid dividends, aggregating approximately $2.7 million. The Series C Preferred Stock was issued in connection with the Tampa Acquisition (see Note 2).

 Conversion and Redemption Rights

  The Class A and C common shares were convertible, at the option of the holder, on a share for share basis into Class B common stock. Additionally, the Class C common shares could be redeemed by Summit in the event the Company consummated a qualified public offering or at any time after June 30, 1999, at the then current fair market value of the shares. As a result of these shares being redeemable at the option of the holder, all issued and outstanding shares and related additional paid-in capital pertaining to such shares were classified outside of stockholders' equity in the 1995 consolidated balance sheet. See "Recapitalization."

 Stock Subscriptions Receivable

  During fiscal 1993 and 1994, a total of 190,730 shares of Class B common stock were issued to certain management shareholders for $1.00 a share and were financed by the Company through notes bearing interest at 8% per annum. These notes may be forgiven contingent upon a five-year, profit-performance criteria. The profit-performance criteria were met for each subsequent fiscal year, with the remaining balance of the notes classified as stock subscriptions receivable in the accompanying consolidated statements of stockholders' equity.

 Preferred Stock Transactions

  The following is a summary of the preferred stock transactions for fiscal 1994, 1995 and 1996:

                                          SERIES B            SERIES C
                                      -----------------  --------------------
                                      SHARES    AMOUNT    SHARES     AMOUNT
                                      -------  --------  --------  ----------
Balance outstanding, July 1, 1993....  60,000  $650,000       --          --
Payment of preferred dividends.......     --    (50,000)      --          --
Accrued and unpaid dividends.........     --     56,400       --          --
                                      -------  --------  --------  ----------
Balance outstanding, June 30, 1994...  60,000   656,400       --          --
Payment of preferred dividends.......     --    (60,000)      --          --
Accrued dividends....................     --     63,600       --          --
                                      -------  --------  --------  ----------
Balance outstanding, June 30, 1995...  60,000   660,000       --          --
Issuance of Series C preferred
 stock...............................     --        --    200,000   2,000,000
Accrued dividends....................     --     24,864       --       25,556
Redemption of preferred shares and
 dividends........................... (60,000) (684,864) (200,000) (2,025,556)
                                      -------  --------  --------  ----------
Balance outstanding at June 30,
 1996................................     --        --        --          --
                                      =======  ========  ========  ==========

7. WARRANTS AND OPTIONS

 Warrants

  In June 1992, the Company issued 88,567 warrants to a financing institution to purchase Class B common stock at an exercise price of $.20 per share. In March 1995, the Company redeemed these warrants for $200,000, in connection with the signing of the Subordinated Note, and issued warrants to purchase an aggregate of 182,208

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES shares of Class B Common Stock at an exercise price of $.20 per share (see
Note 5, Senior Subordinated Debt). These warrants were exercised during fiscal 1996.

  Warrants to purchase 155,414 shares of Class C Common Stock at an exercise price of $.01 were issued in September 1995, in connection with the Tampa Acquisition (see Note 2, Tampa Acquisition). These warrants were exercised during fiscal 1996. Additionally, during fiscal 1996, warrants to purchase an aggregate of 60,772 shares of Class B Common Stock were exercised. Warrants remaining outstanding at June 30, 1996 permit the holders to purchase an aggregate of 25,000 shares of common stock for an exercise price of $2.54 per share. These warrants expire June 30, 1997.

 Stock Option Plan

  In September 1995, the Company's stockholders approved the 1995 Employee and Consultant Equity Plan (the "Option Plan") and authorized the reservation of up to 600,000 shares of the Company's common stock for issuance under this plan. The Option Plan replaced the amended and restated 1985 Incentive Compensation Plan (the "1985 Plan"). The Option Plan provides for the granting of options to purchase shares of the Company's common stock to officers, directors, employees and consultants of the Company. Options issued under the Option Plan may be qualified or non-qualified grants. The exercise price of qualified option grants cannot be less than 100% of the fair market value of the shares on the date of grant. Options generally vest over a three-year period and generally expire between five to ten years from the date of grant.

  The following is a summary of option transactions and exercise prices for fiscal 1994, 1995 and 1996:

                                                            PRICE PER SHARE
                                                        ------------------------
                                                        WEIGHTED
                                               OPTIONS  AVERAGE       RANGE
                                               -------  -------- ---------------
   Outstanding at July 1, 1993................  18,500   $2.51   $2.15 to $3.00
   Granted....................................  30,000   $1.03   $0.20 to $2.75
                                               -------
   Outstanding at June 30, 1994...............  48,500   $1.59   $0.20 to $3.00
   Granted....................................  23,000   $1.08   $1.00 to $2.75
   Exercised.................................. (10,000)  $0.20   $0.20
                                               -------
   Outstanding at July 1, 1995................  61,500   $1.63   $1.00 to $3.00
   Granted.................................... 293,500   $7.84   $7.50 to $10.00
   Exercised.................................. (26,500)  $2.45   $1.00 to $3.00
                                               -------
   Outstanding at June 30, 1996............... 328,500   $7.11   $1.00 to $10.00
                                               =======
   Exercisable at June 30, 1996...............  94,167   $6.35   $1.00 to $7.50
                                               =======

  Options outstanding at June 30, 1996 include 35,000 options issued under the 1985 Plan exercisable at $1.00 per share and which expire from October 1996 through June 1998. The remaining options outstanding at June 30, 1996 are exercisable at a weighted average price of $7.84 per share and expire from November 2000 through April 2006.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES

  The Company leases certain office facilities and other equipment under noncancelable leases for terms ranging from one to six years with certain renewal options. Future minimum lease payments under these leases for the next five years are as follows:

                                                          CAPITAL   OPERATING
                                                           LEASES     LEASES
                                                         ---------- ----------
   1997................................................. $  446,411 $  975,569
   1998.................................................    303,534    750,599
   1999.................................................    203,682    301,997
   2000.................................................    189,089    187,385
   2001.................................................    150,079     82,437
                                                         ---------- ----------
   Total minimum lease payments.........................  1,292,795 $2,297,987
                                                                    ==========
   Less amount representing interest....................    239,258
                                                         ----------
   Present value of net minimum future capital lease
    payments............................................ $1,053,537
                                                         ==========

  Total rent expense under operating leases amounted to $1,070,704, $1,605,639 and $2,902,660 for fiscal 1994, 1995 and 1996, respectively, including rent expense on equipment which is subleased to patients and included in patient care costs of $247,663, $563,499 and $1,463,035, respectively.

  The Company maintains medical malpractice and general liability insurance coverage through non-captive insurance companies.

  The Company is a party to certain legal actions arising in the ordinary course of business. The Company believes it has adequate legal defenses and insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

9. EMPLOYEE BENEFIT PLANS

  The Company has a profit-sharing plan that covers substantially all employees who become eligible to participate, upon completion of six months of continuous service. Vesting occurs over a three- to seven-year schedule. Benefits become fully vested upon reaching normal retirement age, or the participants' permanent disability or death. Contributions to the plan are made at the Company's discretion, not to exceed the maximum amount deductible under the Internal Revenue Code. Expense under the profit sharing plan amounted to $450,000 for each of fiscal 1994 and 1995. The Company made no contributions to this plan in fiscal 1996.

  The Company also provides a defined contribution 401(k) plan available to substantially all employees who become eligible to participate in the plan. The Company does not make contributions under this plan.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

10. INCOME TAXES

  The provision (benefit) for income taxes for the following fiscal years consisted of:

                                                  1994      1995        1996
                                                -------- ----------  ----------
   Currently payable:
     Federal................................... $355,677 $1,115,081  $2,077,371
     State.....................................  184,074    451,947     332,710
                                                -------- ----------  ----------
                                                 539,751  1,567,028   2,410,081
                                                -------- ----------  ----------
   Deferred:
     Federal...................................   55,004   (402,010)   (102,764)
     State.....................................   22,060    (99,434)     40,842
                                                -------- ----------  ----------
                                                  77,064   (501,444)    (61,922)
                                                -------- ----------  ----------
                                                $616,815 $1,065,584  $2,348,159
                                                ======== ==========  ==========

  A reconciliation of the U.S. Federal income tax rate to the effective tax rate were as follows:

                                                                 1994  1995  1996
                                                                 ----  ----  ----
   U.S. Federal income tax......................................  34%   34%   34%
   State income taxes, net of Federal income tax benefit........  10     9     5
   Other........................................................   2   --      2
                                                                 ---   ---   ---
   Effective income tax rate....................................  46%   43%   41%
                                                                 ===   ===   ===

  Deferred tax assets (liabilities) were comprised of the following:

                                                               1995      1996
                                                             --------  --------
   Allowance for doubtful accounts.......................... $618,634  $699,354
   Inventory................................................   30,899    30,964
   Vacation reserve.........................................  172,929   181,428
   Other....................................................      --     19,354
                                                             --------  --------
   Gross deferred tax assets................................  822,462   931,100
                                                             --------  --------
   Depreciation and amortization............................  (98,428) (145,146)
                                                             --------  --------
   Gross deferred tax liabilities...........................  (98,428) (145,146)
                                                             --------  --------
   Valuation allowance......................................  (50,000)  (50,000)
                                                             --------  --------
   Net deferred tax asset................................... $674,034  $735,954
                                                             ========  ========

  The Company established a valuation allowance during the year ended June 30, 1994 of $50,000 against net deferred tax assets upon the adoption of SFAS No. 109, due primarily to the uncertainties as to the ultimate realizability of certain deferred tax assets.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

11. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental disclosure of cash flow information:

                                                1994      1995       1996
                                              -------- ---------- -----------
   Cash paid during the year for:
     Interest................................ $484,520 $1,043,487 $ 1,464,237
                                              ======== ========== ===========
     Income taxes............................ $958,168 $  409,431 $ 1,429,578
                                              ======== ========== ===========
   Noncash investing and financing
    activities:
     Accrued and unpaid dividends on
      preferred stock........................ $ 56,400 $   60,000         --
                                              ======== ========== ===========
     Capital lease obligations incurred...... $337,290 $  303,192 $   744,315
                                              ======== ========== ===========
     Issuance of warrants in connection with
      subordinated notes payable.............      --  $  934,441         --
                                              ======== ========== ===========
     Issuance of warrants in connection with
      Tampa Acquisition bridge financing.....      --         --  $ 1,192,029
                                              ======== ========== ===========
     Conversion of subordinated note to
      400,000 shares of common stock, no par
      value..................................      --         --  $ 3,000,000
                                              ======== ========== ===========
     Write-off of Series C preferred stock
      discount...............................      --         --  $   786,739
                                              ======== ========== ===========
   Acquisitions:
     Assets acquired.........................      --  $8,775,599 $24,827,922
   Less:
     Liabilities assumed and acquisition
      costs..................................      --     378,296   2,390,532
     Issuance of subordinated seller notes
      and convertible note...................      --   2,550,000   5,400,000
     Issuance of common stock................      --     773,500   1,275,000
     Capital lease obligations assumed.......      --      80,621      69,394
                                              -------- ---------- -----------
     Cash paid, net of cash acquired.........      --  $4,993,182 $15,692,996
                                              ======== ========== ===========
   Recapitalization:
     Class A common stock....................      --         --  $  (109,824)
     Class B common stock....................      --         --     (173,002)
     Class C common stock....................      --         --   (1,217,370)
     Redeemable Class B common stock.........      --         --     (500,000)
     Additional paid-in capital..............      --         --   (3,503,631)
     Treasury stock..........................      --         --      290,730
     Redeemable common stock, no par value...      --         --      500,000
     Common stock, no par value..............      --         --    4,713,097
                                              -------- ---------- -----------
                                                   --         --          --
                                              ======== ========== ===========

12. SUBSEQUENT EVENTS

 Acquisitions

  In August 1996, the Company acquired substantially all of the assets and assumed certain liabilities of a durable medical equipment and respiratory therapy company located in Scranton, Pennsylvania and a home infusion therapy company located in Sarasota, Florida for an aggregate purchase price of $4.3 million. The durable medical equipment company provides services in the Scranton/Wilkes Barre, Pennsylvania market and

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES the infusion therapy company provides services encompassing the Ft. Myers, Florida market and Tampa/St Petersburg, Florida market. The aggregate purchase price for these acquisitions was comprised of cash, sellers notes payable, and 61,262 shares of the Company's common stock valued at $675,000.

  On September 10, 1996, the Company signed a definitive agreement to merge Home Health Systems, Inc. and its subsidiaries (collectively "HHSI") into the Company. HHSI, headquartered in Phoenixville, Pennsylvania, provides durable medical equipment and infusion and respiratory therapy services in Mount Laurel, New Jersey, Columbia, Maryland and Chicago, Illinois. This acquisition, which is to be accounted for as a pooling of interests, is expected to close within 65 days of the signing of the definitive agreement.

  On September 10 and 17, 1996, the Company signed definitive agreements to acquire substantially all of the assets and assume certain liabilities of a durable medical equipment and respiratory company located in Bristol, Pennsylvania and a nursing services company located in Berlin and Salisbury, Maryland. These acquisitions, which are to be recorded using the purchase method of accounting, are expected to close by September 30, 1996.

                        INDEPENDENT ACCOUNTANTS' REPORT

Stockholder and Board of Directors
LHS Holdings, Inc.
Louisville, Kentucky

  We have audited the accompanying consolidated balance sheet of LHS HOLDINGS, INC. AND ITS SUBSIDIARIES as of December 31, 1995, and the related consolidated statement of operations and accumulated deficit, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LHS HOLDINGS, INC. AND ITS SUBSIDIARIES as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Baird, Kurtz & Dobson

July 9, 1996
Tulsa, Oklahoma

             LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

               CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1995

                                      AND

             COMBINED BALANCE SHEET AS OF JUNE 30, 1996 (UNAUDITED)

                      A S S E T S
                                                         DECEMBER 31,  JUNE 30,
                                                             1995        1996
                                                         ------------ -----------
                                                                      (UNAUDITED)
Current assets
  Cash.................................................   $  143,123  $  601,726
  Accounts receivable, net.............................    1,241,784   1,245,546
  Accounts receivable, other...........................    1,197,513   1,156,858
  Accounts receivable, managed entity..................          --       81,501
  Inventory............................................          --      135,870
  Deferred income taxes................................      280,588     298,829
  Prepaid expenses and other current assets............      250,712     241,993
                                                          ----------  ----------
    Total current assets...............................    3,113,720   3,762,323
                                                          ----------  ----------
Fixed assets
  Fixed assets.........................................       61,853     215,875
  Less: Accumulated depreciation and amortization......      (19,278)    (32,633)
                                                          ----------  ----------
    Total fixed assets.................................       42,575     183,242
                                                          ----------  ----------
Cost in excess of net assets acquired, net.............    2,368,564   2,332,682
Loans and interest receivable, related party...........      497,884   1,569,004
                                                          ----------  ----------
      Total assets.....................................   $6,022,743  $7,847,251
                                                          ==========  ==========
             L I A B I L I T I E S  A N D
 S T O C K H O L D E R' S  E Q U I T Y (D E F I C I T)
Current liabilities
  Accounts payable.....................................   $  533,533  $1,107,281
  Accrued compensation.................................      436,404     486,021
  Accrued employee benefits............................    1,825,470   1,702,224
  Accrued taxes........................................      229,952     234,362
  Income taxes payable.................................      214,392      92,633
  Accrued expenses.....................................      741,848     345,750
  Accrued interest, related party......................          --       15,195
  Due to third party...................................      425,530     393,296
  Notes payable, current...............................    1,613,847   2,184,617
                                                          ----------  ----------
    Total current liabilities..........................    6,020,976   6,561,379
                                                          ----------  ----------
Notes payable, third party.............................      475,000     449,123
Notes payable, related party...........................          --      937,500
Employee benefits, long term...........................          --      615,232
Stockholder's equity (deficit)
  Common stock (See Note 11)...........................           20          40
  Additional paid in capital...........................          --        1,980
  Accumulated deficit..................................     (473,253)   (718,003)
                                                          ----------  ----------
    Total stockholder's equity (deficit)...............     (473,233)   (715,983)
                                                          ----------  ----------
      Total liabilities and stockholder's equity (defi-
       cit)............................................   $6,022,743  $7,847,251
                                                          ==========  ==========

   The accompanying notes are an integral part of these financial statements.

             LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT FOR THE YEAR ENDED
                               DECEMBER 31, 1995

                                      AND

  COMBINED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT FOR THE SIX MONTHS
                        ENDED JUNE 30, 1996 (UNAUDITED)

                                                     YEAR ENDED     SIX MONTHS
                                                    DECEMBER 31,  ENDED JUNE 30,
                                                        1995           1996
                                                    ------------  --------------
                                                                   (UNAUDITED)
Net revenue........................................ $15,689,278    $11,183,319
Operating expenses
  Employee compensation............................   5,763,855      5,767,722
  Employee benefits................................   2,530,747      1,049,000
  Contracted clinical services.....................   2,752,478        573,972
  Transportation...................................     565,186        418,012
  Rent.............................................     655,410        521,932
  Cost of medical supplies sold....................         --         253,704
  Professional fees................................     239,504        143,297
  Depreciation and amortization....................      97,090        102,791
  Other............................................   2,905,452      2,310,574
                                                    -----------    -----------
    Total operating expenses.......................  15,509,722     11,141,004
                                                    -----------    -----------
Operating income...................................     179,556         42,315
Interest income....................................      39,480          8,117
Interest income, related party.....................         --          52,445
Interest expense...................................    (374,945)      (332,432)
Interest expense, related party....................         --         (15,195)
                                                    -----------    -----------
Net loss...........................................    (155,909)      (244,750)
Accumulated deficit at beginning of period.........    (317,344)      (473,253)
                                                    -----------    -----------
Accumulated deficit at end of period............... $  (473,253)   $  (718,003)
                                                    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

             LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

   CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1995

                                      AND

    COMBINED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                                     YEAR ENDED     SIX MONTHS
                                                    DECEMBER 31,  ENDED JUNE 30,
                                                        1995           1996
                                                    ------------  --------------
                                                                    (UAUDITED)
Cash flows from operating activities:
 Net loss.......................................... $  (155,909)   $  (244,750)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization....................      97,090        102,791
  Changes in operating assets and liabilities:
   Increase in accounts receivable.................  (1,431,869)       (44,608)
   Increase in inventory...........................         --        (135,870)
   Increase in deferred income taxes...............    (214,392)       (18,241)
   (Increase)/decrease in prepaid expenses and
    other current assets...........................     (71,329)         8,719
   Increase in accounts payable....................     158,035        573,748
   Increase in accrued compensation and benefits...   1,525,705        541,603
   Increase in accrued taxes.......................     156,386          4,410
   Increase/(decrease) in income taxes payable.....     148,196       (121,759)
   Increase/(decrease) in accrued expenses.........     311,223       (396,098)
   Increase in accrued interest, related party.....         --          15,195
   Increase/(decrease) in due to third party.......     425,530        (32,234)
   Decrease in unearned revenue....................    (125,000)           --
                                                    -----------    -----------
    Net cash provided by operating activities......     823,666        252,906
                                                    -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable, related
   party...........................................          --        937,500
  Repayments of notes payable, third party.........  (1,166,685)    (2,285,359)
  Proceeds from issuance of notes payable, third
   party...........................................   1,150,498      2,830,253
                                                    -----------    -----------
    Net cash provided by/(used in) financing activ-
     ities.........................................     (16,187)     1,482,394
                                                    -----------    -----------
Cash flows from investing activities:
  Investment in fixed assets.......................         --        (157,089)
  Investment in affiliate..........................    (675,904)      (188,670)
  Cash for the transfer of HNT.....................         --         138,182
  Proceeds from the issuance of common stock.......         --           2,000
  Loans to related party...........................    (393,354)    (1,146,120)
  Loans payments from related party................     172,600         75,000
  Repayments of loans receivable...................     134,555            --
                                                    -----------    -----------
    Net cash used in investing activities..........    (762,103)    (1,276,697)
                                                    -----------    -----------
Increase in cash...................................      45,376        458,603
Cash at beginning of period........................      97,747        143,123
                                                    -----------    -----------
Cash at end of period.............................. $   143,123    $   601,726
                                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

                       NOTES TO THE FINANCIAL STATEMENTS

                      DECEMBER 31, 1995 AND JUNE 30, 1996

 (AMOUNTS AND INFORMATION APPLICABLE TO THE SIX MONTHS ENDED JUNE 30, 1996 ARE
                                  UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  LHS Holdings, Inc. (LHS) was organized in the state of Kentucky in August 1993 for the purpose of acquiring, operating and developing home health providers. The December 31, 1995 consolidated financial statements reflect operations as of and for the twelve months ended December 31, 1995 and include the accounts of LHS and its wholly-owned subsidiaries, Liberty Health Services, Inc. (Liberty), Gateway Home Health Agency, Inc. (Gateway), PDN, Inc. (PDN) and Hospice of North Texas, Inc. (HNT), herein referred to as the Company for 1995 reporting. All significant intercompany transactions have been eliminated.

  In March 1996, LHS sold PDN and HNT to S-corporations owned by LHS's sole stockholder, resulting in PDN-S and HNT-S. Additionally, in March 1996, Medical Infusion Services, Inc. (Med IV) became an affiliate of the Company when it was purchased by an S-corporation owned by LHS's sole stockholder. Because these companies are not wholly-owned by LHS, the June 30, 1996 unaudited financial statements are presented on a combined basis rather than a consolidated basis. The June 30, 1996 unaudited financial statements reflect operations as of and for the six months ended June 30, 1996 and include the accounts of LHS and its wholly-owned subsidiaries, and companies under common control, PDN-S and Med IV, herein referred to as the Company for 1996 reporting. PDN-S's assets and liabilities reflect their carryover book values since they were transferred between parties under common control. All significant intercompany and affiliate transactions have been eliminated. The June 30, 1996 financial statements exclude HNT-S as it is not included in the proposed acquisition of certain subsidiaries and affiliates of the Company by Home Health Corporation of America, Inc. (HHCA). See Note 14.

 Revenue Recognition

  Revenue is recognized when service is provided. The Company is paid for its services primarily by Medicare, Medicaid, commercial insurance companies, managed care companies and patients. Contractual allowances are recorded when the services are rendered to give recognition to third-party payment arrangements. Revenues generated from patients served under the Medicare and Medicaid cost reimbursed programs are presented at an amount equivalent to allowable cost as defined by the respective program rather than customary charges. Medicare and Medicaid reimbursable costs are limited by aggregate cost limits and by the disallowance of certain costs not directly resulting from patient care services such as promotion and advertising. During 1996 and 1995, the Company had not exceeded the aggregated cost limits, and believes adequate provisions have been made for any potential disallowances as a result of audits by the respective program fiscal intermediary, which have not yet been completed for either period. Approximately 95% and 78% of the Company's net revenues in the periods ended December 31, 1995 and June 30, 1996, respectively, were from participation in Medicare and Medicaid programs.

  The Company generates a portion of its revenue by providing consulting services to other health care providers. These services include acquisition brokering, due diligence, financial planning and clinical consulting. Total revenues related to consulting services for the twelve months ended December 31, 1995 and the six months ended June 30, 1996 were $383,000 and $17,000, respectively.

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

 Accounts Receivable

  At December 31, 1995 and June 30, 1996, approximately 86% and 73%, respectively, of net accounts receivable were due from Medicare and Medicaid, representing a concentrated group of credit for the Company; however, management does not believe there is credit risk associated with these governmental agencies. Furthermore, the Company monitors the expected collectibility of accounts receivables and records allowances for doubtful accounts as necessary. This allowance was $24,000 and $31,000 at December 31, 1995 and June 30, 1996, respectively.

  During September 1993, the Company entered into a receivables financing program which the Company accounts for in accordance with Statement of Financial Accounting Standards, No. 77, (SFAS 77), "Reporting by Transferors for Transfers of Receivables with Recourse." See Note 5.

 Cost in Excess of Net Assets Acquired

  Cost in excess of net assets acquired is being amortized over 15 years from original acquisition, resulting in amortization of approximately $97,000 and $86,000 for the periods ended December 31, 1995 and June 30, 1996, respectively. Cumulative amortization of cost in excess of net assets acquired as of December 31, 1995 and June 30, 1996 is $187,553 and $241,963,
respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Income Taxes

  The Company recognizes income taxes in accordance with Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes." This method requires recognition of deferred tax assets and liabilities arising from differing financial reporting and tax basis of assets and liabilities.

2. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. It was not practical to estimate the fair value of long term receivables and payables with related parties or officers. The terms of the amounts reflected in the balance sheet at December 31, 1995 and June 30, 1996 with related parties or officers are more fully discussed in Notes 4 and 12. The fair value of other notes payable is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. At December 31, 1995 and June 30, 1996, the fair value is not materially different from the carrying value.

3. ACQUISITIONS

  The acquisitions described below have been accounted for under the purchase method. The results of operations for these acquisitions have been included from their respective acquisition dates. The acquisition purchase prices have been allocated to identifiable assets, and the excess of the purchase price over net assets acquired from these acquisitions is recorded as cost in excess of net assets acquired, which is amortized over 15 years from the original acquisition dates.

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

 Twelve months ended December 31, 1995 Acquisitions

  During 1995, the Company acquired three home health companies. On January 1, 1995, the Company acquired Gateway, a Kentucky-based Medicare certified home health agency. During November 1995, the Company acquired HNT, a home health agency that specializes in the provision of hospice services in Texas, and PDN, an agency that specializes in the provision of pediatric home health services in Texas.

 Six months ended June 30, 1996 Acquisitions

  During March 1996, LHS sold PDN and HNT to S-corporations owned by LHS's sole shareholder, resulting in PDN-S and HNT-S. This transaction represents a transfer of interest under common control. During March 1996, Med IV, an infusion therapy company based in Texas, was acquired from an independent party by an S-corporation owned by LHS's sole stockholder.

  The following unaudited pro forma summary information combines the results of operations of the Company for the 1995 and 1996 acquisitions, assuming the acquisitions had occurred at January 1 of each of the following years.

                                                      YEAR ENDED    SIX MONTHS
                                                     DECEMBER 31, ENDED JUNE 30,
                                                         1995          1996
                                                     ------------ --------------
                                                             (UNAUDITED)
   Net revenues..................................... $18,899,103   $11,440,034
   Net loss......................................... $   261,388   $   207,477

  The pro forma results presented above do not necessarily represent results which would have occurred if the respective acquisitions had taken place at the beginning of each period, nor are they indicative of the results of future combined operations.

4. NOTES PAYABLE

  Notes payable as of December 31, 1995 and June 30, 1996 consist of:

                                                       DECEMBER 31,  JUNE 30,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
8% Note to former owner of subsidiary, payable in in-
 stallments through 1997.............................   $      --   $   69,766
8.5% Notes to former owners of subsidiary, payable in
 installments through 1998...........................      166,666     100,000
9.5% Revolving line of credit, due 1996..............      343,310     500,000
10% Note to former owner of subsidiary, payable in
 installments through 1998...........................      562,500     562,500
10% Notes to related party for purchase of subsidiar-
 ies, due through 1999...............................          --      937,500
12% Note, payable to former owner of subsidiary, due
 1996................................................      100,000         --
12% Notes, due 1996..................................      170,270     170,270
14.5% Note, due 1996.................................       99,221      50,000
17% Revolving line of credit, due 1997...............      415,628     742,495
18% Note, due 1997...................................          --      200,000
18% Note, payable to officer in installments through
 1996................................................      231,252     231,252
Other notes payable..................................          --        7,457
                                                        ----------  ----------
                                                         2,088,847   3,571,240
Less current notes and maturities....................    1,613,847   2,184,617
                                                        ----------  ----------
Long-term notes payable..............................   $  475,000  $1,386,623
                                                        ==========  ==========

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

  Notes payable to officer are secured by the stock of Liberty, the revolving lines of credit are secured by accounts receivable, and all other notes payable are secured by the personal guaranty of the Company's sole shareholder. Accrued interest related to the notes payable to officer was $6,957 as of June 30, 1996, and related interest expense was $23,482 and $6,957, respectively, for the periods ended December 31, 1995 and June 30, 1996.

  As of December 31, 1995, the maturities of long term debt are $1,613,847 in fiscal 1996, $254,166 in fiscal 1997 and $220,834 in fiscal 1998.

5. ACCOUNTS RECEIVABLE

  During September 1993, Liberty entered into a twenty-seven-month agreement with an independent financing organization to advance collections of eligible patient accounts receivable. Liberty is currently in the process of renegotiating the terms of this arrangement. The financing organization has agreed to continue the advances until specific contract terms can be met. Eligible accounts generally include all accounts relating to the Medicare and Medicaid programs. Total advances were approximately $12.4 million during the twelve months ended December 31, 1995 and $8.4 million during the six months ended June 30, 1996. The Company is contingently liable for the collection of the receivables advanced which, as of December 31, 1995 and June 30, 1996 were $1.2 million and $1.5 million, respectively. In the accompanying financial statements, reserves withheld from the gross advances are reflected as accounts receivable, other. Interest costs related to this agreement of $274,160 and $178,297 are included in interest expense for the periods ended December 31, 1995 and June 30, 1996, respectively.

  Beginning in 1997, Statement of Financial Accounting Standards, No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", will supersede SFAS 77 in determining accounting for transfers and servicing of financial assets. The Company's receivable financing program will need to be analyzed in comparison to this new guidance to evaluate the impact of the new statement on accounting for these transactions.

6. INCOME TAXES

  The components of the provision for income taxes for the twelve months ended December 31, 1995 and the six months ended June 30, 1996 are as follows:

                                                           1995        1996
                                                         ---------  -----------
                                                                    (UNAUDITED)
   Current taxes payable................................ $ 214,392   $ 92,633
   Deferred income taxes................................  (214,392)   (92,633)
                                                         ---------   --------
   Net provision........................................ $     --    $    --
                                                         =========   ========

  The provision for income taxes varies from the amount computed at the federal statutory rate as follows:

                               1995       1996
                             --------  -----------
                                       (UNAUDITED)
   Tax based on the federal statutory rate (34%)........ $(53,009)  $(83,216)
   Change in the deferred tax asset valuation allowance.    3,142     48,416
   Non-deductible amortization of goodwill..............   29,256     14,628
   Other................................................   20,611     20,172
                                                         --------   --------
   Provision............................................ $     --   $     --
                                                         ========   ========

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

  Deferred income taxes are provided for those items reported in different periods for income tax and financial reporting purposes. The components of the net deferred tax asset as of December 31, 1995 and June 30, 1996 are as follows:

                                                            1995       1996
                                                          --------  -----------
                                                                    (UNAUDITED)
   Deferred tax assets:
     Accrued bonuses..................................... $281,961   $ 372,060
     Accrued compensated absences........................   61,579       9,276
     Other accrued expenses..............................   26,287      51,821
                                                          --------   ---------
   Gross deferred tax asset..............................  369,827     433,157
                                                          --------   ---------
   Deferred tax liabilities:
     Accumulated depreciation............................   (4,750)     (1,423)
                                                          --------   ---------
   Net deferred tax assets before valuation allowance....  365,077     431,734
   Valuation allowance...................................  (84,489)   (132,905)
                                                          --------   ---------
   Net deferred tax asset................................ $280,588   $ 298,829
                                                          ========   =========

  The Company has limited recognition of net deferred tax assets to the amount recoverable from previously paid income taxes.

7. EMPLOYEE BENEFITS

  The Company has established a 401(k) defined contribution plan under which employees who have completed six months and 1,000 hours of service and attained the age of 21 are eligible to participate. For the eight months ended August 31, 1995, the Company matched 100% of the employees contributions up to 3% of compensation. Effective September 1, 1995, the Company increased its matching contribution to 100% of the employees contributions up to 6% of compensation. Additionally, the Company contributed a discretionary amount to the plan each year. Participants are fully vested in their voluntary contribution and vest 30%, 60% and 100% in the Company's contributions upon the completion of their first, second and third years of service, respectively. The Company reflected $738,131 and $350,101 for the twelve months ended December 31, 1995 and six months ended June 30, 1996, respectively, as expense for 401(k) contributions in the financial statements.

  In April 1995, the Company established a partially self-insured health care plan for its employees. The Company is self-insured under the plan to the extent of $10,000 per person, per plan year, not to exceed a maximum of $400,000, with excess risk coverage obtained from an insurance company. The Company accrues the expense of claim costs and plan administrative expenses for actual claims and expenses incurred, and estimates of unfiled claims based upon the Companys claims experience. Claims liabilities are reevaluated periodically to consider recently settled claims, frequency of claims, and other economic and social factors. The amount accrued for the estimate of incurred but unpaid claims at December 31, 1995 and June 30, 1996 is $65,000 and $79,000, respectively. In April 1996, the Company returned to a fully-insured health care plan for its employees.

  The Company does not provide any post retirement health care and life insurance benefits to retired employees.

8. PROFESSIONAL AND GENERAL LIABILITY INSURANCE

  The Company is subject to claims and legal actions by patients in the ordinary course of business. The Company maintains comprehensive general liability insurance under an occurrence-based policy for losses related to

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES incidents which occur during the period of coverage. Coverage for professional liability claims is maintained under both occurrence-based and claims-made policies. The Company also maintains an umbrella policy to cover claims and judgments in excess of the normal professional liability insurance coverage. No claims have been filed since the inception of the Company.

9. COMMITMENTS AND CONTINGENTIES

 Estimated Third-Party Settlements

  Final determination of amounts earned under Medicare and Medicaid cost-reimbursement programs are subject to review and audit by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made in the financial statements for any adjustments that could result from such reviews and audits.

 Leases

  Noncancelable operating leases for office space and equipment expire in various years through 2001. Certain leases contain renewal options. Future minimum lease payments as of December 31, 1995 are:

                                                                YEARS ENDING
                                                                DECEMBER 31,
                                                                ------------
   1996........................................................  $  894,014
   1997........................................................     848,751
   1998........................................................     709,864
   1999........................................................     603,132
   2000........................................................     470,791
   Thereafter..................................................      39,712
                                                                 ----------
   Future minimum payments.....................................  $3,566,264
                                                                 ==========

10. SUPPLEMENTAL CASH FLOW INFORMATION

  During the twelve months ended December 31, 1995 and the six months ended June 30, 1996, the Company paid interest of $385,700 and $78,330, respectively, and income taxes of $77,410 and $140,000, respectively.

  During the twelve months ended December 31, 1995, the Company issued promissory notes aggregating $862,500 related to the purchase of Gateway, HNT, and PDN. During the six months ended June 30, 1996, the Company issued promissory notes aggregating $69,768 related to the purchase of Med IV.

11. COMMON STOCK

  The common stock as of December 31, 1995 and June 30, 1996 consisted of:

                                                       DECEMBER 31,  JUNE 30,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
   LHS Holdings, Inc., no par value, 10,000 shares
    authorized, 100 shares issued and outstanding....      $20          $20
   PDN, Inc., par value $0.01, 1,000 shares
    authorized, 1,000 shares issued and outstanding..      --           $10
   Medical Infusion Services, Inc., par value $0.01,
    1,000 shares authorized, 1,000 shares issued and
    outstanding......................................      --           $10

            LHS HOLDINGS, INC. AND ITS SUBSIDIARIES AND AFFILIATES

12. RELATED PARTY TRANSACTIONS

  As of December 31, 1995 and June 30, 1996, the Company had lent the sole stockholder $497,884 and $1,569,004, respectively. This loan bears interest at a rate of 10% per annum. This loan was unsecured at December 31, 1995 and June 30, 1996. Additionally, the sole stockholder had lent the Company $937,500 at June 30, 1996, that bears interest at a rate of 10% per annum.

13. SUBSEQUENT EVENT

  Effective July 1, 1996, LHS acquired Nurses Today, Inc., a Texas-based Medicare certified home health agency from an independent party in exchange for cash and debt.

14. PROPOSED SALE OF THE COMPANY (UNAUDITED)

  On October 9, 1996, the Company's sole stockholder signed letters of intent with HHCA, proposing the sale of selected assets and liabilities of LHS, PDN-S and Med IV. These sales are subject to the completion and execution of definitive purchase agreements currently in process.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
R.S.D. Management, Inc. and Subsidiaries
Salem, New Hampshire

  We have audited the accompanying consolidated balance sheet of R.S.D. Management, Inc. and Subsidiaries (the "Company") as of June 30, 1996 and the related consolidated statements of loss and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of R.S.D. Management, Inc. and Subsidiaries as of June 30, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Simione, Simione, Scillia & Larrow
                                           LLC

New Haven, Connecticut
October 18, 1996, except for Note 1 as
to which the date is October 31, 1996

                    R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996

                           A S S E T S
                           -----------
Current assets
  Cash............................................................ $    12,430
  Accounts receivable, less allowance for doubtful accounts of
   $299,000.......................................................     916,214
  Accounts receivable pledged as collateral under financing
   arrangement....................................................   5,144,933
  Prepaid expenses and other current assets.......................     132,213
                                                                   -----------
    Total current assets..........................................   6,205,790
                                                                   -----------
Equipment and leasehold improvements, net.........................     224,634
                                                                   -----------
                                                                   $ 6,430,424
                                                                   ===========
     L I A B I L I T I E S  A N D  D E F I C I E N C Y  I N
                           A S S E T S
     -------------------------------------------------------
Current liabilities
  Line of credit.................................................. $ 1,000,000
  Notes payable to stockholder and officers.......................   1,687,994
  Advances under financing arrangement............................   3,327,966
  Accounts payable................................................     551,145
  Due to Medicare.................................................     304,180
  Accrued payroll and related withholdings........................     714,452
  Accrued insurance and interest..................................     534,449
                                                                   -----------
    Total current liabilities.....................................   8,120,186
                                                                   -----------
Deficiency in assets
  Common stock, Class A, no par value; 150 shares authorized, 10
   shares issued and outstanding..................................         100
  Common stock, Class B, no par value; 150 shares authorized,
   issued and outstanding.........................................         900
  Accumulated deficit.............................................  (1,690,762)
                                                                   -----------
                                                                    (1,689,762)
                                                                   -----------
                                                                   $ 6,430,424
                                                                   ===========

                See notes to consolidated financial statements.

                    R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT

                            YEAR ENDED JUNE 30, 1996

Revenue
  Net service income.............................................. $18,349,585
  Interest income.................................................       1,923
                                                                   -----------
    Total revenue.................................................  18,351,508
                                                                   -----------
Costs and expenses
  Direct service costs............................................  12,256,231
  General and administrative expenses.............................   7,305,087
                                                                   -----------
    Total costs and expenses......................................  19,561,318
                                                                   -----------
Net loss..........................................................  (1,209,810)
Accumulated deficit, beginning of year............................    (480,952)
                                                                   -----------
Accumulated deficit, end of year.................................. $(1,690,762)
                                                                   ===========


                See notes to consolidated financial statements.

                    R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            YEAR ENDED JUNE 30, 1996

Cash flows from operating activities
 Net loss......................................................... $(1,209,810)
 Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation and amortization...................................      52,479
  Provision for bad debts.........................................     295,395
  Changes in assets and liabilities:
   Accounts receivable............................................  (2,632,840)
   Prepaid expenses and other current assets......................     150,310
   Accounts payable...............................................     339,753
   Due to Medicare................................................     (64,738)
   Accrued payroll and related withholdings.......................     297,866
   Accrued insurance and interest.................................     382,486
                                                                   -----------
    Net cash used in operating activities.........................  (2,389,099)
                                                                   -----------
Cash flows from investing activities
  Purchases of equipment and leasehold improvements...............     (28,289)
                                                                   -----------
Cash flows from financing activities
  Decrease in cash overdraft......................................    (305,420)
  Net advances under financing arrangement........................   3,327,966
  Net payments on lines of credit.................................    (750,000)
  Payments of notes payable.......................................    (932,500)
  Proceeds from the issuance of notes payable.....................   1,089,772
                                                                   -----------
    Net cash provided by financing activities.....................   2,429,818
                                                                   -----------
Net increase in cash..............................................      12,430
Cash, beginning of year...........................................         --
                                                                   -----------
Cash, ending of year.............................................. $    12,430
                                                                   ===========
Supplemental disclosure of cash flow information
  Cash paid for interest.......................................... $   388,595
                                                                   ===========

                See notes to consolidated financial statements.

                   R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  The accompanying consolidated financial statements of R.S.D. Management, Inc. and Subsidiaries have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $1,209,810 during the year ended June 30, 1996 and, as of that date, had a deficiency in assets of $1,689,762. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

  On October 31, 1996, the Company entered into a stock purchase agreement to sell the common stock of R.S.D. Management, Inc., including all of its wholly-owned subsidiaries, (the "Seller") to Home Health Corporation of America, Inc. (the "Buyer"). Management has indicated its operations have been profitable during the period July 1, 1996 through August 31, 1996. In addition, on August 8, 1996, the Buyer loaned the Seller $350,000 to assist in financing its operations.

  The Company's continued existence will be dependent on its ability to achieve profitable operations and to generate sufficient cash flow to meet its obligations as they become due.

  On October 31, 1996, the Company received notification from an officer of his intended future participation and support in assuring that the Company continues in operation until the earlier of the date of the closing referred to above or July 1, 1997.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  The Company provides various types of homecare services to private homes and hospitals in Massachusetts and New Hampshire.

 Summary of Significant Accounting Policies

  Principles of Consolidation--The consolidated financial statements include the accounts of R.S.D. Management, Inc. and its wholly-owned subsidiaries, Nursing Services Homecare, Ltd., Nursing Services Homecare, Inc., Nursing Services Staffing of New Hampshire, Inc., and Nursing Services, Inc. All intercompany balances and transactions are eliminated.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

  Equipment and Leasehold Improvements--Equipment and leasehold improvements are recorded at cost. Maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in operations. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, which is 39 years.

  Net Service Income--Net service income is reported at the estimated net realizable amounts from patients and third party payors.

                   R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

  Income Taxes--The Company files consolidated federal income tax returns. For state income tax purposes, the Company files a consolidated return for New Hampshire, and it files separate returns for each entity in Massachusetts. Although R.S.D. Management, Inc. is ultimately liable for corporate income taxes resulting from consolidated tax returns, such taxes have been allocated to each subsidiary as if each subsidiary filed its own corporate tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and the amount used for income tax purposes.

NOTE 3--THIRD-PARTY RATE ADJUSTMENTS, REVENUE AND RECEIVABLE

  Approximately 62 percent of net service income for the year ended June 30, 1996, was derived under the federal government's Medicare program. These revenues are based on cost reimbursement principles and are subject to audit and retroactive adjustment by the respective third-party fiscal intermediaries. The Company's Medicare cost reports have been audited through June 30, 1994. In the opinion of management, retroactive adjustments, if any, would not be material to the financial position or results of operations of the Company.

  Accounts receivable includes $4,263,215 due from Medicare. During the year ended June 30, 1996, significant delays were encountered in collecting Medicare accounts because of increased requests for documentation of charges. Collection of the Medicare portion of accounts receivable, which includes approximately $340,000 that is over 180 days old, is dependent upon Medicare's review and approval. Because of the uncertainty associated with the Medicare approval process, it is reasonably possible that management's estimate of the amount of that receivable which is collectible may change in the near term. However, the amount of that change that is reasonably possible cannot be estimated.

NOTE 4--ACCOUNTS RECEIVABLE FINANCING ARRANGEMENT

  In January 1996, Nursing Services Homecare, Inc., Nursing Services Homecare, Ltd., and Nursing Services, Inc. entered into an agreement with a finance company to factor accounts receivable. Under the agreement, the Companies are advanced 80 percent of eligible receivables, which are submitted weekly in batches. The fee charged by the financing company is based on a percentage of the amount advanced, calculated based on the average days required for collection. Any amount collected on the receivables in excess of the advanced amount and corresponding fee is remitted to the Companies.

  For the year ending June 30, 1996, total advances amounted to $7,371,391, and the related fees amounted to $58,097. The net advances under the financing arrangement, including unpaid purchase fees, amounted to $3,327,966 at June 30, 1996.

NOTE 5--EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Equipment and leasehold improvements at June 30, 1996 consist of the following:

   Office and medical equipment........................................ $285,797
   Leasehold improvements..............................................  106,365
                                                                        --------
                                                                         392,162
   Less accumulated depreciation and amortization......................  167,528
                                                                        --------
                                                                        $224,634
                                                                        ========

NOTE 6--LINE OF CREDIT

  In April 1996, Nursing Services Homecare, Inc. obtained a $1,000,000 line of credit. The line bears interest at the 30-day Commercial Paper Rate plus 2.95 percent (8.4 percent at June 30, 1996), and expires in April 1997. The line is collateralized by securities owned by an officer of the Company and is guaranteed by each of the companies in the consolidated group. The line was fully utilized at June 30, 1996.

                   R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

NOTE 7--NOTES PAYABLE TO STOCKHOLDER AND OFFICERS

  All notes payable are unsecured and consist of the following at June 30, 1996:

Notes payable to stockholder with interest at 10 percent per annum, payable on demand.................................................. $  652,994
Notes payable to officers with interest at 14 percent per annum,
 payable on demand..................................................    735,000
Note payable to stockholder with interest at 12 percent per annum.
 Beginning January 1995, monthly payments of principal and interest of $6,673 are required through January 2000. No principal
 repayments have been made as of June 30, 1996. Accordingly, the
 balance of the note is classified as a current liability...........    300,000
                                                                     ----------
                                                                     $1,687,994
                                                                     ==========

  Interest expense for the year ended June 30, 1996 amounted to $460,948, of which $190,269 was related to notes payable to the stockholder and officers. At June 30, 1996, accrued interest amounted to $29,589, of which $11,460 is payable to the stockholder and officers.

NOTE 8--OPERATING LEASES

  The Company occupies office space in several locations under various operating leases expiring between 1996 and 1999. In addition to minimum lease payments, one lease provides that real estate taxes and operating expenses be paid by the Company. Rental expense for the year ended June 30, 1996 amounted to $229,266.

  In addition, the Company leases certain vehicles under operating leases which expire between June and July 1997. Total lease expense for the year ended June 30, 1996 amounted to $24,648.

  Future minimum lease payments under noncancellable leases for the years ending June 30 are as follows:

   1997................................................................ $212,164
   1998................................................................  137,068
   1999................................................................    3,479
                                                                        --------
     Total............................................................. $352,711
                                                                        ========

NOTE 9--INCOME TAXES

  Deferred tax assets at June 30, 1996 are as follows:

   Total deferred tax assets.........................................  $445,194
   Valuation allowance...............................................  (445,194)
                                                                      ---------
                                                                      $     --
                                                                      =========

  The deferred tax asset results from basis differences in certain trade accounts receivable and the benefit of available federal and state net operating loss carryforwards.

  The Company's management has determined that a valuation allowance is required due to the uncertainty that future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowance has increased by $370,194 for the year ended June 30, 1996.

                   R.S.D. MANAGEMENT, INC. AND SUBSIDIARIES

  At June 30, 1996, the Company had net operating loss carryforwards for federal and state tax reporting purposes of approximately $1,385,000. If not utilized to offset future taxable income, these carryforwards will begin to expire in tax years 2007 and 1998 for federal and state purposes, respectively.

           [LOGO OF HOME HEALTH CORPORATION OF AMERICA APPEARS HERE]

                                3,623,500 SHARES
                                  COMMON STOCK

                                   PROSPECTUS

                           DEAN WITTER REYNOLDS INC.

                             VOLPE, WELTY & COMPANY

                           WHEAT FIRST BUTCHER SINGER

                                          , 1996

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.

                                                                        AMOUNT
                                                                       --------
   Securities and Exchange Commission Registration Fee................ $ 15,784
   National Association of Securities Dealers, Inc. Filing Fee........    5,709
   Nasdaq National Market Listing Fee.................................   17,500
   Printing and Engraving Expenses....................................  100,000
   Accounting Fees and Expenses.......................................  125,000
   Legal Fees and Expenses............................................  150,000
   Blue Sky Qualification Fees and Expenses...........................    5,000
   Miscellaneous......................................................   81,007
                                                                       --------
     Total............................................................ $500,000
                                                                       ========

  The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended, (the "BCL"), contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

  Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a part by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under
Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

  Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

  Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

  Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

  Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

  Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the BCL.

  Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

  Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

  For information regarding provisions under which a director or officer of the Company may be indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to Article VIII of the Company's Bylaws, a copy of which is filed as Exhibit 3.2, which provide in general that the Company shall indemnify its officers and directors to the fullest extent authorized by law.

  Reference is also made to Section 7 of the Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement.

  The Company currently has directors' and officers' liability insurance which covers certain liabilities, including liabilities to the Company and its shareholders, in the amount of $1.0 million.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the past three years, the Company has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and the Company believes that each transaction was exempt from registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) thereof.

  1. On June 30, 1994, the Company issued a promissory note in the principal amount of $550,000 to Healthcare Professionals, Inc., in consideration of the Company's acquisition of substantially all of the assets of Healthcare Professionals, Inc.

  2. On March 3, 1995, the Company issued a subordinated promissory note in the principal aggregate amount of $1,475,000 William W. Moses, Andra H. Moses, Steven R. Altshuler, Jane E. Altshuler, Milton Altshuler and an aggregate of 100,000 shares of its Class B Common Stock to William W. Moses, and Andra H. Moses, Steven R. Altshuler, and Jane E. Altshuler.

  3. On March 3, 1995, the Company issued to CoreStates Fund a warrant to purchase 182,208 shares of Class B Common Stock at an exercise price of $.20 per share. In September 1995, CoreStates Fund exercised its warrant and the Company issued to it 182,208 shares of Class B Common Stock.

  4. On May 31, 1995, the Company issued to Alpha Home Care Services, Inc., a subordinated promissory note in the principal amount of $525,000 and 40,000 shares of its Class B Common Stock in consideration of the Company's acquisition of substantially all of the assets of Alpha.

  5. In August 1995, the Company issued 6,709 shares of Class B Common Stock to Caroline Miller for $38.30 pursuant to an exercise of warrants.

  6. On September 29, 1995, the Company issued to Summit Investors II, L.P. and Summit Ventures II, L.P. (a) a senior subordinated note in the principal amount of $1.0 million bearing interest at 12% per annum, (b) 200,000 shares of its Series C Preferred Stock and (c) a warrant to purchase an aggregate of 155,414 shares of Common Stock at an exercise price of $.01 per share, for an aggregate consideration of $3.0 million. On March 18, 1996, the Company issued 3,093 shares of Common Stock to Summit Investors II, L.P. and 152,175 shares of Common Stock to Summit Ventures II, L.P. pursuant to an exercise of the warrant.

  7. On September 29, 1995, the Company issued a subordinated note in the principal amount of $1,500,000 and a convertible subordinated note in the principal amount of $3,000,000 to Preferred Diagnostic and Medical Services, Inc. and Preferred Diagnostic Services, Inc. in consideration of the Tampa Acquisition.

  8. On October 1, 1995, the Company issued a convertible promissory note in the principal amount of $3,000,000 to Preferred Diagnostic & Medical Services, Inc. and Preferred Diagnostic Services, Inc. (collectively, "Preferred") in consideration of the Company's acquisition of substantially all of the assets of Preferred and G&S Industries, Inc. On November 8, 1995, the promissory note was converted into 400,000 shares of Common Stock, issued as follows: 100,000 shares to Jeffrey H. Grossman, Trustee, Jeffrey H. Grossman Family Trust; 96,000 shares to Joel Grossman, Trustee, Joel Grossman Family Trust; 4,000 shares to Richard M. Levitt and Sandra Levitt (as tenants by the entirety); 100,000 shares to Barbara G. Sterensis, Trustee, Barbara G. Sterensis Family Trust; and 100,000 shares to Joseph B. Sterensis, Trustee, Joseph B. Sterensis Family Trust.

  9. On April 29, 1996, the Company issued 16,000 shares of Common Stock to Mobilsonix, Inc., in consideration of the Company's acquisition of substantially all of the assets of Mobilsonix, Inc.

  10. On May 1, 1996, the Company issued 38,462 shares of Common Stock to Sona Nemethy in consideration of the Company's acquisition of substantially all of the assets of Dependable Nurses, Inc., Dependable Nurses--District 6, Inc., Dependable Home Care, Inc. and Dependable Home Care--District 6, Inc.

  11. On May 1, 1996, the Company issued 15,646 shares of Common Stock to Progressive Home Health, Ltd. and 31,293 shares of Common Stock to Progressive Partners, Ltd. in consideration of the Company's acquisition of substantially all of the assets of Progressive Development Services, Inc., Progressive Home Health, Ltd. and Progressive Partners, Ltd.

  12. On February 12, 1996, the Company issued an aggregate of 6,000 shares of Common Stock to Joel Feiss pursuant to the exercise of three stock options granted in February 1992, February 1994, and July 1994 for 2,500, 2,500 and 1,000 shares of Common Stock, respectively.

  13. On February 12, 1996, the Company issued an aggregate of 7,500 shares of Common Stock to Joseph and Susan Sachs pursuant to the exercise of three stock options granted in December 1991, August 1992, and February 1994, each for 2,500 shares of Common Stock.

  14. On February 12, 1996, the Company issued an aggregate of 5,000 shares of Common Stock to Alan Sklaver pursuant to the exercise of two stock options, granted in December 1991 and August 1992, each for 2,500 shares of Common Stock.

  15. On February 20, 1996, the Company issued an aggregate of 5,000 shares of Common Stock to James Morris pursuant to the exercise of two stock options, granted in December 1991 and August 1992, each for 2,500 shares of Common Stock.

  16. On February 20, 1996, the Company issued 1,000 shares of Common Stock to Richard Polokoff pursuant to the exercise of a stock option granted in June 1993.

  17. On February 20, 1996, the Company issued 1,000 shares of Common Stock to Stanley Richter pursuant to the exercise of a stock option granted in October 1994.

  18. On March 14, 1996, the Company issued 1,000 shares of Common Stock to Daniel Kezden pursuant to the exercise of a stock option granted in October 1994.

  19. On August 5, 1996, the Company issued 22,779 shares of Common Stock to Daily Resources, Inc., in consideration of the Company's acquisition of substantially all of the assets of Daily Resources, Inc.

  20. On August 14, 1996, the Company issued 38,483 shares of Common Stock to National Home Infusion, Inc. in consideration of the Company's acquisition of substantially all of the assets of National Home Infusion, Inc.

  21. On October 1, 1996, the Company issued 19,270 shares of Common Stock to Stephen Melsheimer and 19,270 shares to William Bayer in consideration of the Company's acquisition of substantially all of the assets of Medical Express, Inc.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

(A) EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  ***1.1     Form of Underwriting Agreement.
  ***2.1     Stock Purchase Agreement among HHCA, Home Health Corporation of
              New Hampshire, Randy DiSalvo, R.S.D. Management Services, Inc.,
              Nursing Services Home Care, Inc., and Nursing Services Home Care,
              Ltd.
    *3.1     Amended and Restated Articles of Incorporation of the Company.
    *3.2     Amended and Restated Bylaws of the Company.
  ***5.1     Opinion of Blank Rome Comisky & McCauley.
    *9.1     Voting Trust Agreement between William Moses and Andra H. Moses and Bruce J. Feldman.
    *9.2     Voting Trust Agreement between Steven R. Altshuler and June
              Altshuler and Bruce J. Feldman.
   *10.1     Registration Rights Agreement among the Company, Summit Ventures
              II, L.P., and Summit Investors II, L.P.
   *10.2     Additional Investment Agreement among the Company, Summit Ventures
              II, L.P., Summit Investors II, L.P., Bruce J. Feldman, and Andrew
              J. Bednarski.
   *10.3     Asset Acquisition Agreement among Home Care Medical Supply and
              Equipment, Inc., Alpha Home Care Services, Inc., Joel Schreiber,
              and Joseph J. D'Alessandro, including schedules and exhibits thereto.
   *10.4     Subordination Agreement among CoreStates Bank, N.A., Summit
              Ventures II, L.P., Summit Investors II, L.P., CoreStates
              Enterprise Fund, and Alpha Home Care Services, Inc.
   *10.5     Stock Purchase Agreement among Home Health Care Corporation of
              Delaware, Inc., William Moses, Milton Altshuler, Steven R.
              Altshuler, and Jane Altshuler, relating to the Delaware
              Acquisition.
   *10.6     Asset Acquisition Agreement between HHCDME, Inc., and Master
              Medical Supply Co., Inc., relating to the Delaware Acquisition.
   *10.8     Indemnification Agreement relating to the Delaware Acquisition.

 EXHIBIT NO.                             DESCRIPTION
-------------                            -----------
     *10.9   Agreement among Home Health Care Corporation of Delaware, Inc.,
              HHCD, Inc., HHCDME, Inc., Master Medical Supply Co., Inc.,
              Professional Home Health Services, Inc., Professional Home Health
              Care Agency, Inc., William Moses, Andra H. Moses, Steven R.
              Altshuler, and Jane Altshuler, relating to the Delaware
              Acquisition.

     *10.10  Full Payment Guaranty of the Company relating to the Delaware
              Acquisition.

     *10.11  Subordination Agreement among CoreStates Bank, N.A., Summit
              Ventures II, L.P., Summit Investors II, L.P., CoreStates
              Enterprise Fund, and parties to Delaware Acquisition transaction documents.

    **10.12  Separation Agreement among Home Health Corporation of America,
              Inc., Home Health Corporation of Delaware, Inc., HHCD, Inc.,
              HHCDME, Inc., Steven R. Altshuler, Jane E. Altshuler, William W.
              Moses and Andra H. Moses.

     *10.13  Asset Purchase Agreement between Pennsylvania Home Care, Inc. and
              Healthcare Professionals, Inc.

     *10.14 Lease between the Company and Swedeland Road Corporation, relating to the Company's principal executive offices.

     *10.15  Employment Agreement between the Company and Bruce J. Feldman.

     *10.16  Employment Agreement between the Company and Fred J. Nicholas.

     *10.17  Employment Agreement between the Company and James J. Swiniuch.

      10.18  Employment Agreement between the Company and Joseph J. Grilli.

     *10.19  1995 Employee and Consultant Equity Plan.

     *10.20 1984 Employee Stock Option Plan (Qualified and Non-Qualified), as amended and restated.

     *10.21  Consent and Amendment to Note and Stock Purchase Agreement, dated
              September 29, 1995, among the Company, certain subsidiaries of the Company, Summit Ventures II, L.P. and Summit Investors II,
              L.P.

     *10.22  Subordination Agreement, dated September 29, 1995, among
              CoreStates Bank, N.A., Summit Ventures II, L.P., Summit Investors
              II, L.P., Summit Subordinated Debt Fund, L.P., CoreStates
              Enterprise Fund and Preferred Diagnostic Services, Inc.

     *10.23  Asset Acquisition Agreement among the Company, Home Health
              Corporation of America, Inc.--Tampa, Preferred Diagnostic &
              Medical Services, Inc., Preferred Diagnostic Services, Inc., G&S
              Industries, Inc., and Joel M. Grossman, Jeffrey Grossman, Joseph
              Sterensis, Barbara Sterensis and Richard Levitt.

     *10.24  Registration Rights Agreement, dated September 28, 1995, among the
              Company, a subsidiary of the Company, Preferred Diagnostic &
              Medical Services, Inc. and Preferred Diagnostic Services, Inc.

    **10.25 Second Amended and Restated Credit Agreement dated August 22, 1996 among Home Health Corporation of Delaware, Inc. and CoreStates
              Bank, N.A. (as Agent).

      11.1   Computation of Earnings Per Share.

      11.2   Computation of Fully-Diluted Earnings Per Share.

      21.1   Subsidiaries of the Company.

      23.1   Consent of Coopers & Lybrand L.L.P.

      23.2   Consent of Baird, Kurtz and Dobson.

      23.3   Consent of Simione, Simione, Scillia & Larrow LLC.

   ***23.4   Consent of Blank Rome Comisky & McCauley (included in the opinion filed as Exhibit 5.1 hereto).

      24.1   Power of Attorney (included on signature page).

--------
 * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-96888) dated November 8, 1996, as amended.
 ** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996.
*** To be filed by amendment.

(B)FINANCIAL STATEMENT SCHEDULE

  Report of Independent Accountants on the Financial Statement Schedule

  Schedule II: Valuation and Qualifying Accounts for each of the three fiscal years ended June 30, 1996

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN KING OF PRUSSIA, PENNSYLVANIA, ON OCTOBER 31, 1996.

                                          Home Health Corporation of America,
                                           Inc.


                                          By:      /s/ Bruce J. Feldman
                                              ---------------------------------
                                              Bruce J. Feldman, President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby authorizes Bruce J. Feldman, as Attorney-in-Fact, to sign on his behalf individually and in each capacity stated below, and to file with the Securities and Exchange Commission any amendments, including post-effective amendments, to this Registration Statement.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                      CAPACITY                DATE
              ---------                      --------                ----
        /s/ Bruce J. Feldman           Chairman of the           October 31,
-------------------------------------   Board, President             1996
          BRUCE J. FELDMAN              and Chief Executive
                                        Officer

        /s/ Fred J. Nicholas           Chief Operating           October 31,
-------------------------------------   Officer                      1996
          FRED J. NICHOLAS

        /s/ Bruce J. Colburn           Chief Financial           October 31,
-------------------------------------   Officer (Principal           1996
          BRUCE J. COLBURN              Financial and
                                        Accounting Officer)

      /s/ G. Michael Bellenghi         Director                  October 31,
-------------------------------------                                1996
        G. MICHAEL BELLENGHI

         /s/ Harvey Machaver           Director                  October 31,
-------------------------------------                                1996
           HARVEY MACHAVER

        /s/ Joseph F. Trustey          Director                  October 31,
-------------------------------------                                1996
          JOSEPH F. TRUSTEY

                                 EXHIBIT INDEX
                                 -------------

 EXHIBIT NO.                             DESCRIPTION
-------------                            -----------
   ***1.1    Form of Underwriting Agreement.

   ***2.1    Stock Purchase Agreement among HHCA, Home Health Corporation of
              New Hampshire, Randy DiSalvo, R.S.D. Management Services, Inc.,
              Nursing Services Home Care, Inc., and Nursing Services Home Care,
              Ltd.

     *3.1    Amended and Restated Articles of Incorporation of the Company.

     *3.2    Amended and Restated Bylaws of the Company.

   ***5.1    Opinion of Blank Rome Comisky & McCauley.

     *9.1    Voting Trust Agreement between William Moses and Andra H. Moses and Bruce J. Feldman.

     *9.2    Voting Trust Agreement between Steven R. Altshuler and June
              Altshuler and Bruce J. Feldman.

    *10.1    Registration Rights Agreement among the Company, Summit Ventures
              II, L.P., and Summit Investors II, L.P.

    *10.2    Additional Investment Agreement among the Company, Summit Ventures
              II, L.P., Summit Investors II, L.P., Bruce J. Feldman, and Andrew
              J. Bednarski.

    *10.3    Asset Acquisition Agreement among Home Care Medical Supply and
              Equipment, Inc., Alpha Home Care Services, Inc., Joel Schreiber,
              and Joseph J. D'Alessandro, including schedules and exhibits thereto.

    *10.4    Subordination Agreement among CoreStates Bank, N.A., Summit
              Ventures II, L.P., Summit Investors II, L.P., CoreStates
              Enterprise Fund, and Alpha Home Care Services, Inc.

    *10.5    Stock Purchase Agreement among Home Health Care Corporation of
              Delaware, Inc., William Moses, Milton Altshuler, Steven R.
              Altshuler, and Jane Altshuler, relating to the Delaware
              Acquisition.

    *10.6    Asset Acquisition Agreement between HHCDME, Inc., and Master
              Medical Supply Co., Inc., relating to the Delaware Acquisition.

    *10.8    Indemnification Agreement relating to the Delaware Acquisition.

    *10.9    Agreement among Home Health Care Corporation of Delaware, Inc.,
              HHCD, Inc., HHCDME, Inc., Master Medical Supply Co., Inc.,
              Professional Home Health Services, Inc., Professional Home Health
              Care Agency, Inc., William Moses, Andra H. Moses, Steven R.
              Altshuler, and Jane Altshuler, relating to the Delaware
              Acquisition.

    *10.10   Full Payment Guaranty of the Company relating to the Delaware
              Acquisition.

    *10.11   Subordination Agreement among CoreStates Bank, N.A., Summit
              Ventures II, L.P., Summit Investors II, L.P., CoreStates
              Enterprise Fund, and parties to Delaware Acquisition transaction documents.

   **10.12   Separation Agreement among Home Health Corporation of America,
              Inc., Home Health Corporation of Delaware, Inc., HHCD, Inc.,
              HHCDME, Inc., Steven R. Altshuler, Jane E. Altshuler, William W.
              Moses and Andra H. Moses.

    *10.13   Asset Purchase Agreement between Pennsylvania Home Care, Inc. and
              Healthcare Professionals, Inc.

    *10.14   Lease between the Company and Swedeland Road Corporation, relating to the Company's principal executive offices.

    *10.15   Employment Agreement between the Company and Bruce J. Feldman.

    *10.16   Employment Agreement between the Company and Fred J. Nicholas.

     REPORT OF INDEPENDENT ACCOUNTANTS ON THE FINANCIAL STATEMENT SCHEDULE

  In connection with our audits of the consolidated financial statements of Home Health Corporation of America, Inc. and subsidiaries as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

  In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 30, 1996

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
             FOR EACH OF THE THREE FISCAL YEARS ENDED JUNE 30, 1996

                                                   DESCRIPTION
                                   --------------------------------------------
                                               CHARGED
                                   BALANCE AT  TO COSTS
                                   BEGINNING     AND                BALANCE AT
                                    OF YEAR    EXPENSES  DEDUCTIONS END OF YEAR
                                   ---------- ---------- ---------- -----------
               1996
  Allowance for doubtful
   accounts....................... $1,548,908 $2,848,490 $2,244,902 $2,152,496
  Inventory valuation allowance...     40,000        --      40,000        --
  Deferred income tax valuation
   allowance......................     50,000        --         --      50,000
               1995
  Allowance for doubtful
   accounts.......................    623,119  1,528,034    602,245  1,548,908
  Inventory valuation allowance...     40,000     50,000     50,000     40,000
  Deferred income tax valuation
   allowance......................     50,000        --         --      50,000
               1994
  Allowance for doubtful
   accounts.......................    683,406    697,572    757,859    623,119
  Inventory valuation allowance...     40,000        --         --      40,000
  Deferred income tax valuation
   allowance......................        --      50,000        --      50,000

                                      S-2